As filed with the Securities and Exchange Commission on November 15, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Youku.com Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5/F, SinoSteel Plaza

8 Haidian Street

Haidian District

Beijing 100080

The People’s Republic of China

(86-10) 5885-1881

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Leiming Chen, Esq. Simpson Thacher & Bartlett LLP ICBC Tower, 35/F 3 Garden Road, Central Hong Kong (852) 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A Ordinary Shares, par value US$0.00001 per share(1)	US$150,000,000	US$10,695

(1)	American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents Class A ordinary shares.
(2)	Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated             , 2010.

             American Depositary Shares

Youku.com Inc.

Representing              Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, each representing              Class A ordinary shares of Youku.com Inc., or Youku.

Youku is offering              ADSs to be sold in the offering. Prior to this offering, there has been no public market for the ADSs or our shares. It is currently estimated that the initial public offering price per ADS will be between US$             and US$            . We will apply to list the ADSs on the New York Stock Exchange, or the NYSE, under the symbol “YOKU.”

See “Risk Factors” on page 16 to read about factors you should consider before buying the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to Youku	US$	US$

To the extent the underwriters sell more than              ADSs, the underwriters have the option to purchase up to an additional              ADSs from Youku at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on             , 2010.

Goldman Sachs (Asia) L.L.C.

Allen & Company LLC

Piper Jaffray		Pacific Crest Securities

Prospectus dated             , 2010

功夫梦
YOUKU 优酷
The World Is Watching
2010上海世博
中国达人秀 每周日晚 21:05
敬请期待
TALENT

[THIS PAGE INTENTIONALLY LEFT BLANK]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorized to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Through and including             , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Youku.com Inc.

Overview

We are the leading Internet television company in China. Our Internet television platform enables consumers to search, view and share high-quality video content quickly and easily across multiple devices. We believe our continuous focus on offering a superior user experience has enabled us to become the largest Internet television company in China and elevated our Youku brand, which stands for “what’s best and what’s cool” in Chinese, to be the most recognized online video brand in China according to a 2010 survey conducted by an affiliate of the Chinese Academy of Sciences. According to iResearch, we had approximately 203 million monthly unique visitors from homes and offices in September 2010 and approximately 61 million monthly unique visitors from Internet cafes in August 2010. We had a 40% market share in terms of total user time spent viewing online videos in China during the second quarter of 2010, while our closest competitor accounted for a 23% market share during the same period, according to iResearch. In 2009, we had an implied market share of approximately 14% in terms of online video advertising spend in China, based on iResearch’s estimated data of total online video advertising spend in China.

As a video content aggregator in China, we are well-positioned to benefit from the market growth potential in China’s highly fragmented and regulated content production and distribution markets, where less than half of the professionally produced television serial dramas and movies each year are aired on television or released in theaters. We have built a large and comprehensive online video content library. The majority of the videos on our website are professionally produced content, such as television serial dramas, movies, variety shows, current events reports and music videos, and the remainder is comprised of user-generated content and in-house productions. We license video content typically at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with movies and television serial dramas having an average term of approximately 2.5 years and 2 years, respectively. We generally renew our licenses when they expire. As of September 30, 2010, our video content library contained more than 2,200 movie titles, 1,250 television serial drama titles and over 231,000 hours of other professionally produced content, including 194 variety shows.

Our mission is to become the primary source of video content for the Chinese population across any Internet-enabled device. Leveraging our proprietary video content delivery network, or CDN, comprised of over 5,500 servers, we provide fast streaming and upload speeds. At the same time, our comprehensive content library, coupled with an easy-to-use online interface, facilitates our providing a superior user experience, according to a 2010 survey by China Internet Week, a magazine affiliated with the Chinese Academy of Science. As a result, our Internet television platform attracts a nationwide audience, the majority of which resides in China’s more affluent urban areas.

We currently derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We strive to promote a healthy advertising environment on our website to attract mainstream brand advertisers. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brand advertisers, which increased from 7 in 2007 to 141 in 2008 and to 303 in 2009, and from 230 in the nine months ended September 30, 2009 to 343 in the nine months ended September 30, 2010.

The desirable demographic characteristics of our large user base as well as our differentiated advertising solutions and environment are key factors driving the fast growth in our online advertising revenues. We believe that wireless and web-based subscription services, which we plan to formally launch in the foreseeable future, will also increasingly contribute to our net revenues over time. We launched Youku.com in December 2006. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies who purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB1.8 million in 2007 to RMB33.0 million in 2008 and to RMB153.6 million in 2009, and increased from RMB99.8 million in the nine months ended September 30, 2009 to RMB234.6 million (US$35.1 million) in the nine months ended September 30, 2010.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we operate our business primarily through our consolidated affiliated entities in China. We do not hold equity interests in our consolidated affiliated entities. However, through a series of contractual arrangements with these consolidated affiliated entities and their respective shareholders, we effectively control, and are able to derive substantially all of the economic benefits from, these consolidated affiliated entities.

Our Industry

China’s video media market has developed in a very distinct manner from those in the United States and Western Europe, resulting in a domestic ecosystem highly regulated and fragmented both in terms of production and distribution. This market is undergoing substantial changes partially due to macro trends affecting the global video media market, such as the migration of consumers online, the digitization of both new and existing content, and more convenient access to that content through increasingly faster fixed and mobile broadband connections. The combined effect of these macro trends is that the Internet has emerged as a viable video distribution channel. In China, these changes are magnified by the country’s rapid economic growth, the expansion of the advertising industry, significantly increased consumer spending, and the fragmentation of the legacy production and distribution ecosystems for video content. This has created opportunities for web properties in China with differentiated, desirable video content to aggregate large, nationwide audiences while delivering personalized content whenever users want. With disposable income growing quickly in China, these aggregated audiences have become more attractive to advertisers as well as more capable of paying for content.

China’s Internet television market is early in its development and is evolving rapidly as an increasing number of users search, view and share video content online. For the purposes of this prospectus, Internet television is generally synonymous with online video and refers to consumers’ accessing any type of video content via any Internet-enabled device. The strong consumer reaction to, and the emerging advertiser reception of, Internet television in China represents an increasing convergence of the large and fast-growing Internet market and the large, diverse and highly fragmented video media market.

According to iResearch, the size of China’s online video market, as measured by total revenues, grew rapidly from RMB0.5 billion (US$78 million) in 2006 to RMB2.8 billion (US$413 million) in 2009, representing a compound annual growth rate, or CAGR, of 74%. China’s online video market has become increasingly concentrated, with the top five players accounting for 83% of the total user time spent watching online videos in China during the second quarter of 2010, according to iResearch.

Our Competitive Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

•	leading Internet television company in China with strong brand recognition;

•	network effects and economies of scale resulting in high barriers to entry;

•	large and comprehensive video content library tailored to Chinese users;

•	substantial investments in infrastructure, know-how and products and services to deliver a superior user experience;

•	differentiated sales proposition attracting mainstream brand advertisers; and

•	seasoned management team with a proven track record.

Our Strategies

Our mission is to become the primary source of video content for the Chinese population across any Internet-enabled device. We intend to achieve our mission by expanding our content library and user base, enhancing our brand and better monetizing our user traffic. More specifically, we plan to implement the following strategies:

•	further improve our user experience;

•	increase the breadth and depth of our video content library;

•	expand our infrastructure and optimize our services across Internet-enabled devices;

•	further enhance our brand recognition; and

•	expand and diversify our revenue sources.

Our Challenges

We expect to face risks and uncertainties related to our business and industry, including those relating to our ability to:

•	capitalize on our investments to change our historical net loss position and achieve and sustain profitability;

•	comply with applicable regulations and government policies;

•	generate sufficient revenues to offset the increase in acquisition costs for professionally produced content;

•	maintain our product development advantages and keep up with technological developments and users’ evolving demands; and

•	protect third-party intellectual property rights.

In addition, we expect to face risks and uncertainties related to our corporate structure and doing business in China, including:

•	risks associated with our control over our consolidated affiliated entities, which is based upon contractual arrangements rather than equity ownership;

•

uncertainties associated with our compliance with various PRC laws and regulations, including regulations requiring domestic telecommunications services providers own domain names and trademarks used in the provision of such services and have necessary facilities for the approved business operations; and

•

uncertainties associated with our ability to fund our expansion and operations due to PRC currency transfer and conversion restrictions and the restrictions on loans and direct investments by offshore holding companies to PRC entities.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties associated with our business and investing in our ADSs.

Corporate History and Structure

On September 20, 2005, our founder, Victor Wing Cheung Koo, incorporated 1Verge Inc. in the Cayman Islands. On June 20, 2008, we changed the company name from 1Verge Inc. to Youku.com Inc. On November 14, 2005, we established our wholly owned subsidiary, 1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, in Beijing, China. On April 27, 2010, we acquired all of the equity interest in Jet Brilliant Limited, or Jet Brilliant, a Hong Kong company, which wholly owns Beijing Jet Brilliant Advertising Co., Ltd., or Jet Brilliant Beijing, an advertising company established in Beijing, China. Jet Brilliant operates as our intermediary holding company. For descriptions of the tax implications of having Jet Brilliant as our Hong Kong intermediary holding company and the relevant PRC laws and regulations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation—PRC” and “Regulation—Regulations on Tax—Dividends Withholding Tax.”

The following chart illustrates our corporate structure as of the date of this prospectus:

(1)	1Verge Information and Jiaheyi are our consolidated affiliated entities established in China and each is 80% owned by Ms. Qiong Qin, the wife of our founder, Mr. Victor Koo, and 20% owned by Mr. Dele Liu, our director, chief financial officer and senior vice president. We effectively control 1Verge Information and Jiaheyi through contractual arrangements. See “Corporate Structure.”

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we conduct our online video operations in China primarily through our consolidated affiliated entity, 1Verge Information Technology (Beijing) Co., Ltd., or 1Verge Information. 1Verge Information is our website operator and Internet content provider, and holds the licenses and permits issued by both the telecommunication and broadcast media authorities as well as other ancillary licenses and permits to conduct our online video operations. PRC laws and regulations also restrict foreign ownership of companies that conduct advertising business by requiring a Sino-foreign joint venture’s foreign investor to have previously had two years’ direct advertising operations as its main business outside of China, and a wholly foreign-owned enterprise’s foreign investor to have previously had three years’ direct advertising operations as its main business outside of China. As a Cayman Islands company, we are a foreign legal person under PRC laws and we have not been involved in any advertising business outside of China for the requisite number of years. We conduct our advertising business in China primarily through our consolidated affiliated entities, 1Verge Information and Jiaheyi Advertising (Beijing) Co., Ltd., or Jiaheyi. Jiaheyi is an advertising agency, which plays an immaterial role in our business and contributed less than 1% of our total net revenues in each of 2007, 2008, 2009 and the nine months ended September 30, 2010. We intend to begin the process of liquidating Jiaheyi in 2011. Jet Brilliant is a Hong Kong company which satisfies the requirement of having three years’ direct advertising operations, and therefore was approved by local branch of the State Administration for Industry and Commerce, or the SAIC, to establish Jet Brilliant Beijing on May 19, 2009, a wholly foreign-owned advertisement company. As we acquired Jet Brilliant on April 27, 2010, Jet Brilliant Beijing will conduct our advertising agency business in the future. However, we do not expect that the advertising agency business will play an important role in our overall business in the future.

Our wholly owned subsidiary, 1Verge Internet, has entered into a series of contractual arrangements with 1Verge Information, Jiaheyi and their respective shareholders, which enable us to:

•	exercise effective control over the business management and shareholder voting rights of 1Verge Information and Jiaheyi;

•

receive substantially all of the economic benefits of 1Verge Information and Jiaheyi through service and licensing fees in consideration for the technical and consulting services provided by and the intellectual property rights licensed by 1Verge Internet; and

•	have an exclusive option to purchase all of the equity interests in 1Verge Information and Jiaheyi when and to the extent permitted under PRC laws.

We do not have equity interest in 1Verge Information or Jiaheyi. However, as a result of these contractual arrangements, we are considered the primary beneficiary of 1Verge Information and Jiaheyi, and we treat them as our consolidated affiliated entities under the generally accepted accounting principles in the United States, or U.S. GAAP. We have consolidated the financial results of these companies in our consolidated financial statements in accordance with U.S. GAAP. For the three years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010, we received nil service or license fees under the amended and restated exclusive technical and consulting services, trademark license and domain name license agreements referred to in “Corporate Structure—Agreements that Transfer Economic Benefits to Us” from 1Verge Information or Jiaheyi as neither of them has yet to achieve profitability. For a description of these contractual arrangements, see “Corporate Structure.” For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Corporate Information

Our principal executive offices are located at 5/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, the People’s Republic of China. Our telephone number at this address is +86 (10) 5885-1881. Our registered office in the Cayman Islands is located at Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman, KY1-1108 Cayman Islands. Our telephone at this address is +1 (345) 949-4900. We also have three representative offices in Shanghai, Guangzhou and Chengde, and a branch in Xi’an, China.

Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. Our website is www.youku.com and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

CONVENTIONS USED IN THIS PROSPECTUS

In this prospectus, unless the context indicates otherwise, references to:

•	“we,” “us,” “our company,” “our,” and “Youku” refer to Youku.com Inc., its subsidiaries and consolidated affiliated entities;

•

“ordinary shares” refer to, prior to the completion of this offering, our ordinary shares, par value US$0.00001 per share, and, after the completion of this offering, collectively our Class A and Class B ordinary shares, par value US$0.00001 per share;

•	“preferred shares” refer to our Series A, Series B-1, Series B-2, Series C, Series D, Series E and Series F convertible preferred shares, par value US$0.00001 per share;

•	“ADS” refers to American depositary shares, each of which represents Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“$”, “US$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“monthly unique visitors” means the number of unique visitors to a specific website within a given month. Once an individual has visited a site in a given month, all subsequent visits from the same IP address during such month are not additive to the monthly unique visitor tally; and

•	“commissions earned by third-party advertising agencies” means the estimated amount of commissions earned by advertising agencies who purchase our services.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

THE OFFERING

The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Price per ADS	US$ .

ADSs offered by us	ADSs.

ADS to Class A ordinary share ratio	Each ADS represents the right to receive Class A ordinary shares, par value US$0.00001 per share.

ADSs outstanding immediately after this offering	ADSs.

Ordinary shares outstanding immediately after this offering	shares, par value $0.00001 per share, comprised of (i) Class A ordinary shares and (ii) Class B ordinary shares.

The ADSs	The depositary will hold the Class A ordinary shares underlying your ADSs and you will have rights as provided for in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	After the completion of this offering, our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Subject to certain exceptions, in respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering (after deducting underwriting discounts and commissions and estimated offering expenses payable by us).

We intend to use the net proceeds from this offering to invest in technology, infrastructure and product development efforts, acquire additional video content and expand our sales and marketing efforts and for other general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions). See “Use of Proceeds” for more information.

NYSE symbol	YOKU.

Depositary	Citibank, N.A.

Lock-up

We, our directors and executive officers, all of our shareholders and certain of our option holders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. In addition, through a letter agreement, we will instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Goldman Sachs (Asia) L.L.C. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Moreover, the shareholders of 1Verge Holdings Ltd., which will directly hold a total of 626,773,147 Class B ordinary shares of our company on an as-converted basis upon the completion of this offering, have agreed among themselves not to sell our shares through 1Verge Holdings Ltd. without the unanimous consent of 1Verge Holdings Ltd.’s board of directors for a period of two years after the completion of this offering. See “Shares Eligible For Futures Sales” and “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based upon              ordinary shares outstanding as of the date of this prospectus, assuming the conversion of all outstanding convertible redeemable preferred shares, or preferred shares, and the preferred shares issuable upon the exercise of all outstanding warrants into              ordinary shares immediately upon the completion of this offering;

•	excludes ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$ per share; and

•	excludes ordinary shares reserved for future issuances under our 2006 Stock Option Scheme, as amended, and our 2010 Share Incentive Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations data for the years ended December 31, 2007, 2008, 2009 and the summary consolidated balance sheet data as of December 31, 2008, 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the nine month periods ended September 30, 2009 and 2010 and summary consolidated balance sheet data as of September 30, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read this Summary Consolidated Financial Data together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share date)
				(Unaudited)	(Unaudited)	(Unaudited)
Consolidated Statement of Operations Data
Net revenues(1)	1,778	33,022	153,626	99,784	234,623	35,068
Cost of revenues(2)	(46,148)	(171,130)	(216,708)	(157,684)	(248,719)	(37,175)

Gross loss	(44,370)	(138,108)	(63,082)	(57,900)	(14,096)	(2,107)
Operating expenses(2):
Sales and marketing	(22,469)	(35,086)	(72,746)	(46,485)	(91,527)	(13,680)
Product development	(15,530)	(15,398)	(20,908)	(15,003)	(21,260)	(3,178)
General and administrative	(5,843)	(14,367)	(18,523)	(13,043)	(18,716)	(2,797)

Total operating expenses	(43,842)	(64,851)	(112,177)	(74,531)	(131,503)	(19,655)

Loss from operations	(88,212)	(202,959)	(175,259)	(132,431)	(145,599)	(21,762)
Interest income	1,013	5,384	2,054	1,840	1,068	160
Interest expense	—	(4,240)	(6,835)	(5,401)	(4,963)	(742)
Amortization of debt issuance costs	—	(2,380)	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	(2,422)	(264)	(2,313)	(357)	(17,532)	(2,620)
Others, net	(62)	(1)	67	48	65	10

Loss from operations before income taxes	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)
Income taxes	—	—	—	—	—	—

Net loss	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)

Net loss per share:
Basic	(0.25)	(0.56)	(0.50)	(0.37)	(0.46)	(0.07)
Diluted	(0.25)	(0.56)	(0.50)	(0.37)	(0.46)	(0.07)
Net loss per ADS(3):
Basic
Diluted
Weighted-average ordinary shares outstanding:
Basic	365,011,250	365,134,375	365,432,916	365,268,611	365,675,115	365,675,115
Diluted	365,011,250	365,134,375	365,432,916	365,268,611	365,675,115	365,675,115
Pro forma net loss per share:
Basic			(0.13)		(0.11)	(0.02)
Diluted			(0.13)		(0.11)	(0.02)
Pro forma weighted-average ordinary shares outstanding:
Basic			1,454,990,172		1,555,698,080	1,555,698,080
Diluted			1,454,990,172		1,555,698,080	1,555,698,080
Selected non-GAAP Financial Data
Adjusted revenues(4)	1,778	39,401	191,492	122,545	288,511	43,122

Adjusted net loss(4)	(86,012)	(200,531)	(175,408)	(132,696)	(142,054)	(21,232)

(1)	Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 7, as set forth below:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)

Commissions earned by third-party advertising agencies	—	6,379	37,866	22,761	53,888	8,054

(2)	Including share-based compensation expenses as set forth below:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	259	283	206	550	82
Product development	684	1,401	1,657	1,206	2,038	305
Sales and marketing	141	861	1,690	1,161	3,645	545
General and administrative	424	1,144	935	675	1,142	170

Total	1,249	3,665	4,565	3,248	7,375	1,102

(3)	Each ADS represents Class A ordinary shares.

(4)	We define adjusted revenues, a non-GAAP financial measure, as the sum of net revenues and commissions earned by third-party advertising agencies, as the term is defined on page 7. We define adjusted net loss, a non-GAAP financial measure, as net loss excluding share-based compensation expenses and change in fair value of derivative financial liabilities and warrant liability. We review adjusted revenues and adjusted net loss together with net revenues and net loss to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance with the effect of commissions earned by third-party advertising agencies, as the term is defined on page 7, and without the effect of non-cash share-based compensation expenses and change in fair value of derivative financial liabilities and warrant liability, which have been and will continue to be significant recurring factors in our business. However, the use of adjusted revenues and adjusted net loss has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted revenues is that it excludes an item that is not typically excluded from net revenues. One of the limitations of using non-GAAP adjusted net loss is that it does not include all items that impact our net loss for the period. In addition, because adjusted revenues and adjusted net loss are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted revenues and adjusted net loss in isolation from or as an alternative to net revenues and net loss, respectively, prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	1,778	33,022	153,626	99,784	234,623	35,068
Add back: Commissions earned by third-party advertising agencies	—	6,379	37,866	22,761	53,888	8,054

Adjusted revenues	1,778	39,401	191,492	122,545	288,511	43,122

Net loss	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)
Add back: share-based compensation expenses	1,249	3,665	4,565	3,248	7,375	1,102
Add back: change in fair value of derivative financial liabilities and warrant liability	2,422	264	2,313	357	17,532	2,620

Adjusted net loss	(86,012)	(200,531)	(175,408)	(132,696)	(142,054)	(21,232)

	As of December 31,		As of September 30,
	2008	2009	2010		2010
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
					Pro Forma(1)
			(Unaudited)		(Unaudited)

Consolidated Balance Sheet Data
Cash and cash equivalents	88,915	301,608	440,554	65,848	440,554	65,848
Total current assets	228,600	384,322	632,538	94,543	632,538	94,543
Total assets	291,746	441,741	738,798	110,426	738,798	110,426
Total current liabilities	60,159	132,479	260,042	38,870	260,042	38,870
Total liabilities	92,115	146,754	281,833	42,127	281,833	42,127
Convertible redeemable preferred shares	507,614	780,599	1,102,325	164,759	—	—
Total equity (deficit)	(307,983)	(485,612)	(645,360)	(96,460)	456,965	68,299

(1)	Pro forma basis reflects the conversion of all outstanding preferred shares on a 1-for-1 basis into an aggregate of 1,190,022,965 ordinary shares as of September 30, 2010.

Additional Non-GAAP Financial Measure—Adjusted EBITDA

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP and in addition to the previously mentioned non-GAAP financial measures of adjusted revenues and adjusted net loss, we also use Adjusted EBITDA as an additional non-GAAP financial measure. Adjusted EBITDA, as we present it, represents net income or loss before income taxes, interest expenses, interest income, depreciation and amortization, further adjusted for change in fair value of derivative financial liabilities and warrant liability, share-based compensation expense and other non-operating items. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The following tables reconcile our Adjusted EBITDA in 2007, 2008, 2009 and the nine months ended September 30, 2009 and 2010, as well as the nine quarters in the period from July 1, 2008 to September 30, 2010 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)
Add (deduct):
Income taxes	—	—	—	—	—	—
Interest expense	—	4,240	6,835	5,401	4,963	742
Interest income	(1,013)	(5,384)	(2,054)	(1,840)	(1,068)	(160)
Depreciation	8,726	26,923	36,207	26,335	32,283	4,825
Amortization of intangible assets	—	1,450	4,581	2,383	31,935	4,773
Share-based compensation	1,249	3,665	4,565	3,248	7,375	1,102
Amortization of debt issuance costs	—	2,380	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	2,422	264	2,313	357	17,532	2,620
Others, net	62	1	(67)	(48)	(65)	(10)

Adjusted EBITDA	(78,237)	(170,921)	(129,906)	(100,465)	(74,006)	(11,062)

	Three Months Ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net loss	(55,761)	(61,366)	(52,196)	(44,714)	(39,391)	(45,985)	(51,201)	(62,638)	(53,122)
Add (deduct):
Income taxes	—	—	—	—	—	—	—	—	—
Interest expense	1,519	1,898	1,960	1,813	1,628	1,434	1,403	1,043	2,517
Interest income	(1,872)	(1,872)	(693)	(685)	(462)	(214)	(219)	(584)	(265)
Depreciation	7,545	7,900	8,271	8,746	9,318	9,872	10,508	11,034	10,741
Amortization of intangible assets	360	725	644	686	1,053	2,198	3,571	10,229	18,135
Share-based compensation	1,044	961	994	1,029	1,225	1,317	1,864	2,095	3,416
Amortization of debt issuance costs	869	869	—	—	—	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	(44)	(397)	240	50	67	1,956	748	4,808	11,976
Others, net	(1)	68	25	(69)	(4)	(19)	(77)	(30)	42

Adjusted EBITDA	(46,341)	(51,214)	(40,755)	(33,144)	(26,566)	(29,441)	(33,403)	(34,043)	(6,560)

The use of Adjusted EBITDA has certain limitations because it does not reflect all items of income and expense that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation expense, amortization, income taxes, interest expenses and interest income as well as change in fair value of derivative financial liabilities and warrant liability, share-based compensation expenses and other non-operating items have been and may continue to be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by reconciling this non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. The term Adjusted EBITDA is not defined under U.S. GAAP, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider such data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. Further, Adjusted EBITDA may differ from the non-GAAP information used by other companies, including peer companies, and therefore comparability may be limited. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects.

We launched our website and online video service in December 2006 and have experienced rapid growth since then. We expect our expansion trend to continue as we grow our user and customer bases and explore new market opportunities. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will grow at the same rate as we did in the past. You should consider our prospects in light of the risks and uncertainties fast-growing companies with a limited operating history may encounter.

We incurred net losses in 2007, 2008, 2009 and the nine months ended September 30, 2010 and may continue to incur losses in the future.

We incurred net losses in the amount of RMB89.7 million, RMB204.5 million, RMB182.3 million and RMB167.0 million (US$25.0 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively, primarily due to significant bandwidth and content costs, and capital expenditures required to ramp up our business and operations at the early stage of development of our business. Our net losses increased from RMB136.3 million in the nine months ended September 30, 2009 to RMB167.0 million (US$25.0 million) in the nine months ended September 30, 2010 primarily due to the increases in our sales and marketing efforts, content costs and bandwidth costs. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues and profitability depend on the continuous development of the online advertising industry in China and brand advertisers’ allocation of more budgets to online video websites. We cannot assure you that online advertising, as a new marketing channel, will become more widely accepted in China or that the advertisers will increase their spending on online video websites. The procurement of Internet bandwidth has historically accounted for the majority of our cost of revenues. Although we expect our bandwidth costs as a percentage of net revenues to decrease over time, we expect our bandwidth costs to increase on an absolute basis as traffic to our website grows. If we cannot successfully offset our increased bandwidth costs with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected. Therefore, although we expect our net loss to decrease as a percentage of our total net revenues in the foreseeable future, we may continue to incur net losses in the future due to our continued investments in bandwidth, content and technology. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

We generate substantially all of our revenues from online advertising. If we fail to retain existing advertisers or attract new advertisers to advertise on our website or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate substantially all of our revenues from online advertising. We retain existing advertisers and attract new advertisers by maximizing return on their investment. On the one hand, we provide our advertisers with in-video advertisements and cost-effective advertising solutions which combine the visual impact and engagement of traditional television-like multimedia formats with the interactivity and targeting capability of the Internet. On the other hand, our large user traffic and desirable user demographic characteristics provide advertisers with a broad reach and optimal monetization results. All of our advertisers in 2007 remained as our advertisers in 2008. Over 60% and 70% of our advertisers in 2008 and 2009, respectively, remained as our advertisers in 2009 and 2010, respectively. However, we cannot assure you that we will continue to maintain a high retention rate in the future or attract new advertisers continuously. If, however, our advertisers determine that their expenditures on online video websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new advertisers to advertise on our website may materially and adversely affect our business, financial condition, results of operations and prospects.

Substantially all of our online advertising agreements are entered into with various third-party advertising agencies. In China’s advertising industry, advertising agencies typically have good relationships and maintain longer periods of cooperation with the brand advertisers they represent as compared to media companies which provide advertising services on their properties. As a relatively young media company, we intend to strategically leverage advertising agencies’ relationships and network resources to increase our sales and expand our customer base. Therefore, in order to establish long-term strategic cooperation with third-party advertising agencies, we generally enter into advertising contracts with third-party advertising agencies, which represent advertisers even if we have direct contact with such advertisers. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our advertisers. In consideration for the third-party advertising agencies’ services, we pay them commissions based on the volume of business they bring to us. The financial soundness of our advertisers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of the advertiser and advertising agency to evaluate the collectibility of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows.

We maintain and enhance our business relationships with these third-party advertising agencies by inviting such agencies to Youku-sponsored seminars and public relationship events. We also attend trade exhibitions or events organized by each other regularly, through which we stay in effective communications with these agencies. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers, including our competitors. If we fail to retain and enhance the business relationships with third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected. In addition, there has been some consolidation in China’s online advertising market. If this trend continues, a small number of large advertising agencies may be in a position to demand higher commission for advertising agency services, which could reduce our gross margin.

The online video industry in China and user acceptance of our online video content may not grow as quickly as expected, which may adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development of the online video industry in China. As an emerging industry, China’s online video industry has experienced substantial growth in recent years both in terms of users and content. We cannot assure you, however, that the online video industry will continue to grow as rapidly as it has in the past. With the development of technology, new forms of media may emerge and render online video websites less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes, especially regulations affecting copyrights, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our user traffic may decrease and our business and prospects may be adversely affected.

Increases in market prices for professionally produced content may have an adverse effect on our business, financial condition and results of operations.

A majority of our user traffic is attributable to professionally produced content. The market prices for professionally produced content, especially popular movies and television serial dramas, have increased significantly in China during the past few years. For example, according to our internal records, the average license fee for television serial drama has increased in 2009 by more than 200% as compared to 2008, and such fee has increased in 2010 to date by more than 100% as compared to 2009. The average license fee for movies has also increased in 2010 to date by more than 90% as compared to 2009. Due to the improving monetization perspective of online video advertising, online video websites are generating more revenues and are competing aggressively to license popular television serial dramas and movies, and the increasingly intense content bidding process has in turn led to increases in license fees of professionally produced content in general. In addition, as the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such they may demand higher licensing fees for professionally produced content. Furthermore, with the expansion of our content library, we expect the costs for professionally produced content to continue to increase. If we are unable to generate sufficient revenues to outpace the increase in market prices for professionally produced content, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

We operate in a capital intensive industry and require significant amount of cash to fund our operations and bandwidth, content and technology acquisitions. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an online video business requires significant upfront capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. To date, we have financed our operations primarily though private placements of preferred shares to investors, including the issuance of US$50 million Series F preferred shares in September 2010, and to a lesser extent, debt financing and cash flow from operations. We believe that our cash, the anticipated cash flow from operations, the net proceeds we expect to receive from this offering and the borrowings under our loan agreements will be sufficient to meet our anticipated cash needs for the next 12 months. However, in order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We may obtain additional financing, including equity offering and debt financing in capital markets, to fund the operation and expansion of our online video business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities by companies in our industry; and

•	macroeconomic, political and other conditions in China and elsewhere.

If we cannot obtain sufficient capital to meet our capital expenditure needs, we may not be able to execute our growth strategies and our business, financial condition and prospects may be materially and adversely affected.

Videos and other content displayed on our website may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

The PRC government has adopted regulations governing Internet access and the distribution of videos and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content or other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website.

In addition to professionally produced content, we allow our users to upload videos to our website. Our users can upload all types of content including user-created and professionally produced content and can upload certain graphical files for limited purposes, such as updating user biographies. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, does not infringe other parties’ legal rights, including copyright, and to confirm that he or she is responsible for the content he or she uploads or otherwise distributes on Youku.com. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third-party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice. In addition, we remove users’ uploads when we are notified or made aware by copyright owners or from other sources of copyright infringements by users, such as lists of inappropriate or infringing content that the regulatory authorities publish from time to time and market information on releases of movies and television serial dramas. We have a team of over 300 contract employees dedicated to screening and monitoring the content uploaded on our website and removing inappropriate or infringing content. Substantially all of the videos uploaded on our website are manually screened by our contract employees. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees. We provide training to these contract employees and supervise their work. Although we have adopted internal procedures to monitor the content displayed on our website, due to the significant amount of content uploaded by our users currently amounting to an average of 60,000 files on a daily basis, we may not be able to identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users everyday. See “Business—Technology and Infrastructure—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our website may subject us to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a website operator. For a detailed discussion, see “Regulation—Regulations on Internet Content Services” and “Regulation—Regulations on Information Security.”

To the extent that PRC regulatory authorities find any content displayed on our website objectionable, they may require us to limit or eliminate the dissemination of such content on our website in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete certain content that the government deemed inappropriate or sensitive. For example, we were requested by the regulatory authority to take down a Chinese movie named “Apple” in 2008 due to certain inappropriate content in the movie. The State Administration of Radio, Film and Television, or SARFT, recently published a list of content that is objectionable, and our content screening team has been reviewing the user-uploaded content and removing those mentioned on the list. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our website in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been penalized for objectionable content in the past, in the event that the PRC regulatory authorities find the video content on our website objectionable and impose penalties on us or take other administrative actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our increasing number of users.

In addition, we operate our website through our consolidated affiliated entity, 1Verge Information, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information. We rely on contractual arrangements with 1Verge Information and its shareholders to exercise control over the management and operations of 1Verge Information. These contractual arrangements may not be as effective as direct ownership in providing us with control over 1Verge Information. 1Verge Information and its shareholders may fail to take certain actions required for our business or follow our instructions to comply with the relevant PRC regulations despite their contractual obligations to do so. On the other hand, if we had direct ownership of 1Verge Information, we would be able to directly exercise our rights as a shareholder to effect changes in the board of directors of 1Verge Information, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our website or services we provide.

We have been involved in litigation based on allegations of infringement of third-party copyright and other rights, such as privacy and image rights, due to the content available on our website. We were subject to a total of 2, 34, 252 and 160 lawsuits in China for alleged copyright infringement in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. Approximately 70% of these lawsuits were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. For those cases we lost, we were ordered by various PRC courts to pay damages in an aggregate amount of approximately RMB0.1 million, RMB0.4 million, RMB1.4 million and RMB0.1 million in 2007, 2008, 2009 and 2010 (from January 1, 2010 to September 30, 2010), respectively. As of December 31, 2009, we accrued RMB2.0 million (US$0.3 million) in expenses and other liabilities related to cases arising on or before December 31, 2009 based on judgments by court and out-of-court settlements made after December 31, 2009. We have implemented internal procedures, with a dedicated team of over 300 contract employees, to review videos uploaded by our users and remove any infringing video promptly after we receive infringement notification from the legitimate rights owner claiming that their rights are infringed by a video on our website. See “Business—Technology and Infrastructure—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Due to the significant number of videos uploaded by users, which currently amounts to an average of 60,000 files on a daily basis, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our website has subjected us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our listing in the United States, the ability of users to access our videos in the United States and other jurisdictions, the ownership of our ADSs by investors, the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our website or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

We may also face litigation or administrative actions for defamation, negligence, or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merits, may be expensive and time-consuming and may result in significant diversion of resources and management attention from our business operations. Furthermore, such litigation or administrative actions may adversely affect our brand image and reputation.

In addition, we operate our website through our consolidated affiliated entity, 1Verge Information, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information. Our control over the management and operations of 1Verge Information through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

Advertisements shown on our website may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our website to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority, which is generally the local branch of the SAIC. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Under PRC law, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our website, our account execution personnel, which is a separate back-office team, are required to review all advertising materials, including video commercials, flashes and pictures, to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

A majority of the advertisements shown on our website are provided to us by third-party advertising agencies on behalf of advertisers. While significant efforts have been made to ensure that the advertisements shown on our website are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. For example, Article 38 of the Advertisement Law provides that an advertisement operator who knows or should have known the posted advertisement is false or fraudulent will be subject to joint and several liability. Under Article 16 of the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a website must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. However, for the determination of the truth and accuracy of the advertisements and the actual or constructive knowledge of the website, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. Although we have not been subject to penalties or administrative sanctions in the past for the advertisements shown on our website, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

In addition, we operate our website through our consolidated affiliated entity, 1Verge Information, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information. Our control over the management and operations of 1Verge Information through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

Ineffective implementation of separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our website and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team in charge of government compliance to address the potential conflicts between our compliance with relevant PRC advertising laws and regulations and advertising business, where we derive substantially all of our revenues. Before a sale is confirmed and the relevant advertisements are publicly posted on our website, our account execution personnel, which is a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials, including video commercials, flashes and pictures, to ensure there is no racial, violent, pornographic or any other improper content. They will request the advertiser to provide proof of governmental approval if the advertisement is subject to special governmental review and such process is designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. Although we have been subject to nil penalties for the three years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010, and have not been subject to any administrative actions in the past for the advertisements shown on our website, if we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and results of operations.

Changes in government policies or regulations may have a material and adverse effect on our business, financial condition and results of operations.

Our online video business is subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the SARFT, Ministry of Culture, Ministry of Industry and Information Technology, or MIIT, the General Administration of Press and Publication, or GAPP, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations. We have obtained the licenses and permits essential for our business operations. We have obtained the ICP license, the Internet audio/video program transmission license (currently covering the self-broadcast programs service and the Internet user uploaded audio/video program service) and a permit from the Beijing Drug Administration to post approved non-prescription drug advertisements on our website. We are in the process of upgrading our Internet audio/video program transmission license and applying for the approval from the SCIO to publish news on our website or disseminate news through the Internet. We currently operate a current events channel on our website which includes audio/video content relating to current topics and social events. We have made oral inquiries with the SCIO, and were orally informed that such operations do not violate the regulations on Internet news publication. Before obtaining the drug information permit, there were a small number of advertisements for non-prescription drugs shown on our website, which may not have been in compliance with the Administration Measures on Internet Drug Information Services and may subject us to administrative warnings, termination of any Internet drug advertisements on our website and other penalties which are not clearly defined in the measures, although we have not been sanctioned by the relevant governmental authority in the past. We are now qualified to post approved non-prescription drug advertisements on our website pursuant to the drug information permit, and we believe the risk of any penalties imposed on our past conduct is low. If the PRC government finds that we were operating without the proper licenses or approvals, promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of online video businesses and/or wireless and web-based subscription services that we plan to launch, the PRC government has the power to, among other things, levy fines, confiscate our income or the income of our affiliates, revoke our business licenses or the business licenses of our affiliates, and require us to discontinue or impose restrictions on the affected portion or our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Any lack of requisite permits for any of our online video content may expose us to regulatory sanctions.

On March 30, 2009, SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content, or Notice. This Notice reiterated, among other things, that all movies and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT and distributors of these movies and television shows must obtain an applicable permit before releasing any movie or television show.

We rely on written representations from the content providers regarding the SARFT approval status of the content licensed to us. Under our content licensing agreements, the content providers generally represent and warrant that (i) the content they provide has legitimate copyright or authorization, and they are entitled to grant us the rights of communication through information networks; (ii) the content itself as well as the authorization or rights granted to us neither breach any applicable laws, regulations or public morals, nor impair any third party rights; and (iii) that they will indemnify us for any loss resulting from both the non-compliance of such content with the law and claims from third parties. However, we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by SARFT due to violations of the approval and permit requirements. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our website or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of the Notice.

If the online advertising industry does not further grow in China, our profitability and prospects may be materially and adversely affected.

Both the Internet and broadband penetration rates in China are relatively low as compared to those in many developed countries. Many advertisers in China have limited experience with online advertising, have historically allocated an insignificant portion of their advertising budgets to online advertising and may consider online advertising a less attractive channel than traditional broadcast and print media in promoting their products and services. Our profitability and prospects depend on the continuing development of the online advertising industry in China and may be affected by a number of factors, many of which are beyond our control, including:

•	development of a larger user base with demographic characteristics attractive to advertisers;

•	our ability to keep up with technological innovation and improvements in the measurement of user traffic and online advertising;

•	acceptance of online advertising as an effective marketing channel;

•	changes in government regulations or policies affecting the online advertising industry; and

•	increased Internet usage in China.

We operate in a highly competitive market and we may not be able to compete successfully against our competitors.

We face significant competition, primarily from those companies that operate online video websites in China, such as Tudou.com, as well as from major Chinese Internet portals which provide online video products, such as SINA and Sohu. We compete with these companies for both users and advertisers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, we may be placed at a disadvantage to some of these websites that do not incur similar costs as we do with respect to content acquisition and content monitoring. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive online video content, our user traffic may decrease and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

We also face competition from traditional advertising media such as television, newspapers, magazines, billboards, radio and other forms of out-of-home media. Most large companies in China allocate, and will likely continue to allocate, a significant portion of their advertising budgets to traditional advertising media, particularly television. If online advertising, as a new marketing channel, does not become more widely accepted in China, we may experience difficulties in competing with traditional advertising media.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our Youku brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers. Since the online video market is highly competitive, maintaining and enhancing our brand depends largely on our ability to remain the market leader in China, which may be difficult and expensive.

With our large and comprehensive content library and an easy-to-use online interface, we have developed our reputation and established a leading position by providing our users with a superior online video experience. As a company with a limited operating history, we have conducted, and may continue to conduct, various marketing and brand promotion activities, mainly through cooperation with our business partners. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to continue to anticipate user preferences and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against our competitors, we must continue to offer high-quality content that provides our users with a satisfactory online video experience. To this end, we must continue to source new professionally produced content, produce new in-house content or encourage more user-generated content, while balancing the value of each type of content to our advertising services. For example, with professionally produced content, we attract a majority of our user traffic and our advertisers can place targeted advertisements focusing on certain user demographics; with user-generated content, users can upload and share their own videos and spend longer time on our website, and a “community-like” environment enhances users’ loyalty to our website and such network effect broadens advertisers’ reach of audience; and with our in-house productions, we tailor such content to users’ preferences based on our industry experience and combine these productions with targeted advertising services such as product placements, which benefits both the users and our advertisers.

Based on the feedback on our website design and our statistics regarding users’ watching behavior, we keep developing new website features that appeal to users, such as designing more user-friendly content searching tools, creating additional interactive social functions or offering better website compatibility with new Internet-enabled devices. Due to our leading market position, we maintain a large content library to serve our users, which in turn leads to our continuing need to license more content covering a wider range of categories from the licensors of professionally produced content. Therefore, the licensors of professionally produced content have been willing to maintain good business relationships with us and value our relationships with them. We frequently attend industry seminars and public relationship events with professional content licensors to enhance such relationships. Other than the fees we pay to license content, we do not provide any additional compensation or benefits to professional content providers and their affiliates. Therefore, we must continue to grow our platform and content demand to keep our key customer status in order to maintain good relationships with current licensors of professionally produced content to renew our current licenses and license new content from them. Given that we operate in a rapidly evolving industry, we also need to continuously anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users and, as a result, fail to deliver satisfactory user experience, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.

We operate in a rapidly evolving industry. If we fail to keep up with the technological developments and users’ changing requirements, our business, results of operations and prospects may be materially and adversely affected.

The online video industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from the technological developments. For example, the development of broadband enabled the enjoyment of high definition videos online. In addition, the number of people accessing the Internet via devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. If we do not adapt our products and services to such changes in an effective and timely manner, we may suffer from a decreased user traffic, which may result in a reduced number of advertisers using our online advertising services. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not execute our business strategies successfully due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure in keeping up with technological development may result in our products and services being less attractive, which in turn, may materially and adversely affect our business, results of operations and prospects.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	our ability to maintain and increase user traffic;

•	our ability to attract and retain advertisers;

•	changes in government policies or regulations, or their enforcement;

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

Our operating results tend to be seasonal. For instance, we may have slightly lower revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

We may not be able to manage our expansion effectively.

We have experienced rapid growth since we commenced our online video business in 2006. According to iResearch, the number of our monthly unique visitors from homes and offices increased from approximately 50 million in December 2007 to approximately 203 million in September 2010, and the number of monthly unique visitors from Internet cafes increased from approximately 36 million in December 2008 to approximately 61 million in August 2010. Our market share in terms of total user time spent viewing online videos in China increased from 36% in 2009 to 40% in the second quarter of 2010, according to iResearch, and the number of our brand advertisers increased from 7 in 2007 to 303 in 2009, and from 230 in the nine months ended September 30, 2009 to 343 in the nine months ended September 30, 2010. In addition, the number of our employees grew rapidly from 100 as of December 31, 2007 to 507 (exclusive of over 300 contract employees responsible for content screening and monitoring) as of September 30, 2010. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with content providers, advertisers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

Disruption or failure of our systems could impair our users’ online video experience and adversely affect our reputation.

Our ability to provide users with a high-quality online video experience depends on the continuous and reliable operation of our systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our website and decrease the overall effectiveness of our website to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertisers to switch to our competitors’ websites. Our systems and proprietary CDN are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. We have experienced service interruptions for up to three hours in the past which typically were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; and/or (iii) service malfunction of the telecommunications operators, such as power outage of Internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our systems. Since we host our servers at third-party Internet data centers, any natural disaster or unexpected closure of Internet data centers operated by third-party providers may result in lengthy service interruptions.

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience with us may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.

Undetected programming errors could adversely affect our user experience and market acceptance of our video programs, which may materially and adversely affect our business and results of operations.

The video programs, including advertising video programs, on our website may contain programming errors that may only become apparent after their release. We receive user feedbacks in connection with programming errors affecting their user experience from time to time, and such errors may also come to our attention during our monitoring process. We generally have been able to resolve such programming errors in a timely manner. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Undetected audio or video programming errors or defects may adversely affect user experience and cause our advertisers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis persisted in 2009. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our revenues from online advertising in China and the advertising industry is particularly sensitive to economic downturns, our business and prospects may be affected by economic conditions in China. A slowdown in China’s economy may lead to a reduced amount of advertising activities, which could materially and adversely affect our financial condition and results of operations.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by the global economic downturn and the slowdown of the Chinese economy.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we were to lose their services.

Our success depends on the continuous efforts and services of Mr. Victor Koo, our founder, chairman and chief executive officer, and other members of our experienced senior management team, including Mr. Dele Liu, our director, chief financial officer and senior vice president, Mr. Leo Jian Yao, our chief technology officer, Mr. Frank Ming Wei, our senior vice president of operations, and Mr. Sunny Xiangyang Zhu, our chief content editor. We have not experienced attrition of our senior management team since we were established. If however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our operations depend on the performance of the Internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers in each province and rely on them to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our Youku.com website regularly serves a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed. Moreover, the agreements we have entered into with domestic telecommunications carriers to host our servers typically have terms of approximately one year and are renewable subject to early termination. If we are not able to renew such hosting services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers at commercially reasonable terms or at all, the quality and stability of our services may be adversely affected.

We have granted, and may continue to grant, stock options under our stock option scheme, which may result in increased share-based compensation expenses.

We adopted a stock option scheme, or the Plan, on December 1, 2005, which was amended on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. As of November 12, 2010, options to purchase a total of 139,520,233 ordinary shares of our company were outstanding. See “Management—2006 Stock Option Scheme” for detailed discussion. For the years ended December 31, 2007, 2008, 2009 and the nine months ended September 30, 2010, we recorded RMB1.2 million, RMB3.7 million, RMB4.6 million and RMB7.4 million (US$1.1 million), respectively, in share-based compensation expenses. We believe the granting of stock options is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

In preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We will be subject to reporting obligations under the U.S. securities laws after this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our consolidated financial statements, we and our independent registered public accounting firm identified material weaknesses and other control deficiencies, each as defined in the standards established by U.S. Public Company Accounting Oversight Board, in our internal control over financial reporting as of December 31, 2009. As defined in the standards established by U.S. Public Company Accounting Oversight Board, a “material weakness” is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC regulations in internal control over our financial reporting obligations, a lack of qualified staff to support our chief financial officer in financial reporting activities, a lack of an appropriate level of oversight, and communication of internal control, policies and procedures to support our activities, and a lack of effective monitoring activities to ensure the accuracy and completeness of our financial statements and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weaknesses identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur costs and use management and other resources in order to comply with Section 404.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly-owned PRC subsidiary, 1Verge Internet and two consolidated affiliated entities in the PRC, namely, 1Verge Information and Jiaheyi, and their respective shareholders. 1Verge Information holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. Our contractual arrangements with 1Verge Information and Jiaheyi and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see “Corporate Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in online video and advertising businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of 1Verge Information and Jiaheyi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of 1Verge Information or Jiaheyi, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control. In addition, our contractual arrangements generally have a term of ten years with an automatic extension of another ten years, which is subject to 1Verge Internet’s unilateral termination right. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of 1Verge Information or Jiaheyi may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial ten-year term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Our consolidated affiliated entities and their respective shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

Under the equity pledge agreements among 1Verge Internet and the respective shareholders of 1Verge Information and Jiaheyi, these shareholders pledged all of their equity interests in 1Verge Information and Jiaheyi to 1Verge Internet. Our PRC counsel, TransAsia Lawyers, has advised us that these pledges were duly created and effective given that such pledges have already been duly registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law. As a result, if any of 1Verge Information, Jiaheyi or any of their respective shareholders breaches its obligations under the contractual arrangements, we may be able to successfully enforce the pledges.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be adversely affected.

Contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among 1Verge Internet, our wholly-owned subsidiary in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

The shareholder of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Ms. Qiong Qin and Mr. Dele Liu are shareholders of the consolidated affiliated entities. Ms. Qin is the wife of our founder and chief executive officer, and she does not have any equity interest or management position at our company. Mr. Liu is our director, chief financial officer and senior vice president. We provide no incentives to Ms. Qin and Mr. Liu for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We may replace Ms. Qin and Mr. Liu as the shareholders of our consolidated affiliated entities at any time pursuant to the amended and restated equity option agreements. As a director and executive officer of our company, Mr. Liu has a duty of loyalty and care to us under Cayman Islands law. In addition, each of Ms. Qin and Mr. Liu has executed a power of attorney to appoint Mr. Victor Koo, the person designated by 1Verge Internet and the founder of our company, to vote on her/his behalf and exercise the full voting rights as the shareholder of the consolidated affiliated entities. We are not aware that other publicly listed companies with a similar corporate and ownership structure as ours have brought conflicts of interests claims against the shareholders of their respective consolidated affiliated entities. However, we cannot assure you that when conflicts arise, Ms. Qin and Mr. Liu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Qin and Mr. Liu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our wholly-owned PRC subsidiary, 1Verge Internet, and our wholly-owned Hong Kong subsidiary, Jet Brilliant, which is the direct holding company of Jet Brilliant Beijing, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If 1Verge Internet or Jet Brilliant, as the case may be, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements 1Verge Internet currently has in place with our consolidated affiliated entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, 1Verge Internet and Jet Brilliant Beijing, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as 1Verge Internet and Jet Brilliant Beijing are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of September 30, 2010, the registered capital of 1Verge Internet and Jet Brilliant Beijing was US$95,200,000 and RMB1,000,000, respectively. 1Verge Internet and Jet Brilliant Beijing have not made any profits to date. Thus, they have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of September 30, 2010, our PRC subsidiaries had accumulated deficits of approximately RMB109 million (US$16.3 million) in accordance with PRC accounting standards and regulations. Substantially all of their revenues have been used to fund our business operations or expansion.

Any limitation on the ability of 1Verge Internet or Jet Brilliant Beijing to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our use of the proceeds we receive from this offering to fund our expansion or operations.

In utilizing the proceeds we receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•

loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•

loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. Such business scope includes “technical services,” which we believe permits our PRC subsidiaries to purchase or lease servers and other equipment for their own technical data and research and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

We expect that the PRC regulations of loans and direct investment by offshore holding companies to PRC entities may continue to limit our use of the proceeds we receive from this offering. There are no costs associated with registering loans or capital contributions with relevant PRC governmental authorities, other than nominal processing charges. Under the relevant PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from this offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may be unable to collect long-term loans extended to the shareholders of our consolidated affiliated entities.

As of September 30, 2010, we made long-term interest-free loans in an aggregate principal amount of RMB20.1 million (US$2.9 million) to the shareholders of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. The initial term for such loans is ten years and will be automatically extended for another ten years unless we give a three-month written notice prior to the expiration of the initial term. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which is uncertain.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We believe that trademarks, trade secrets, copyright, and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•	We only have contractual control over our website. We do not own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•

There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the Internet Audio/Video Program Transmission License (including ancillary licenses covering services of live broadcasting on general social and cultural activities, sports games or other similar activities, search functionality for services of online audio/video programs and services of distribution of audio/video programs to mobile phones) issued by the SARFT, the Internet Culture Operation Permit issued by the Ministry of Culture, the Value-Added Telecommunications Services Operation Permit issued by the MIIT, the Telecommunications and Information Services Operation Permit issued by the Beijing Communications Administration, the Internet News Information Services License issued by the SCIO, the Internet Medical Information Services License issued by the State Food and Drug Administration and the Internet Publication License issued by the GAPP. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and the discontinuation of or restriction on our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

•

New laws and regulations may be promulgated that will regulate Internet activities, including online video and online advertising businesses. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

On July 13, 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunications services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunications business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunications carriers and other service providers to host the servers used in our business were entered into by 1Verge Information, our PRC consolidated affiliated entity, and such arrangements are in compliance with the notice. 1Verge Information also owns the related domain names and holds the ICP license necessary to conduct our operations in China, while the related trademarks are owned by 1Verge Internet, our wholly-owned subsidiary. There remain significant uncertainties with respect to the procedural requirements involved in effecting the transfer of trademarks from 1Verge Internet to our consolidated affiliated entity, 1Verge Information. It is also unclear as to which of the trademarks that 1Verge Internet owns, if not all, will be subject to the transfer requirement under the Notice. To our knowledge, in practice, the notice has not been enforced in respect of trademarks. We have not been required by the MIIT or its local branch to transfer the relevant trademarks held by 1Verge Internet to 1Verge Information. If the relevant government authority strictly enforces the notice, we will be required to transfer the related trademarks to 1Verge Information, which may be time consuming. If we fail to do so, the relevant governmental authority has the discretion to revoke 1Verge Information’s value-added telecommunications license or impose other penalties, including fines.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate.

Substantially all of our revenues and costs are denominated in Renminbi. At the Cayman Islands holding company level, we rely entirely on dividends and other fees paid to us by our subsidiary and consolidated affiliated entities in China. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the Renminbi against the U.S. dollar would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly-owned PRC subsidiary, 1Verge Internet, and our wholly-owned Hong Kong subsidiary, Jet Brilliant, which is the direct holding company of Jet Brilliant Beijing, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company either directly or through Jet Brilliant and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and affiliated entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If either or both of our consolidated affiliated entities liquidate, the proceeds from the liquidation of their assets may be used outside of the PRC or be given to investors who are not PRC nationals. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. This regulation, among other things, requires offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC counsel, TransAsia Lawyers, has advised us that, based on their understanding of the current PRC laws, rules and regulations:

•	CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

•

given that 1Verge Information and 1Verge Internet were established before September 8, 2006, the effective date of this regulation, and that no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation, we are not required to submit an application to CSRC for its approval of the listing and trading of our ADSs on the NYSE.

Because there has been no official interpretation or clarification of this regulation since its adoption, there is uncertainty as to how this regulation will be interpreted or implemented. If it is determined that the CSRC approval is required for this offering, we may face sanctions by CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC (although to our knowledge, no definitive rules or interpretations have been issued to determine or quantify such fines or penalties), delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

Among other things, the regulation discussed in the preceding risk factor established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, were triggered.

We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005, and the Notice of the General Affairs Department of the State Administration of Foreign Exchange on Printing and Distributing the Implementing Rules for the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 106, issued on May 29, 2007. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in SPVs will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of a special purpose vehicle, or an SPV, is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV parent, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions.

These foreign exchange regulations provide that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to China. SAFE Circular No. 106 further defines individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC.

The shareholders of our consolidated affiliated entities, Ms. Qiong Qin and Mr. Dele Liu, both of whom are PRC citizens, have not conducted any direct or indirect offshore investment activities or held any shares, directly or indirectly in any of our offshore entities. Therefore, these PRC resident shareholders are not required to file the registrations and amendments pursuant to SAFE Circular No. 75 and related rules. Mr. Victor Koo, our founder and chief executive officer, who is a permanent resident of Hong Kong, stays in mainland China for over 183 days per annum. However, as a result of our inquiries with the competent local branch of SAFE responsible for our PRC subsidiaries’ foreign exchange registrations, we were informed that, given the lack of any publicly-available implementing rules or official interpretations issued by the SAFE regarding the issue of whether the registration and amendment filing requirements under SAFE Circular No. 75 and related rules should apply to non-PRC citizens, Mr. Koo should not be deemed a PRC resident for these purposes, and any attempt to submit an application to such local SAFE branch with respect to Mr. Koo’s investment and shareholdings in our offshore SPV will not be officially accepted or examined. In addition, Ms. Qiong Qin should not be required to make an application with respect to Mr. Koo’s offshore SPV activities merely by virtue of being Mr. Koo’s wife.

However, we cannot conclude that the SAFE or the local branch responsible for our PRC subsidiaries’ foreign exchange registrations will not later alter their position on and interpretation of the applicability of these foreign exchange regulations to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities. In the event that the registration procedures set forth in these foreign exchange regulations become applicable to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities, we will urge these individuals to, and they will, file necessary registrations and amendments as required under SAFE Circular No. 75 and related rules. However, as SAFE regulations and policies have been evolving rapidly in the past few years, we cannot assure that all of these individuals can successfully make or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations as these individuals may not be able to fully satisfy the new requirements or interpretations that SAFE or its local branch may impose or adopt from time to time. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulations with the approval requirements under other existing PRC laws and regulations, such as tax laws, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individual, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In March 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules. Under these rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, the PRC agent is required to retain a financial institution with stock brokerage qualification at the place where the overseas publicly-listed company is listed or a qualified institution designated by the overseas publicly-listed company to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employee stock ownership plan or stock option plan before the date of the Stock Option Rules, the Stock Option Rules require their PRC employers or PRC agents to complete the relevant formalities within three months of the date of this rule. We and our PRC citizen employees who participate in an employee stock ownership plan or a stock option plan will be subject to these regulations when our company becomes a publicly-listed company in the United States. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Regulation—Regulations on Employee Stock Options Plan.”

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

China passed a new PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the PRC Enterprise Income Tax Law concerning Foreign-Invested Enterprises and Foreign Enterprises, or the Old EIT Law, which was effective prior to January 1, 2008. The New EIT Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. 1Verge Information, our consolidated affiliated entity, was recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on April 27, 2006 and was reaffirmed on December 14, 2009, and therefore was eligible for the reduced 15% enterprise income tax rate upon its filing with the relevant tax authority. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. If 1Verge Information fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations.

Preferential tax treatment granted to our subsidiaries and consolidated affiliated entities by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly-owned PRC subsidiary will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the New EIT Law and its implementation rules, both became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Tax Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. See “Regulation—Regulations on Tax—PRC Enterprise Income Tax.” Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in the SAT Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises.

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that either Youku.com Inc. or its Hong Kong subsidiary, Jet Brilliant, meets all of the conditions above. Each of Youku.com Inc. and Jet Brilliant is a company incorporated outside the PRC. As holding companies, these two entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Youku.com Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

In addition to the uncertainty regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Under the Old EIT Law applicable to us prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as 1Verge Internet and Jet Brilliant Beijing, were exempt from PRC withholding tax. Pursuant to the New EIT Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct our advertising business and derive substantially all of our income from dividends through Jet Brilliant Beijing, which is 100% owned by Jet Brilliant, our wholly owned subsidiary located in Hong Kong. As long as our Hong Kong subsidiary is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of Jet Brilliant Beijing, dividends that it receives from Jet Brilliant Beijing may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under applicable tax regulations, such dividends would be subject to withholding tax at a rate of 10%. See “Regulation—Regulations on Tax—Dividends Withholding Tax.” Our PRC subsidiaries have not paid any dividends, and do not currently plan to pay dividends in the future as they continue to incur losses, to our company or our Hong Kong subsidiary, as the case the may be. We have not obtained the approval mentioned above from the local tax authority and do not currently plan to do so in the near future.

We have been advised by our PRC counsel, TransAsia Lawyers, that because there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our ordinary shares or ADSs may be materially and adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection, our labor costs are expected to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Risks Related to this Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We will apply to list the ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments affecting us, our advertisers or our industry;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online video or online advertising;

•	actual or anticipated fluctuations in our quarterly results of operations and changes of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online video or online advertising industry;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering, we expect to create a dual-class voting structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. Subject to certain exceptions, in respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to three votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Immediately prior to the completion of this offering, (i) all ordinary shares held by 1Look Holdings Ltd., which is wholly owned by our founder, chairman and chief executive officer, Victor Koo, and its affiliates will be automatically re-designated as Class B ordinary shares on a 1-for-1 basis, (ii) all preferred shares held by Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds, and their affiliates will be automatically converted into Class B ordinary shares each on a 1-for-1 basis, and (iii) all preferred shares held by our shareholders other than Chengwei Funds or their affiliates will be automatically converted into Class A ordinary shares on a 1-for-1 basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers attached to these two classes, we anticipate that Victor Koo and Chengwei Funds will beneficially own approximately             % of the aggregate voting power of our company immediately after this offering and will have considerable influence over matters requiring shareholder approval, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their Class A ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS, representing the difference between the assumed initial public offering price of US$             per ADS, the mid-point of the estimated range of the initial public offering price, and our net tangible book value per ADS as of                     , after giving effect to the automatic conversion of our preferred shares, immediately upon the completion of this offering and net proceed, to us from this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or Class A ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have              ordinary shares outstanding including              Class A ordinary shares represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs may decline. In addition, the shareholders of 1Verge Holdings Ltd., which will directly hold a total of 626,773,147 Class B ordinary shares of our company on an as-converted basis upon the completion of this offering, have agreed among themselves not to sell our shares through 1Verge Holdings Ltd. without the unanimous consent of 1Verge Holdings Ltd.’s board of directors for a period of two years after the completion of this offering. In the event that the shareholders of 1Verge Holdings Ltd. decide to release themselves from the two-year lock-up restrictions and sell our shares into the market, the market price of our ADSs may decline.

Upon completion of this offering, certain holders of our ordinary shares will have the right to cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the Class A ordinary shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Class A ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. For details of voting rights of our ordinary shareholders, please refer to “Description of Share Capital—Ordinary Shares—Voting Rights”, and for details of voting rights for our ADS holders, please refer to “Description of American Depositary Shares—Voting Rights.”

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	we have informed the depositary that a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

We intend to use the net proceeds of this offering for, among other things, video content acquisition, investment in bandwidth and purchases of servers and equipment for our CDN infrastructure, expansion of product development and sales and marketing efforts. However, our management will have considerable discretion in the application of the net proceeds received by us. For more information, see “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our memorandum and articles of association will contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

We will adopt an amended and restated memorandum and articles of association that will become effective immediately upon the closing of this offering. Our new memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

After this offering, our directors, executive officers and principal shareholders will beneficially own approximately             % of our outstanding ordinary shares, representing             % of our total voting power. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, these persons could divert business opportunities away from us to themselves or others.

We are likely treated as a passive foreign investment company for United States federal income tax purposes for our taxable year that includes this offering and may be so classified for subsequent taxable years.

We are likely treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, for our taxable year that includes this offering. Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we may continue to be treated as a PFIC for 2011 or subsequent taxable years United States federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Passive income is any income that would be foreign personal holding company income under the Internal Revenue Code of 1986, as amended, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25%, by value, of the stock. Although the law in this regard is unclear, we treat 1Verge Information and Jiaheyi as being owned by us for United Stated federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are owner of such entities for United States federal income tax purposes, based on our current income and assets and projections as to the value of our ordinary shares and ADSs pursuant to this offering, we do not expect to continue to be treated as a PFIC for 2011 taxable year or the foreseeable future. Therefore, if you make a “deemed sale” or “deemed dividend” election (as each is described in “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”), your ADSs or ordinary shares with respect to which such election was made should not be treated as shares in a PFIC unless we subsequently become a PFIC. While we do not anticipate continuing being a PFIC in 2011, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to continue being a PFIC for 2011 or subsequent taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not continue being a PFIC for the taxable year 2011 or any future taxable year.

We have not sought a ruling from the United States Internal Revenue Service, or the IRS, with respect to our PFIC status, and there can be no assurance that the IRS will agree with our determination. The overall level of our passive assets will be affected by (i) future growth in activities that may potentially produce passive income, and (ii) how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of continuing to be treated as a PFIC may substantially increase. In addition, if it were determined that we are not the owner of 1Verge Information and Jiaheyi for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

If we were to be or become treated as a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are so treated, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election or “deemed dividend” election with respect to the ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become treated as a PFIC. For more information see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We expect to be a controlled foreign corporation, or CFC, for U.S. federal income tax purposes.

We are likely treated as a CFC for U.S. federal income tax purposes. We will be a CFC for any year in which U.S. Holders (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) that each own (directly, indirectly or by attribution) at least 10% of our voting shares and together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of our shares. Our classification as a CFC has many complex results, but one is that any U.S. Holder that is a 10% U.S. Holder on the last day of our taxable year would be required to recognize as ordinary income his or her pro rata share of “Subpart F Income” of our company and our subsidiaries (which, in our company’s case, should not generally include our subsidiaries’ operating income) for the taxable year, whether or not the U.S. Holder received any distributions on his or her ADSs or ordinary shares during that taxable year. For this purpose, Subpart F Income includes, without limitations, sales or services income that is generated outside of the CFC’s country of organization and that involves affiliates, dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts, and certain other income. For more information see “Taxation—Material United States Federal Income Tax Considerations—Controlled Foreign Corporation Status and Related Tax Consequences.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and the NYSE, have detailed requirements concerning corporate governance practices of public companies including Section 404 relating to internal control over financial reporting. We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate with reasonable certainty the amount of additional costs we may incur or the timing of such costs, though we expect such additional costs not to exceed US$2 million in each of the next two years.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online video market in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding the retention and strengthening of our relationships with key advertisers and customers;

•	our plans to enhance user experience, infrastructure and service offerings;

•	competition in our industry in China; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online video industry may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online video industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS (the mid-point of the range shown on the front cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately US$ million for investments in technology, infrastructure and product development efforts;

•	approximately US$ million for video content acquisition;

•	approximately US$ million for the expansion of sales and marketing efforts; and

•	the balance for other general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions).

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use as described above, we plan to invest the net proceeds we will receive from this offering in short-term debt instruments or demand deposits.

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated affiliated entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend loans to our PRC subsidiaries and consolidated affiliated entities or make additional capital contributions to our PRC subsidiaries to fund its capital expenditures or working capital. There are no costs associated with registering loans or capital contributions with relevant PRC authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our use of the proceeds we receive from this offering to fund our expansion or operations.”

DIVIDEND POLICY

We have not paid in the past and do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As we are a holding company, we rely, in part, on dividends paid to us by our PRC subsidiaries for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC laws and regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserve funds reach 50% of their registered capital. At the discretion of our PRC subsidiaries, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves may not be distributed as cash dividends. Further, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has complete discretion on whether to declare dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2010 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares and the preferred shares issuable upon the exercise of all outstanding warrants into              Class A ordinary shares and              Class B ordinary shares immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to reflect the automatic conversion of all of our outstanding preferred shares and the preferred shares issuable upon the exercise of all outstanding warrants into              Class A ordinary shares and              Class B ordinary shares immediately prior to the closing of this offering, and the sale of              Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$              per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted
	RMB	RMB	RMB
	(in thousands)
	(Unaudited)	(Unaudited)	(Unaudited)
Convertible redeemable preferred shares, US$0.00001 par value, 1,202,581,047 shares authorized, 1,190,022,965 shares issued and outstanding:
Series A convertible redeemable preferred shares	24,523	—	—
Series B convertible redeemable preferred shares	94,248	—	—
Series C convertible redeemable preferred shares	183,998	—	—
Series D convertible redeemable preferred shares	204,845	—	—
Series E convertible redeemable preferred shares	272,985	—	—
Series F convertible redeemable preferred shares	321,726	—	—

Total convertible redeemable preferred shares	1,102,325	—	—

Equity:
Ordinary shares, US$0.00001 par value, 5,000,000,000 shares authorized, 365,000,000 shares issued and outstanding, and 1,555,698,080 shares issued and outstanding on a pro forma basis	30	114
Additional paid-in capital	19,951	1,122,192
Statutory reserve	—	—
Retained earnings	(661,817)	(661,817)
Accumulated other comprehensive loss	(3,524)	(3,524)

Total shareholder’s equity	(645,360)	456,965

Noncontrolling interest	—	—	—
Total shareholders’ equity	(645,360)	456,965

Total capitalization	456,965	456,965

(1)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$            .

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our preferred shares and the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2010 was approximately US$60.0 million, or US$0.16 per ordinary share as of that date, and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding preferred shares into ordinary shares immediately upon the completion of this offering and the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after September 30, 2010, other than to give effect to the conversion of all outstanding preferred shares into ordinary shares immediately prior to the completion of this offering and our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2010 would have been US$             million, or US$             per outstanding ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Ordinary Share	ADS
Assumed initial public offering price	US$	US$
Net tangible book value per share as of September 30, 2010	US$	US$
Pro forma net tangible book value per share after giving effect to the conversion of our preferred shares	US$	US$
Pro forma net tangible book value per share after giving effect to the conversion of our preferred shares and this offering	US$	US$
Amount of dilution in net tangible book value per share to new investors in the offering	US$	US$

The amount of dilution in net tangible book value to new investors in this offering set forth above is calculated by deducting (i) the pro forma net tangible book value after giving effect to the automatic conversion of our preferred shares from (ii) the pro forma net tangible book value after giving effect to the automatic conversion of our preferred shares and this offering.

The following table summarizes, on a pro forma basis as of September 30, 2010, the differences between existing shareholders, including holders of our preferred shares that will be automatically converted into ordinary shares immediately upon the completion of this offering, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share/ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent		Amount	Percent
(in thousands of US$, except number of shares and percentages)
Existing shareholders			%			%
New investors			%			%

Total		100.0%			100.0%

A US$1.00 increase (decrease) in the assumed public offering price of US$              per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$              million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our preferred shares and this offering by US$              per ordinary share and US$              per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$              per ordinary share and US$              per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding stock options. As of             , 2010 there were              ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$              per share, and there were              ordinary shares available for future issuance upon the exercise of future grants under our 2006 Stock Option Scheme, as amended, and our 2010 Share Incentive Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.6905 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 5, 2010, the noon buying rate was RMB6.6622 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November (through November 5, 2010)	6.6622	6.6766	6.6906	6.6622

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by shareholders of Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our counsel as to Cayman Islands law, and TransAsia Lawyers, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, nor based on an error in Cayman Islands law or obtained by fraud, may be the subject of enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation by action on the debt evidenced by the judgment of such foreign court without any re-examination of the merits of the underlying dispute, provided that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

TransAsia Lawyers has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China based upon Cayman Islands, U.S. or PRC laws, because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our ADSs or common shares, to establish a connection to the PRC as required by the PRC Civil Procedures Law in order for a PRC court to have jurisdiction. U.S. shareholders may be able to originate actions against us in the Cayman Islands based upon Cayman Islands laws. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for a shareholder to enforce a judgment obtained in a Cayman Islands court in China, where all of our operations are conducted.

CORPORATE STRUCTURE

On September 20, 2005, our founder, Victor Koo, incorporated 1Verge Inc. in the Cayman Islands. On June 20, 2008, we changed the company name from 1Verge Inc. to Youku.com Inc. On November 14, 2005, we established our wholly-owned subsidiary, 1Verge Internet in Beijing, China. On April 27, 2010, we acquired all of the equity interest in Jet Brilliant, a Hong Kong company, which wholly owns Jet Brilliant Beijing, an advertising company established in Beijing, China. For a description of the tax implications of having Jet Brilliant as our Hong Kong intermediary holding company and the relevant PRC laws and regulations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Taxation—PRC” and “Regulation—Regulations on Tax—Dividends Withholding Tax.”

The following chart illustrates our corporate structure as of the date of this prospectus:

(1)	1Verge Information and Jiaheyi are our consolidated affiliated entities established in China and each is 80% owned by Ms. Qiong Qin, the wife of our founder, Mr. Victor Koo, and 20% owned by Mr. Dele Liu, our director, chief financial officer and senior vice president. We effectively control 1Verge Information and Jiaheyi through contractual arrangements. See “Corporate Structure.”

Applicable PRC laws and regulations currently restrict foreign ownership of companies that provide value-added telecommunications services. To comply with these foreign ownership restrictions, we conduct our online video operations in China primarily through our consolidated affiliated entity, 1Verge Information. 1Verge Information is our website operator and Internet content provider, and holds the licenses and permits issued by both the telecommunication and broadcast media authorities as well as other ancillary licenses and permits to conduct our online video operations. PRC laws and regulations also restrict foreign ownership of companies that conduct advertising business by requiring a sino-foreign joint venture’s foreign investor to have previously had two years’ direct advertising operations as its main business outside of China, and a wholly foreign-owned enterprise’s foreign investor to have previously had three years’ direct advertising operations as its main business outside of China. As a Cayman Islands company, we are a foreign legal person under PRC laws and we have not involved in any advertising business outside of China for the requisite number of years. We conduct our advertising business in China primarily through our consolidated affiliated entities, 1Verge Information and Jiaheyi. Jet Brilliant is a Hong Kong company which satisfies the requirement of having three years’ direct advertising operations, and therefore was approved by local branch of the SAIC to establish Jet Brilliant Beijing on May 19, 2009, a wholly foreign-owned advertising company. As we acquired Jet Brilliant on April 27, 2010, Jet Brilliant Beijing will conduct our advertising agency business.

The business operations of 1Verge Internet and Jet Brilliant Beijing are both within the approved business scope as set forth in each of their business licenses. In particular, the business scope of 1Verge Internet includes research, development and production of computer software and hardware; provision of computer network system integration service; provision of computer utility system installation and maintenance services; provision of technical and business consulting, technical services, technology transfer, and technical training; and sale of self-produced goods. The business scope of Jet Brilliant Beijing includes: designing, producing, publishing and providing agency services for domestic and foreign advertisements; corporate image planning; business consulting; information consulting; conference services.

1Verge Information and Jiaheyi are both limited liability companies established in China. Qiong Qin and Dele Liu, both of whom are PRC citizens, owned 80% and 20% of Jiaheyi, respectively. Ms. Qin is our founder Mr. Koo’s wife and is not currently involved in our management. Mr. Liu is our director, chief financial officer and senior vice president. As of December 31, 2009, Jiaheyi, Ms. Qin and Mr. Liu owned 95%, 4% and 1% of 1Verge Information, respectively. On May 19, 2010, Jiaheyi transferred its 95% equity interest in 1Verge Information to Ms. Qin and Mr. Liu. As a result of this transfer, 1Verge Information is 80% owned by Ms. Qin and 20% owned by Mr. Liu. We intend to begin the process of liquidating Jiaheyi in 2011, and Jet Brilliant Beijing as our wholly owned subsidiary will conduct our advertising agency business in the future. However, we do not expect that the advertising agency business will play an important role in our overall business in the future.

Our wholly owned subsidiary 1Verge Internet has entered into a series of contractual arrangements with 1Verge Information, Jiaheyi and their respective shareholders, which enable us to:

•	exercise effective control over the business management and shareholder voting rights of 1Verge Information and Jiaheyi;

•

receive substantially all of the economic benefits of 1Verge Information and Jiaheyi through service and licensing fees in consideration for the technical and consulting services provided by and the intellectual property rights licensed by 1Verge Internet; and

•	have an exclusive option to purchase all of the equity interests in 1Verge Information and Jiaheyi when and to the extent permitted under PRC laws, regulations and legal procedures.

We do not have any equity interest in our consolidated affiliated entities. However, we have been and are expected to continue to be dependent on our consolidated affiliated entities to operate our business if the then PRC law does not allow us to directly operate such business in China, or our direct operations will cause a material adverse impact on our business, including but not limited to, the inability to maintain or renew the qualifications, licenses or permits necessary for our business in China. We believe that under these contractual arrangements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see “Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective contracts among our subsidiary 1Verge Internet, our consolidated affiliated entities 1Verge Information and Jiaheyi, and the respective shareholders of 1Verge Information and Jiaheyi.

Agreements that Provide Us Effective Control over 1Verge Information and Jiaheyi

Amended and Restated Business Operations Agreements.    Pursuant to the amended and restated business operations agreement dated August 16, 2010 among 1Verge Internet, 1Verge Information and its shareholders, 1Verge Information must appoint the persons designated by 1Verge Internet to be its executive director or directors, general manager, chief financial officer and any other senior officers. 1Verge Information agrees to accept the proposal provided by 1Verge Internet from time to time relating to employment, daily business and financial management. Without 1Verge Internet’s prior written consent, 1Verge Information shall not conduct any transaction which may materially affect its assets, obligations, rights or operations, including but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreements to a third party. The term of this agreement is ten years and will be extended automatically for another ten years unless 1Verge Internet provides written notice requesting no extension three months prior to the expiration date. 1Verge Internet may terminate the agreement at any time by providing 30 days’ advance written notice to 1Verge Information and to each of its shareholders. Neither 1Verge Information nor any of its shareholders may terminate this agreement prior to the expiration date or during the ten-year extension period.

The amended and restated business operations agreement dated August 16, 2010 among 1Verge Internet, Jiaheyi and its shareholders contains terms substantially similar to the business operations agreement described above.

Amended and Restated Equity Interest Pledge Agreements.    Pursuant to the amended and restated equity interest pledge agreement dated August 16, 2010 among 1Verge Internet and the shareholders of 1Verge Information, the shareholders of 1Verge Information pledge all of their equity interest in 1Verge Information to 1Verge Internet, to guarantee 1Verge Information and its shareholders’ performance of their obligations under, where applicable, the amended and restated loan agreement, the amended and restated exclusive technical and consulting services agreement, the amended and restated trademark license agreement, the amended and restated domain name license agreement and the amended and restated equity option agreement. If 1Verge Information and/or any of its shareholders breach their contractual obligations under these agreements, 1Verge Internet, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without 1Verge Internet’s prior written consent, shareholders of 1Verge Information shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice 1Verge Internet’s interests. During the term of this agreement, 1Verge Internet is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire on the earlier of (i) the date on which 1Verge Information and its shareholders have fully performed their obligations under the amended and restated loan agreement, the amended and restated exclusive technical and consulting services agreement, the amended and restated trademark license agreement, the amended and restated domain name license agreement and the amended and restated equity option agreement; or (ii) 1Verge Internet enforces the pledge pursuant to the terms and conditions under this agreement, to fully satisfy its rights under such agreements. We have registered the pledge of the equity interests in 1Verge Information and Jiaheyi with the competent local branch of the SAIC. To date, 1Verge Information and Jiaheyi have fully performed their obligations under the relevant agreements but such obligations will remain on them until the expiration of the terms of such agreements, which are typically ten years subject to automatic renewal for an additional ten-year term or earlier termination as set forth in such agreements.

The amended and restated equity interest pledge agreement dated September 27, 2010 among 1Verge Internet and the shareholders of Jiaheyi is substantially similar to the equity interest pledge agreement described above, and guarantees the performance by Jiaheyi and its shareholders of their obligations under, where applicable, the amended and restated loan agreement, the amended and restated exclusive technical and consulting services agreement and the amended and restated equity option agreement.

Power of Attorney.    Pursuant to the power of attorney dated August 16, 2010, the shareholders of 1Verge Information each irrevocably appointed our chief executive officer, Mr. Victor Koo, the person designated by 1Verge Internet, as their attorney-in-fact to vote on their behalf on all matters of 1Verge Information requiring shareholder approval under PRC laws and regulations and 1Verge Information’s articles of association. The appointment of Mr. Koo as the attorney-in-fact is conditional upon his being the employee and the designated person of 1Verge Internet. Each power of attorney will remain in force for ten years until the earlier of the following events: (i) Mr. Koo loses his title or position in 1Verge Internet or 1Verge Internet issues a written notice to dismiss or replace Mr. Koo with another person; and (ii) the business operations agreement among 1Verge Internet, 1Verge Information and its shareholders terminates or expires.

The shareholders of Jiaheyi have also each executed an irrevocable power of attorney dated August 16, 2010 appointing Mr. Koo, the person designated by 1Verge Internet, as their attorney-in-fact to vote on their behalf on all matters of Jiaheyi requiring shareholder approval, with terms substantially similar to the power of attorney executed by the shareholders of 1Verge Information described above.

Agreements that Transfer Economic Benefits to Us

Amended and Restated Exclusive Technical and Consulting Services Agreements.     Pursuant to the amended and restated exclusive technical and consulting services agreement dated August 16, 2010 between 1Verge Internet and 1Verge Information, 1Verge Internet has exclusive right to provide technical and consulting services relating to, among other things, maintenance of the machine room and website, provision and maintenance of the office network, integrated security services for the website, and certain other business areas to 1Verge Information. Without 1Verge Internet’s prior written consent, 1Verge Information shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, 1Verge Internet exclusively owns all intellectual property rights resulting from the performance of this agreement. 1Verge Information agrees to pay a service fee to 1Verge Internet based on a set formula defined in this agreement, and during the term of this agreement, 1Verge Internet shall have the right to adjust the service fee at its sole discretion without the consent of 1Verge Information. The term of this agreement is ten years and will be extended automatically for another ten years unless terminated by 1Verge Internet’s written notice three months prior to the expiration date. 1Verge Internet can terminate the agreement at any time by providing 30 days’ prior written notice. 1Verge Information is not permitted to terminate the agreement prior to the expiration date, unless 1Verge Internet fails to comply with any of its obligations under this agreement and such failure renders the continued performance of this agreement impossible.

The amended and restated exclusive technical and consulting services agreement dated August 16, 2010 between 1Verge Internet and Jiaheyi is substantially similar to the exclusive technical and consulting services agreement described above, except that the services provided by 1Verge Internet are relevant to the advertising business and operations of Jiaheyi.

For the three years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010, 1Verge Internet has received nil service fees under these amended and restated exclusive technical and consulting services agreements from 1Verge Information or Jiaheyi for the technical and consulting services provided as neither 1Verge Information nor Jiaheyi has yet to achieve profitability.

Amended and Restated Trademark License Agreement and Amended and Restated Domain Name License Agreement.    Pursuant to the amended and restated trademark license agreement and the amended and restated domain name license agreement dated August 16, 2010 between 1Verge Internet and 1Verge Information, 1Verge Internet grants a non-exclusive and non-transferable license, without sublicense rights, to 1Verge Information to use its trademarks and domain names. 1Verge Information may only use the trademarks and the domain names in its own business operations. The license fee under each agreement dated August 16, 2010 is 5% of the total revenue of the licensee and is to be paid every quarter within 15 days after the end of the quarter. Additionally, if the licensor believes that it would be helpful to the licensee’s business, the licensor may reduce or exempt the licensee from all or part of the license fee. The term of each agreement is ten years, and will be extended for another ten years with both parties’ consent. 1Verge Internet may terminate each agreement at any time by providing a 30 days prior written notice. Any party may terminate each agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives written notice of its breach from the non-breaching party. The parties will review each agreement at three-month intervals and determine if any amendment is needed. For the three years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2010, 1Verge Internet has received nil license fees under these amended and restated trademark license and domain name license agreements from 1Verge Information for the trademark and domain name licenses as 1Verge Information has not yet to achieve profitability.

Agreements that Provide Us the Option to Purchase the Equity Interest in 1Verge Information and Jiaheyi

Amended and Restated Equity Option Agreements.    Pursuant to the amended and restated equity option agreement dated August 16, 2010 among 1Verge Internet and the shareholders of 1Verge Information, 1Verge Information’s shareholders grant 1Verge Internet or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interest in 1Verge Information in consideration for the loans extended to 1Verge Information’s shareholders under the amended and restated loan agreement mentioned below. In addition, 1Verge Internet has the option to acquire the equity interest at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to 1Verge Information’s shareholders under the loan agreement. 1Verge Internet or its designated representative(s) have sole discretion to decide when to exercise such options, either in part or in full. 1Verge Internet or its designated representative(s) is entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option, in whole or in part to any third party. Without 1Verge Internet’s consent, 1Verge Information’s shareholders shall not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interest in 1Verge Information has been acquired by 1Verge Internet or its designated representatives; or (ii) 1Verge Internet giving 30 days’ advance written notice of termination to the shareholders of 1Verge Information. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the value-added telecommunications services and advertising business will be relaxed in the future, the likelihood of which we are not able to predict. If such restrictions are relaxed, we will, through 1Verge Internet, exercise the option and purchase all or part of the equity interest in 1Verge Information and Jiaheyi.

The amended and restated equity option agreement dated August 16, 2010 among 1Verge Internet and shareholders of Jiaheyi contain terms substantially similar to the equity option agreement described above.

Amended and Restated Loan Agreements.    Under the loan agreement dated August 16, 2010 between 1Verge Internet and the shareholders of 1Verge Information, 1Verge Internet had made interest-free loans in several tranches with an aggregate amount of RMB20,000,000 to the shareholders of 1Verge Information solely for the initial capitalization and the subsequent financial requirements in 1Verge Information. The loans can be repaid only with the proceeds from the sale of all of the equity interest in 1Verge Information to 1Verge Internet or its designated representatives, pursuant to the amended and restated equity option agreement. The term of each loan is ten years from the first withdrawal of such loan by 1Verge Information’s shareholders, and will be automatically extended for another ten years unless terminated by written notice from 1Verge Internet to the shareholders of 1Verge Information three months prior to the due date.

The amended and restated loan agreement dated August 16, 2010 among 1Verge Internet and the shareholders of Jiaheyi contain terms substantially similar to the amended and restated loan agreement described above, except that the amount of loan extended to the shareholders of Jiaheyi is RMB100,000.

In the opinion of TransAsia Lawyers, our PRC legal counsel:

•

the ownership structures of our consolidated affiliated entities and our subsidiary in China, both currently and after giving effect to this offering, comply with all existing PRC laws and regulations;

•

the contractual arrangements among 1Verge Internet and our consolidated affiliated entities and their respective shareholders that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•

each of our PRC subsidiaries and each of our consolidated affiliated entities has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of our PRC subsidiaries and each of our consolidated affiliated entities are in full force and effect. Each of our PRC subsidiaries and our consolidated affiliated entities is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of TransAsia’s knowledge after due inquires, none of our PRC subsidiaries, consolidated affiliated entities or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC online video and online advertising businesses do not comply with PRC government restrictions on foreign investment in value-added telecommunication services, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our

Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

PRC Regulations on Loans and Direct Investment by Offshore Holding Companies

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated affiliated entities. PRC regulations of loans and direct investment by offshore holding companies to PRC entities may limit our use of the proceeds we expect to receive from this offering. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our use of the proceeds we receive from this offering to fund our expansion or operations.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our selected consolidated financial data presented below for the years ended December 31, 2007, 2008 and 2009 and our balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. We were incorporated in September 2005 and launched our website, www.youku.com, in December 2006. We have not included financial information for the period from inception (September 20, 2005) to December 31, 2005 and the year ended December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008 and 2009, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

The selected consolidated statement of operations data for the nine months ended September 30, 2009 and 2010 and the selected consolidated balance sheet data as of September 30, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share date)
				(Unaudited)	(Unaudited)	(Unaudited)
Consolidated Statement of Operations Data
Net revenues(1)	1,778	33,022	153,626	99,784	234,623	35,068
Cost of revenues(2)	(46,148)	(171,130)	(216,708)	(157,684)	(248,719)	(37,175)

Gross loss	(44,370)	(138,108)	(63,082)	(57,900)	(14,096)	(2,107)
Operating expenses(2):
Sales and marketing	(22,469)	(35,086)	(72,746)	(46,485)	(91,527)	(13,680)
Product development	(15,530)	(15,398)	(20,908)	(15,003)	(21,260)	(3,178)
General and administrative	(5,843)	(14,367)	(18,523)	(13,043)	(18,716)	(2,797)

Total operating expenses	(43,842)	(64,851)	(112,177)	(74,531)	(131,503)	(19,655)

Loss from operations	(88,212)	(202,959)	(175,259)	(132,431)	(145,599)	(21,762)
Interest income	1,013	5,384	2,054	1,840	1,068	160
Interest expense	—	(4,240)	(6,835)	(5,401)	(4,963)	(742)
Amortization of debt issuance costs	—	(2,380)	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	(2,422)	(264)	(2,313)	(357)	(17,532)	(2,620)
Others, net	(62)	(1)	67	48	65	10

Loss from operations before income taxes	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)
Income taxes	—	—	—	—	—	—

Net loss	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)

Net loss per share:
Basic	(0.25)	(0.56)	(0.50)	(0.37)	(0.46)	(0.07)
Diluted	(0.25)	(0.56)	(0.50)	(0.37)	(0.46)	(0.07)
Net loss per ADS(3):
Basic
Diluted
Weighted-average ordinary shares outstanding:
Basic	365,011,250	365,134,375	365,432,916	365,268,611	365,675,115	365,675,115
Diluted	365,011,250	365,134,375	365,432,916	365,268,611	365,675,115	365,675,115
Pro forma net loss per share:
Basic			(0.13)		(0.11)	(0.02)
Diluted			(0.13)		(0.11)	(0.02)
Pro forma weighted-average ordinary shares outstanding:
Basic			1,454,990,172		1,555,698,080	1,555,698,080
Diluted			1,454,990,172		1,555,698,080	1,555,698,080
Selected non-GAAP Financial Data
Adjusted revenues(4)	1,778	39,401	191,492	122,545	288,511	43,122

Adjusted net loss(4)	(86,012)	(200,531)	(175,408)	(132,696)	(142,054)	(21,232)

(1)	Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 7, as set forth below:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)
Commissions earned by third-party advertising agencies	—	6,379	37,866	22,761	53,888	8,054

(2)	Including share-based compensation expenses as set forth below:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)

Allocation of Share-based Compensation Expenses
Cost of revenues	—	259	283	206	550	82
Product development	684	1,401	1,657	1,206	2,038	305
Sales and marketing	141	861	1,690	1,161	3,645	545
General and administrative	424	1,144	935	675	1,142	170

Total	1,249	3,665	4,565	3,248	7,375	1,102

(3)	Each ADS represents Class A ordinary shares.

(4)	We define adjusted revenues, a non-GAAP financial measure, as the sum of net revenues and commissions earned by third-party advertising agencies, as the term is defined on page 7. We define adjusted net loss, a non-GAAP financial measure, as net loss excluding share-based compensation expenses and change in fair value of derivative financial liabilities and warrant liability. We review adjusted revenues and adjusted net loss together with net revenues and net loss to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance with the effect of commissions earned by third-party advertising agencies, as the term is defined on page 7, and without the effect of non-cash share-based compensation expenses and change in fair value of derivative financial liabilities and warrant liability, which have been and will continue to be significant recurring factors in our business. However, the use of adjusted revenues and adjusted net loss has material limitations as an analytical tool. One of the limitations of using non-GAAP adjusted revenues is that it excludes an item that is not typically excluded from net revenues. One of the limitations of using non-GAAP adjusted net loss is that it does not include all items that impact our net loss for the period. In addition, because adjusted revenues and adjusted net loss are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted revenues and adjusted net loss in isolation from or as an alternative to net revenues and net loss, respectively, prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	1,778	33,022	153,626	99,784	234,623	35,068
Add back: Commissions earned by third-party advertising agencies	—	6,379	37,866	22,761	53,888	8,054

Adjusted revenues	1,778	39,401	191,492	122,545	288,511	43,122

Net loss	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)
Add back: share-based compensation expenses	1,249	3,665	4,565	3,248	7,375	1,102
Add back: change in fair value of derivative financial liabilities and warrant liability	2,422	264	2,313	357	17,532	2,620

Adjusted net loss	(86,012)	(200,531)	(175,408)	(132,696)	(142,054)	(21,232)

	As of December 31,		As of September 30,
	2008	2009	2010		2010
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
					Pro Forma(1)
			(Unaudited)		(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	88,915	301,608	440,554	65,848	440,554	65,848
Total current assets	228,600	384,322	632,538	94,543	632,538	94,543
Total assets	291,746	441,741	738,798	110,426	738,798	110,426
Total current liabilities	60,159	132,479	260,042	38,870	260,042	38,870
Total liabilities	92,115	146,754	281,833	42,127	281,833	42,127
Convertible redeemable preferred shares	507,614	780,599	1,102,325	164,759	—	—
Total equity (deficit)	(307,983)	(485,612)	(645,360)	(96,460)	456,965	68,299

(1)	Pro forma basis reflects the conversion of all outstanding preferred shares on a 1-for-1 basis into an aggregate of 1,190,022,965 ordinary shares as of September 30, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the leading Internet television company in China. Our Internet television platform enables consumers to search, view and share high-quality video content quickly and easily across multiple devices. We believe our continuous focus on offering a superior user experience has enabled us to become the largest Internet television company in China and elevated our Youku brand to be the most recognized online video brand in China according to a 2010 survey conducted by an affiliate of the Chinese Academy of Sciences. According to iResearch, we had 40% market share in terms of total user time spent viewing online videos in China during the second quarter of 2010, while our closest competitor accounted for approximately 23% market share during the same period. In 2009, we had an implied market share of approximately 14% in terms of online video advertising spend in China, based on iResearch’s estimated data of total online video advertising spend in China.

We currently operate our business as a single segment. We derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brands that advertise on our Internet television platform. We also participate in affiliate advertising programs run by third-party Internet search companies, which place links to their customers’ advertisements on our website.

As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies who purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB1.8 million in 2007 to RMB33.0 million in 2008 and to RMB153.6 million in 2009, and increased from RMB99.8 million in the nine months ended September 30, 2009 to RMB234.6 million (US$35.1 million) in the nine months ended September 30, 2010. The number of our brand advertisers increased from 7 in 2007 to 141 in 2008 and to 303 in 2009, and from 230 in the nine months ended September 30, 2009 to 343 in the nine months ended September 30, 2010. Net revenues derived from brand advertising sales have grown significantly over the years and accounted for 65.2%, 89.0%, 91.6% and 94.9% of our total net revenues in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. We incurred net losses of RMB89.7 million, RMB204.5 million, RMB182.3 million and RMB167.0 million (US$25.0 million) in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. The increase in net losses from RMB136.3 million in the nine months ended September 30, 2009 to RMB167.0 million (US$25.0 million) in the nine months ended September 30, 2010 was primarily due to the increases in our sales and marketing efforts, content costs and bandwidth costs. We expect our net losses to decrease as a percentage of our total net revenues in the foreseeable future.

Our results of operations are affected by the PRC laws, regulations and policies relating to online video and advertising businesses. Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we rely on a series of contractual arrangements with 1Verge Information and Jiaheyi to conduct most of our business, though in the future we intend to conduct our advertising agency business through our newly acquired subsidiary, Jet Brilliant Beijing. We do not hold equity interests in 1Verge Information and Jiaheyi. As a result of these contractual arrangements, we are the primary beneficiary of 1Verge Information and Jiaheyi and treat them as consolidated affiliated entities under U.S. GAAP. In the opinion of TransAsia Lawyers, our PRC legal counsel, the ownership structures of our consolidated affiliated entities, both currently and after giving effect to this offering, do not violate, breach, contravene or conflict with any applicable PRC laws or regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations related to such ownership structures. See “Risk Factors—Risks Related to Our Corporate Structure” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Selected Statements of Operations Items

Net Revenues

We currently derive substantially all of our net revenues from online advertising services. Our online advertising sales consist of brand advertising services and affiliate advertising programs, which accounted for approximately 91.6% and 6.3%, respectively, of our net revenues in 2009 and approximately 94.9% and 3.3%, respectively, of our net revenues in the nine months ended September 30, 2010. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies and recognize revenues net of these commissions. We also derive a minimal portion of our net revenues from other sources, such as our web-based and wireless subscription video services, and sub-licensing fees from authorized sub-licensing of content which we license from content provider the exclusive rights for self-use and sub-licensing for online distribution to other online video websites. Such other revenues accounted for approximately 2.1% of our net revenues in 2009 and approximately 1.8% of our net revenues in the nine months ended September 30, 2010, respectively. The following table sets forth the principal components of our net revenues by amount and as a percentage of our total net revenues for the periods presented.

	Year Ended December 31,						Nine Months Ended September 30,
	2007		2008		2009		2009		2010
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
							(Unaudited)		(Unaudited)	(Unaudited)

Brand advertising revenues(1)	1,160	65.2	29,376	89.0	140,716	91.6	91,565	91.8	222,691	33,285	94.9
Affiliate advertising program revenues	618	34.8	3,626	11.0	9,747	6.3	6,672	6.7	7,779	1,163	3.3
Other revenues	—	—	20	*	3,163	2.1	1,547	1.5	4,153	620	1.8

Net revenues(1)	1,778	100.0	33,022	100.0	153,626	100.0	99,784	100.0	234,623	35,068	100.0

*	Amount less than 0.1.
(1)	Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 7, as set forth below:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)

Commissions earned by third-party advertising agencies	—	6,379	37,866	22,761	53,888	8,054

Brand Advertising.    We derive our revenues primarily from brand advertising sales. We provide in-video, display, sponsorships and other forms of advertising solutions on our website to a broad base of brand advertisers, including leading international and domestic companies in various industries. We derived a majority of our brand advertising revenues from in-video advertisements. Advertisers purchase our online advertising services primarily through third-party advertising agencies, and the number of our advertisers increased significantly from 7 in 2007 to 303 in 2009, and from 230 in the nine months ended September 30, 2009 to 343 in the nine months ended September 30, 2010. We price our advertising services based on various factors, including the form of third-party advertising, the specific targeting requirements, the duration of the time slot purchased and popularity of the content in which the advertisements will be placed. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review and adjust our list prices annually.

Net revenues derived from brand advertising sales grew significantly in the past and accounted for 65.2%, 89.0%, 91.6% and 94.9% of our net revenues in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. The increase in such revenues from 2007 to the three quarters of 2010 was attributable to an increase in the number of advertisers and rising average spend per advertiser. We expect our brand advertising revenues to continue to grow as we focus on expanding our advertiser base and increasing the advertising spend of key advertisers.

The most significant factors that directly or indirectly affect our brand advertising sales revenues include the following:

•	the number of users visiting our website and the amount of time they spend on our website;

•	the amount of total online video advertising budgets of advertisers;

•	the number of brand advertisers;

•	the list prices of our advertising services and the discount we offer to customers;

•	the commissions earned by third-party advertising agencies; and

•	the evolving perception of the increasing effectiveness of online video advertising as compared to advertising in more traditional media, particularly television.

Affiliate Advertising Programs.    We participate in affiliate advertising programs run by third-party Internet search companies Baidu and Google. Under these programs, the third-party Internet search companies place links to their customers’ advertisements on our website and these advertisements are related to the video content or search queries on our website. Our share of their revenues is contractually negotiated and varies depending on calculations that take into account the amount of user traffic and the number of user clicks on these advertisements that appear on our website. Net revenues derived from these affiliate advertising programs as a percentage of our total net revenues decreased from 34.8% in 2007 to 6.3% in 2009 and to 3.3% in the nine months ended September 30, 2010, and are expected to continue to decrease over time relative to our brand advertising revenues.

Other Revenues.    We seek to diversify our revenue sources over time by expanding our wireless and web-based subscription services and other product offerings. We trial-launched our subscription-based online video services in early 2010, enabling users to watch advertisement-free premium content, such as high-definition movies. We are testing our platform to allow users to access live, streaming events, such as concerts, on a pay-per-view basis. In addition, we cooperate with China’s major mobile phone manufacturers to develop and pre-install our Youku software client on a variety of major 3G mobile phones to allow users to enjoy wireless video services. Though we currently derive minimal revenues from subscription-based and pay-per-view services, we seek to grow these businesses over time. We license from content providers the exclusive rights for both self-use and sub-licensing of certain content. We sub-license such content within its authorized sub-licensing scope to other video websites and receive sub-licensing fees from such websites. Our other revenues accounted for nil, less than 0.1% , 2.1% and 1.8% of our net revenues in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. Moreover, we are working with e-commerce companies, such as Taobao, to provide video-enabling merchandise demonstration services to their premium retail members. We share revenues with the e-commerce companies for the service fees they charge their members.

Cost of Revenues

Cost of revenues consists primarily of (i) bandwidth costs, (ii) depreciation of our servers and other equipment, (iii) content costs, and (iv) business tax and surcharges. The following table sets forth the components of our cost of revenues for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	1,778	33,022	153,626	99,784	234,623	35,068

Cost of revenues:
Bandwidth costs	(35,733)	(131,926)	(149,479)	(111,299)	(139,994)	(20,924)
Depreciation of servers and other equipment	(7,155)	(25,364)	(33,692)	(24,506)	(29,008)	(4,336)
Content costs	(3,109)	(10,335)	(16,913)	(11,269)	(56,476)	(8,441)
Business tax and surcharges	(151)	(3,505)	(16,624)	(10,610)	(23,241)	(3,474)

Total cost of revenues	(46,148)	(171,130)	(216,708)	(157,684)	(248,719)	(37,175)

Bandwidth Costs.    Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their Internet data centers. Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. We expect our bandwidth costs to increase on an absolute basis as traffic to our website grows. However, we expect our bandwidth costs as a percentage of our net revenues to decrease over time, consistent with historical trends of decreasing unit cost of data hosting and transmission services.

Depreciation of Servers and Other Equipment.    We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased significantly from 2007 to 2009 and from the nine months ended September 30, 2009 to the nine months ended September 30, 2010 as we made substantial investments in building out our CDN infrastructure during this period. We expect our depreciation expense to increase on an absolute basis as we continue to invest in additional servers and other equipment. However, we expect our depreciation expense as a percentage of our net revenues to decrease over time since we made substantial upfront capital expenditures at an early stage of our development that are not expected to increase as quickly as our net revenues.

Content Costs.    Content costs consist of fees we pay to license content from copyright owners or content distributors, salaries and benefits for our content team, as well as costs of our self-produced content. Our content costs increased significantly from 2007 to 2009 and from the nine months ended September 30, 2009 to the nine months ended September 30, 2010 as we built a large and comprehensive online video content library during this period. The increase in content cost since the second half of 2009 was also due to a substantial increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies. According to our internal records, the average license fee for television serial drama has increased in 2009 by more than 200% as compared to 2008, and such fee has increased in 2010 to date by more than 100% as compared to 2009. The average license fee for movies has also increased in 2010 to date by more than 90% as compared to 2009. The term of licenses for our professionally produced content generally ranges from one to five years. The average term of licenses varies depending on the types of content, with movies and television serial dramas each having an average term of approximately 2.5 years and 2 years, respectively. We expect our content costs to grow on an absolute basis as we expand our content library and market prices for professionally produced content increase.

Business Tax and Surcharges.    Our subsidiaries and consolidated affiliated entities are subject to business tax and surcharges on the revenues generated from our services rendered in China. The effective rate of the aggregate amount of business tax, surcharges and cultural development fees on our revenues before deduction of commissions earned by third-party advertising agencies is approximately 8.5% per year.

Our cost of revenues includes share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Operating Expenses

Our operating expenses consist of (i) sales and marketing expenses, (ii) product development expenses, and (iii) general and administrative expenses. We expect our operating expenses as a percentage of our net revenues to decrease over time due to an expected higher growth rate for our net revenues. The following table sets forth the components of our operating expenses for the periods indicated.

	Year Ended December 31,			Nine Months ended September 30, 2010,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)

Sales and marketing	(22,469)	(35,086)	(72,746)	(46,485)	(91,527)	(13,680)
Product development	(15,530)	(15,398)	(20,908)	(15,003)	(21,260)	(3,178)
General and administrative	(5,843)	(14,367)	(18,523)	(13,043)	(18,716)	(2,797)

Total operating expenses	(43,842)	(64,851)	(112,177)	(74,531)	(131,503)	(19,655)

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and benefits and commissions for our sales and marketing personnel and marketing and promotional expenses. Our sales and marketing expenses increased significantly from 2007 to 2009 and from the nine months ended September 30, 2009 to the nine months ended September 30, 2010 primarily reflecting the rapid expansion of our sales team and our increased spending on marketing and brand promotional activities. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to hire additional sales personnel and invest in brand enhancement efforts.

Product Development Expenses

Product development expenses consist primarily of salaries and benefits for product development personnel. We expect our product development expenses on an absolute basis to increase as we intend to hire additional product development personnel to further expand our technology platform, enhance user experience and support the expected growth of our business.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel. Our general and administrative expenses increased from 2007 to 2009 and from the nine months ended September 30, 2009 to the nine months ended September 30, 2010 as our business expanded, including the hiring of additional management and administrative staff. We expect our general and administrative expenses to increase in the future as our business grows and we incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

Our operating expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Jet Brilliant, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as Jet Brilliant has no assessable income for the nine months ended September 30, 2010. Dividends from our Hong Kong subsidiary to us are exempt from withholding tax.

PRC

Prior to the effective date of the New EIT Law on January 1, 2008, enterprises in China were generally subject to an enterprise income tax at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the New EIT Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities. Enterprises established before March 16, 2007 that were entitled to the then available preferential tax treatment may continue to enjoy such treatment (i) in the case of preferential tax rates, for a maximum of a five-year period starting from January 1, 2008; during such period, the tax rate will gradually increase to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

1Verge Information, a company incorporated in PRC and a consolidated affiliated entity of which 1Verge Internet is the primary beneficiary, is located in the Beijing Zhongguancun Science Park and was granted “High and New Technology Enterprise” status and was entitled to a preferential income tax rate of 15% from January 1, 2006 to December 31, 2007 and is entitled to the same preferential income tax rate from January 1, 2010 to December 31, 2011. The high and new technology enterprise status is subject to approval and renewal every three years. Jiaheyi is our other consolidated affiliated entity and carries on no material operational activities.

In addition, the New EIT Law treats enterprises established outside of China that have “effective management and control” located in China as a PRC resident enterprise for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties of an enterprise. We believe that neither Youku.com Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes. See “Regulations—Regulations on Tax—PRC Enterprise Income Tax.” However, if considered a “PRC resident enterprise” for tax purposes, our company would be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. We will continue to monitor our tax status. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries out of earnings generated after January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of 1Verge Internet, which is our PRC subsidiary directly held by our company, to our company is subject to withholding tax at a rate of 10%. Dividends of Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary Jet Brilliant, will, upon approval from the local tax authority, benefit from a reduced withholding tax rate of 5% under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than a preferential rate of 5%. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing has paid nil dividends from April 27, 2010 to September 30, 2010 and does not plan to pay dividends in the future as it may continue to incur losses. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

For more information on PRC tax regulations, see “Regulation—Regulations on Tax.”

Internal Control over Financial Reporting

In preparing our consolidated financial statements, we and our independent registered public accounting firm identified material weaknesses and other deficiencies in our internal control over financial reporting as of December 31, 2009. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC regulations in internal control over our financial reporting obligations, a lack of qualified staff to support our chief financial officer in financial reporting activities, a lack of an appropriate level of oversight and communication of internal control, policies and procedures to support our activities, and a lack of effective monitoring activities to ensure the accuracy and completeness of our financial statements and related disclosures. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting, as we and they will be required to do once we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Following the identification of these material weaknesses and other control deficiencies and in connection with preparation of our consolidated financial statements, we performed additional review procedures, including a thorough review of journal entries and reconciliations for key accounts, to ensure the completeness and accuracy of the consolidated financial statements prepared in accordance with U.S. GAAP.

To remedy our control deficiencies, we have adopted several measures to improve our internal control over financial reporting. As part of our efforts to address the identified material weaknesses and other control deficiencies, in September 2010, we appointed a financial director who is a certified public accountant with U.S. GAAP expertise and work experience in the financial reporting function of a publicly listed company for approximately four years. We also appointed an internal audit director with prior U.S. GAAP accounting and internal control assessment experience in October 2010. We have started to provide, and intend to continue to provide, on-going training to our existing financial reporting personnel on the accounting and reporting requirements under the U.S. GAAP and SEC regulations. We are in the process of, among other things, (i) actively searching for candidates for additional financial and accounting personnel, including additional associates to support our chief financial officer in financial reporting activities; (ii) establishing processes and oversight measures with the assistance of an independent third-party consultant we engaged in July 2010 in an effort to comply with the requirements under the U.S. GAAP, SEC regulations and Section 404; (iii) developing and implementing an accounting policy manual; and (iv) establishing effective monitoring and oversight controls to ensure the accuracy and completeness of our financial statements and related disclosures. We expect to complete the measures above as soon as practicable upon the completion of this offering and will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed by Section 404. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry—In preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

We derive revenues primarily from online advertising services. We recognize revenues only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured. Specifically, we recognize revenues based on the following revenue recognition principles:

For online advertising services we provide to brand advertisers, advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on our web pages in different formats, including but not limited to video, banners, links, logos and buttons. Before entering into an advertising contract, we make a credit assessment of the advertiser to evaluate the collectability of the related service fees under the contract. For those contracts the collectability of which was assessed as not reasonably assured, we recognize revenues only when the cash payments were received and all revenue recognition criteria were met. For contracts where we provide customers with marketing services that contain multiple deliverables, such as advertisements in different formats to be delivered over different periods of time, since we sell the marketing services over a broad price range, there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement, and depending on the nature of customer arrangement, revenues may be contingent upon the delivery of undelivered items. Accordingly, a combined unit of accounting is used pursuant to Accounting Standards Codification 605-25 Revenue Recognition: Multiple-Element Arrangements, and such revenues are recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of the revenue recognition criteria discussed above.

We participate in affiliate advertising programs run by third parties and place links to their customers’ advertisements on our website. On a monthly basis, we obtain data on the user traffic and the number of visitors’ clicks from these third parties. Under these programs, we recognize revenues based on contractual rates applied to user traffic and the number of visitors’ clicks on the advertisements on our website.

For advertising-for-advertising barter transactions, which are cross-promotional activities we enter into with third parties, we follow Accounting Standards Codification subtopic 605-20, which provides that advertising-for-advertising barter transactions should be recorded at fair value only if the value of such advertising surrendered in the transaction is determinable within reasonable limits. We do not recognize revenues for such barter transactions since the fair value is not determinable for any of the periods presented.

Share-based Compensation Expenses

On December 1, 2005, we adopted our 2006 Stock Option Scheme, or the Plan, to attract and retain the best personnel and provide additional incentives to employees, directors, officers, directors, advisors or consultants of the company. We amended the Plan on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010, respectively. Our board of directors authorized the issuance and reservation of up to 140,441,231 ordinary shares on December 16, 2009 under the Plan. As of September 30, 2010, options to purchase 128,751,901 ordinary shares were outstanding. The following table sets forth the options granted under the Plan that were outstanding as of September 30, 2010.

Date of Option Grant	Options Outstanding	Exercise Price	Weighted-average Fair Value of Option	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
Prior to 2009	70,288,834
February 1, 2009	9,180,000	0.143036134	0.0511	0.1048
February 21, 2009	200,000	0.143036134	0.0513	0.1056
August 1, 2009	9,854,667	0.143036134	0.0575	0.1143
February 1, 2010	19,505,400	0.190850707	0.1062	0.1849
August 1, 2010	19,723,000	0.40	0.2005	0.3855

Total:	128,751,901

On November 10, 2010, we granted options to purchase 11,487,000 ordinary shares of our company at an exercise price of US$0.48 per share under the Plan to some of our directors and employees. In determining the fair value of our ordinary shares underlying the options granted on November 10, 2010, we intend to use the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio and apply a 10% discount for lack of marketability to reflect the fact that there was no public market for our shares as we were a closely held private company as of the option grant date. As of November 12, 2010, options to purchase a total of 139,520,233 ordinary shares were outstanding.

Share-based compensation expense for all share-based awards granted to employees is determined based on fair value of the shares on the grant date. Share-based compensation is expensed ratably on a straight-line basis for awards with vesting schedules based on service conditions only over the requisite service period, which is generally the vesting term of the share-based awards.

We engaged American Appraisal China Limited, or American Appraisal, an independent third-party appraiser, to assist us in our determination of the fair value of our equity securities as of February 1, 2009, February 21, 2009, August 1, 2009, February 1, 2010 and August 1, 2010. Our management is ultimately responsible for such determination.

In determining the fair value of our stock options, the binomial lattice option pricing model was applied. The key assumptions used to determine the fair value of the options at the relevant grant dates in 2009 and 2010 were as follows:

	Year Ended 2009	Nine Months Ended September 30, 2010
Risk-free interest rate	3.26% to 3.98%	2.96% to 4.41%
Expected volatility rate	65.40% to 66.40%	61.8% to 63%
Expected dividend yield	0.00%	0.00%
Sub-optimal early exercise factor	2 times	2 times

The risk-free interest rate for periods within the contractual life of an option is based on the U.S. Treasury yield curve in effect at the time of grant. The volatility of the underlying ordinary shares during the life of the options was estimated with reference to historical volatilities of several comparable companies. The dividend yield was estimated based on our expected dividend policy over the expected term of the options. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise the estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation expenses in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The binomial lattice option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and binomial lattice models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

As a private company with no quoted market in our ordinary shares, we need to estimate the fair value of our ordinary shares at the relevant grant dates. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

In determining the fair values of our ordinary shares as of each award grant date in 2009 and 2010, three generally accepted approaches to value were considered: cost, market and income approaches. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of a company as a going concern, as it does not capture the future earning potential of the business. The comparability of our peer companies’ financial metrics and the relevance of the market approach were also considered low since our target market and stage of development are different from those of the publicly listed companies in the same industry. In view of the above, we determined that the income approach is the most appropriate method to derive the fair values of our ordinary shares. In addition, we took into consideration of the guidance prescribed by the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid.

The income approach involves applying appropriate discount rates to estimated cash flows that are subject to a number of assumptions. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving the estimated cash flow were assessed in selecting the appropriate discount rates, which had been determined to be 27% on February 1, 2009, February 21, 2009 and August 1, 2009, 22% on February 1, 2010 and 18% on August 1, 2010. The discount rates were based on the estimated market required rate of return for investing in our company, or weighted average cost of capital, or WACC, which was derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

A discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 25% was used for the valuation of our ordinary shares on February 1, 2009, February 21, 2009, August 1, 2009 and February 1, 2010, and DLOM of 9% was used on August 1, 2010.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on the historical volatility of comparable listed companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of our ordinary shares was US$0.1048 per share on February 1, 2009, US$0.1056 per share on February 21, 2009 and US$0.1143 per share on August 1, 2009. This increase was primarily attributable to the organic growth of our business.

The fair value of our ordinary shares increased from US$0.1143 on August 1, 2009 to US$0.1849 on February 1, 2010. The increase was primarily attributable to the following factors:

•	The recovery of the global economy and overall economic growth in our principal geographic markets led to an increased market demand for our advertising services.

•

Our performance in 2009 and the first half of 2010 demonstrated our ability to deliver continuous growth in net revenues and improvement in results of operations. For example, our market share in terms of total user time spent viewing online videos in China increased from 36% in 2009 to 40% in the second quarter of 2010, according to iResearch. Our net revenues increased from RMB33.0 million in 2008 to RMB153.6 million in 2009.

•

As we have established a more solid financial and operating history over time, the reliability of our forecasted results has improved, and therefore the perceived risk of investing in our company is generally considered lower than in the early stages of the development of our business. Therefore, the estimated WACC, which reflects the perceived risks of and market participants’ expected rate of return for investing in our securities, declined gradually from 27% on August 1, 2009 to 22% on February 1, 2010.

The fair value of our ordinary shares increased from US$0.1849 on February 1, 2010 to US$0.3855 on August 1, 2010. The increase was primarily attributable to the following factors:

•

We commenced the preparation for this offering in the second quarter of 2010. The proximity of this offering increased the liquidity of our shares and hence lowered the DLOM from 25% on February 1, 2010 to 9% on August 1, 2010.

•

Our financial and operating performance continued to improve in the first half of 2010. The number of our international and domestic brand advertisers increased from 163 in the six months ended June 30, 2009 to 259 in the six months ended June 30, 2010. Our net revenues increased from RMB51.8 million to RMB119.8 million during the same periods. These improvements further reduced the uncertainty associated with achieving our financial forecasts and the perceived risks of investing in our securities. In view of the above, our estimated WACC also declined from 22% on February 1, 2010 to 18% on August 1, 2010.

•

As a result of the recovery of general economic conditions, many advertisers increased their advertising budgets in the second half of 2010, which had a positive impact on our business, results of operations and financial conditions.

•

In general, the global financial market recovered during 2010 and market sentiment towards China-based publicly-traded companies improved, which resulted in an overall appreciation in the market value of their shares. For instance, the NASDAQ China Index generally increased in 2010 and closed at 164.83 on February 1, 2010 and 183.93 on August 1, 2010. The market capitalization of selected publicly traded companies in China’s Internet sector on average increased by 25% during such period.

Our share-based compensation expense related to the options granted by us under the Plan amounted to RMB1.2 million in 2007, RMB3.7 million in 2008, RMB4.6 million in 2009 and RMB7.4 million (US$1.1 million) in the nine months ended September 30, 2010. The following table sets forth our share-based compensation charges as a part of our cost of revenues and operating expenses, based on the nature of the work the option holders were assigned to perform.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues	—	259	283	206	550	82
Product development	684	1,401	1,657	1,206	2,038	305
Sales and marketing	141	861	1,690	1,161	3,645	545
General and administrative	424	1,144	935	675	1,142	170

Total	1,249	3,665	4,565	3,248	7,375	1,102

Determining the value of our share-based compensation expenses requires the input of highly subjective assumptions, including the expected life of the share-based awards, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future.

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, we operate our website and provide online advertising services in China through 1Verge Information and Jiaheyi, each a PRC company wholly owned by Ms. Qiong Qin, the wife of our founder and chief executive officer, and Mr. Dele Liu, our director, chief financial officer and senior vice president, both of whom are PRC citizens. 1Verge Information is our website operator and Internet content provider and holds the primary qualifications required to conduct our online video and advertising operations. Our wholly-owned subsidiary 1Verge Internet has contractual arrangements with 1Verge Information, Jiaheyi and their respective shareholders, pursuant to which 1Verge Internet extended loans to the shareholders of 1Verge Information and Jiaheyi, who in turn applied the funds from those loans as the paid-in capital of 1Verge Information and Jiaheyi. 1Verge Internet provides technology consulting services to 1Verge Information and Jiaheyi, and has licensed certain trademarks and domain names to 1Verge Information. Despite the lack of technical majority ownership, a parent-subsidiary relationship exists between us and 1Verge Information and Jiaheyi, whereby the shareholders of the consolidated affiliated entities effectively assigned all of their voting rights underlying their equity interest in the consolidated affiliated entities to us. In addition, through the contractual arrangements, we demonstrate our ability and intention to exercise the ability to absorb substantially all the profits and the expected losses of the consolidated affiliated entities. Based on all the aforementioned contractual arrangements, we consolidate the affiliated entities as required by Accounting Standards Codification subtopic 810-10.

Impairment of Long-Lived Assets

We review long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparing their carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we recognize an impairment loss equal to the amount by which the carrying value of the asset exceeds its fair value.

Accounts Receivable

We consider many factors in assessing the collectability of our receivables due from our customers, such as the age of the amounts due and customers’ payment history and credit-worthiness. We record an allowance for doubtful accounts in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Income Taxes

We account for income taxes using the liability method. We determine deferred taxes based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that a portion, or all, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date of such change.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. Our business has grown rapidly since we launched Youku.com in December 2006. Our limited operating history makes it difficult to predict future operating results. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)
Net revenues(1)	1,778	33,022	153,626	99,784	234,623	35,068
Cost of revenues	(46,148)	(171,130)	(216,708)	(157,684)	(248,719)	(37,175)

Gross loss	(44,370)	(138,108)	(63,082)	(57,900)	(14,096)	(2,107)
Operating expenses:
Sales and marketing	(22,469)	(35,086)	(72,746)	(46,485)	(91,527)	(13,680)
Product development	(15,530)	(15,398)	(20,908)	(15,003)	(21,260)	(3,178)
General and administrative	(5,843)	(14,367)	(18,523)	(13,043)	(18,716)	(2,797)

Total operating expenses	(43,842)	(64,851)	(112,177)	(74,531)	(131,503)	(19,655)

Loss from operations	(88,212)	(202,959)	(175,259)	(132,431)	(145,599)	(21,762)
Interest income	1,013	5,384	2,054	1,840	1,068	160
Interest expense	—	(4,240)	(6,835)	(5,401)	(4,963)	(742)
Amortization of debt issuance costs	—	(2,380)	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	(2,422)	(264)	(2,313)	(357)	(17,532)	(2,620)
Others, net	(62)	(1)	67	48	65	10

Loss from operations before income taxes	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)
Income taxes	—	—	—	—	—	—

Net loss	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)

(1)	Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 7, as set forth below:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)

Commissions earned by third-party advertising agencies	—	6,379	37,866	22,761	53,888	8,054

Comparison of the Nine Months Ended September 30, 2010 and 2009

Net Revenues.    Our total net revenues increased significantly from RMB99.8 million in the nine months ended September 30, 2009 to RMB234.6 million (US$35.1 million) in the nine months ended September 30, 2010. This increase was primarily due to a substantial increase in our revenues from brand advertising sales, and, to a lesser extent, due to increases in our revenues from affiliate advertising programs and other sources, such as wireless subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB91.6 million in the nine months ended September 30, 2009 to RMB222.7 million (US$33.3 million) in the nine months ended September 30, 2010. This increase was mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by an increase in the number of advertisers from 230 in the nine months ended September 30, 2009 to 343 in the nine months ended September 30, 2010 and an increase in the average net revenues per advertiser from RMB398,107 to RMB649,245 (US$97,040) during these periods. The increase in net revenues also reflected the increase in our average list price. Our net revenues derived from affiliated advertising programs increased by 16.4% from RMB6.7 million in the nine months ended September 30, 2009 to RMB7.8 million (US$1.2 million) in the nine months ended September 30, 2010. This increase was primarily attributable to increases in user traffic on our website and number of visitors’ clicks on the advertisements placed on our website. Our net revenues derived from other sources increased significantly from RMB1.5 million in the nine months ended September 30, 2009 to RMB4.2 million (US$0.6 million) in the nine months ended September 30, 2010. This increase was primarily attributable to the sub-licensing fees we received from sub-licensing of licensed content to other video websites and our wireless subscription services.

Cost of Revenues.    Our cost of revenues increased by 57.7% from RMB157.7 million in the nine months ended September 30, 2009 to RMB248.7 million (US$37.2 million) in the nine months ended September 30, 2010. The increase in our cost of revenues was due to increases in bandwidth costs, depreciation of servers and other equipment, content costs and business tax and surcharges.

•

Bandwidth Costs.    Our bandwidth costs increased by 25.8% from RMB111.3 million in the nine months ended September 30, 2009 to RMB140.0 million (US$20.9 million) in the nine months ended September 30, 2010, resulting from increased bandwidth needs to support the growth of our user traffic. The number of our monthly unique visitors from homes and offices increased from approximately 144 million in September 2009 to approximately 203 million in September 2010, and the number of our monthly unique visitors from Internet cafes increased from approximately 51 million in September 2009 to approximately 61 million in August 2010. The increase in bandwidth costs was partially offset by an approximately 9% decrease of average bandwidth unit cost during this period.

•

Depreciation of Servers and Other Equipment.    Depreciation of our servers and other equipment increased by 18.4% from RMB24.5 million in the nine months ended September 30, 2009 to RMB29.0 million (US$4.3 million) in the nine months ended September 30, 2010, as we acquired more servers and other equipment to accommodate increased user traffic.

•

Content Costs.    Our content costs increased significantly from RMB11.3 million in the nine months ended September 30, 2009 to RMB56.5 million (US$8.4 million) in the nine months ended September 30, 2010. This was primarily due to a substantial increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies, since the second half of 2009. According to our internal records, the average license fee for television serial drama has increased in 2010 to date by more than 100% as compared to 2009, and the average license fee for movies has also increased in 2010 to date by more than 90% as compared to 2009. The increase in content costs was also attributable to the rapid expansion of our library collection by, among other things, licensing more popular and in-season professionally produced content. For example, we licensed from China Network Television all of the soccer games of the 2010 FIFA World Cup-related content in the first half of 2010.

•

Business Tax and Surcharges.    The business tax and surcharges we incurred increased significantly from RMB10.6 million in the nine months ended September 30, 2009 to RMB23.2 million (US$3.5 million) in the nine months ended September 30, 2010, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses.    Our operating expenses increased by 76.5% from RMB74.5 million in the nine months ended September 30, 2009 to RMB131.5 million (US$19.7 million) in the nine months ended September 30, 2010, primarily due to increases in sales and marketing expenses and product development expenses, which reflected the general growth of our business.

•

Sales and Marketing Expenses.    Our sales and marketing expenses increased by 96.8% from RMB46.5 million in the nine months ended September 30, 2009 to RMB91.5 million (US$13.7 million) in the nine months ended September 30, 2010. This increase was primarily due to higher salaries, benefits and commissions for our sales and marketing personnel, primarily resulting from increased commission expenses to our sales force in line with our revenue growth and increased headcount and, to a lesser extent, due to an increase in our marketing and promotional expenses and our brand building efforts.

•

Product Development Expenses.    Our product development expenses increased by 42.0% from RMB15.0 million in the nine months ended September 30, 2009 to RMB21.3 million (US$3.2 million) in the nine months ended September 30, 2010, primarily due to an increase in salaries and benefits for product development personnel primarily resulting from the headcount increase.

•

General and Administrative Expenses.    Our general and administrative expenses increased by 43.8% from RMB13.0 million in the nine months ended September 30, 2009 to RMB18.7 million (US$2.8 million) in the nine months ended September 30, 2010, primarily due to an increase in salaries and benefits for our general and administrative personnel primarily resulting from headcount increase.

Interest Income.    Our interest income decreased from RMB1.8 million in the nine months ended September 30, 2009 to RMB1.1 million (US$0.2 million) in the nine months ended September 30, 2010 primarily due to a decrease in average balance of our bank deposits.

Interest Expense.    Our interest expense decreased from RMB5.4 million in the nine months ended September 30, 2009 to RMB5.0 million (US$0.7 million) in the nine months ended September 30, 2010, primarily due to the repayment of our long term debt obligation under an equipment loan and security agreement and a supplemental agreement, or the Loan Agreements, which we entered into with third-party lenders on April 23, 2008.

Change in Fair Value of Derivative Financial Liabilities and Warrant Liability.    Our losses incurred in change of fair value of derivative financial liabilities and warrant liability increased from RMB0.4 million in the nine months ended September 30, 2009 to RMB17.5 million (US$2.6 million) in the nine months ended September 30, 2010 due to the change in fair market value of the warrants issued for each draw-down of the loan under the Loan Agreements.

Taxation.    Since we had an operating loss before tax in the nine months ended September 30,2009 and the nine months ended September 30, 2010, we had nil income taxes in these periods.

Net Loss.    As a result of the foregoing, our net loss increased from RMB136.3 million in the nine months ended September 30, 2009 to RMB167.0 million (US$25.0 million) in the nine months ended September 30, 2010.

Comparison of the Years Ended December 31, 2009 and 2008

Net Revenues.    Our total net revenues increased significantly from RMB33.0 million in 2008 to RMB153.6 million in 2009. This increase was primarily due to a substantial increase in our revenues from brand advertising sales, and, to a lesser extent, due to an increase in our revenues from affiliate advertising programs. Our brand advertising revenues increased significantly from RMB29.4 million in 2008 to RMB140.7 million in 2009, mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by an increase in the number of advertisers from 141 in 2008 to 303 in 2009 and an increase in the average net revenues per advertiser from RMB208,340 to RMB464,409. The increase in net revenues also reflected the increase in our average list price. Our net revenues derived from affiliated advertising programs increased significantly from RMB3.6 million in 2008 to RMB9.7 million in 2009, primarily attributable to increases in user traffic on our website and the number of visitors’ clicks on the advertisements placed on our website.

Cost of Revenues.    Our cost of revenues increased by 26.7% from RMB171.1 million in 2008 to RMB216.7 million in 2009. The increase in our cost of revenues was due to increases in bandwidth costs, depreciation of servers and other equipment, content costs and business tax and surcharges.

•

Bandwidth Costs.    Our bandwidth costs increased by 13.3% from RMB131.9 million in 2008 to RMB149.5 million in 2009, resulting from increased bandwidth needs to support the growth of our user traffic. The number of our monthly unique visitors from homes and offices increased from approximately 82 million in December 2008 to approximately 154 million in December 2009, and the number of our monthly unique visitors from Internet cafes increased from approximately 36 million in December 2008 to approximately 59 million in December 2009. The increase in bandwidth costs was partially offset by a decrease of average bandwidth unit cost of approximately 4% during this period and our efforts to enhance the efficiency of the bandwidth usage during the 2009 economic recession.

•

Depreciation of Servers and Other Equipment.    Depreciation of our servers and other equipment increased by 32.7% from RMB25.4 million in 2008 to RMB33.7 million in 2009, as we acquired more servers and other equipment to accommodate increased user traffic.

•

Content Costs.    Our content costs increased by 64.1% from RMB10.3 million in 2008 to RMB16.9 million in 2009, primarily because we licensed and produced more content to expand our library collection and enhance user experience. This increase was also attributable to an increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies since the second half of 2009. According to our internal records, the average license fee for television serial drama has increased in 2009 by more than 200% as compared to 2008.

•

Business Tax and Surcharges.    The business tax and surcharges we incurred increased significantly from RMB3.5 million in 2008 to RMB16.6 million in 2009, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses.    Our operating expenses increased by 72.9% from RMB64.9 million in 2008 to RMB112.2 million in 2009, primarily due to increases in sales and marketing expenses and product development expenses, which reflected the general growth of our business.

•

Sales and Marketing Expenses.    Our sales and marketing expenses increased by 107.1% from RMB35.1 million in 2008 to RMB72.7 million in 2009. This increase was primarily due to higher salaries, benefits and commissions for our sales and marketing personnel, primarily resulting from increased headcount and, to a lesser extent, due to an increase in our marketing and promotional expenses and our enhanced brand building efforts.

•

Product Development Expenses.    Our product development expenses increased by 35.7% from RMB15.4 million in 2008 to RMB20.9 million in 2009, primarily due to an increase in salaries and benefits for product development personnel primarily resulting from the increased headcount.

•

General and Administrative Expenses.    Our general and administrative expenses increased by 28.5% from RMB14.4 million in 2008 to RMB18.5 million in 2009, primarily due to an increase in salaries and benefits for our general and administrative personnel primarily resulting from headcount increase.

Interest Income.    Our interest income decreased from RMB5.4 million in 2008 to RMB2.1 million in 2009 primarily due to a decrease in average balance of bank deposits and, to a lesser extent, due to a decrease of interest rate from 2008 to 2009.

Interest Expense.    Our interest expense increased from RMB4.2 million in 2008 to RMB6.8 million in 2009, primarily due to an increase in interest on borrowings under the Loan Agreements.

Change in Fair Value of Derivative Financial Liabilities and Warrant Liability.    Our losses incurred in change of fair value of derivative financial liabilities and warrant liability increased from RMB0.3 million in 2008 to RMB2.3 million in 2009 due to the change in fair market value of the warrants issued for each draw-down of the loan under the Loan Agreements.

Taxation.    Since we had an operating loss before tax in 2008 and 2009, we had nil income taxes in these years.

Net Loss.    As a result of the foregoing, our net loss decreased from RMB204.5 million in 2008 to RMB182.3 million in 2009.

Comparison of the Years Ended December 31, 2008 and 2007

Net Revenues.    Our total net revenues increased significantly from RMB1.8 million in 2007 to RMB33.0 million in 2008. This increase was primarily due to a substantial increase in our net revenues from our brand advertising sales, and, to a lesser extent, due to an increase in our net revenues from affiliate advertising programs. Our brand advertising revenues increased significantly from RMB1.2 million in 2007 to RMB29.4 million in 2008, mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by an increase in the number of advertisers from 7 to 141 and an increase in the average net revenues per advertiser from RMB165,714 to RMB208,340. Our net revenues derived from affiliate advertising programs increased significantly from RMB0.6 million in 2007 to RMB3.6 million in 2008, primarily attributable to increases user traffic on our website and the number of visitors’ clicks on the advertisements placed on our website.

Cost of Revenues.    Our cost of revenues increased significant from RMB46.1 million in 2007 to RMB171.1 million in 2008. This increase was primarily due to our substantial investments on bandwidth, servers and other equipment and our content library at the early stage of our operations.

•

Bandwidth Costs.    Our bandwidth costs increased significantly from RMB35.7 million in 2007 to RMB131.9 million in 2008, resulting from increased needs to support the rapid growth of our user traffic and the expansion of our market share at the early stage of our business. The number of our monthly unique visitors from homes and offices increased from approximately 50 million in December 2007 to approximately 82 million in December 2008. The increase in bandwidth costs was partially offset by an approximately 3% decrease of average bandwidth unit cost during this period.

•

Depreciation of Servers and Other Equipment.    Depreciation of our servers and other equipment increased significantly from RMB7.2 million in 2007 to RMB25.4 million in 2008, as we acquired servers and other equipment to accommodate increased user traffic.

•

Content Costs.    Our content costs increased significantly from RMB3.1 million in 2007 to RMB10.3 million in 2008, primarily because we licensed more content in an effort to build a large and comprehensive video content library.

•

Business Tax and Surcharges.    The business tax and surcharges we incurred increased significantly from RMB0.2 million in 2007 to RMB3.5 million in 2008, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses.    Our operating expenses increased by 48.2% from RMB43.8 million in 2007 to RMB64.9 million in 2008, primarily due to increases in sales and marketing expenses and general and administrative expenses, which reflected the general growth of our business.

•

Sales and Marketing Expenses.    Our sales and marketing expenses increased by 56.0% from RMB22.5 million in 2007 to RMB35.1 million in 2008. This increase was due in large part to higher salaries, benefits and commissions for our sales and marketing personnel primarily resulting from increased headcount, partially offset by a decrease in marketing and promotional expenses as we stopped advertising through other Internet companies in 2008.

•

Product Development Expenses.    Our product development expenses decreased by 0.6% from RMB15.5 million in 2007 to RMB15.4 million in 2008, primarily due to the fact that we booked our bandwidth, equipment depreciation and content expenses as product development expenses during the period from January 2007 to April 2007 as we did not record any revenues during this period.

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General and Administrative Expenses.    Our general and administrative expenses increased by 148.3% from RMB5.8 million in 2007 to RMB14.4 million in 2008, primarily due to an increase in professional service fees and an increase in salaries and benefits for our general and administrative personnel primarily resulting from increased headcount.

Interest Income.    Our interest income increased significantly from RMB1.0 million in 2007 to RMB5.4 million in 2008 primarily due to an increase in average balance of bank deposits in 2008.

Interest Expense.    We incurred interest expense of RMB4.2 million in 2008, due to the interest under an equipment loan and security agreement entered into by us and third-party lenders on April 23, 2008. We had nil similar costs in 2007.

Amortization of Debt Issuance Costs.    We incurred a one-off amortization of debt issuance costs of RMB2.4 million in 2008, due to the costs we incurred in connection with the issuance of long-term debt under the Loan Agreements, primarily reflecting the fair value of warrants issued to the third-party lenders as considerations for entering into the Loan Agreements.

Change in Fair Value of Derivative Financial Liabilities and Warrant Liability.    Our losses incurred in change of fair value of derivative financial liabilities of RMB2.4 million in 2007 decreased to a loss of RMB0.3 million due to change in fair market value of the contingent purchase right issued to the investors of Series B convertible redeemable preferred shares.

Taxation.    Since we had a net loss before tax in 2007 and 2008, we had nil income taxes in these years.

Net Loss.    As a result of the foregoing, we recorded an operating loss of RMB204.5 million in 2008, as compared to RMB89.7 million in 2007.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for each of the nine quarters in the period from July 1, 2008 to September 30, 2010. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

	Three Months Ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	11,919	13,394	18,148	33,672	47,964	53,842	48,613	71,203	114,807
Cost of revenues	(50,521)	(53,400)	(50,129)	(52,597)	(54,958)	(59,024)	(66,927)	(82,738)	(99,054)

Gross profit (loss)	(38,602)	(40,006)	(31,981)	(18,925)	(6,994)	(5,182)	(18,314)	(11,535)	15,753
Operating expenses
Product development	(4,135)	(4,399)	(4,508)	(4,925)	(5,570)	(5,905)	(5,734)	(6,702)	(8,824)
Sales and marketing	(8,724)	(12,045)	(11,247)	(15,415)	(19,823)	(26,261)	(20,202)	(32,786)	(38,539)
General and administrative	(3,829)	(4,350)	(2,928)	(4,340)	(5,775)	(5,480)	(5,096)	(6,378)	(7,242)

Total operating expenses	(16,688)	(20,794)	(18,683)	(24,680)	(31,168)	(37,646)	(31,032)	(45,866)	(54,605)
Loss from operations	(55,290)	(60,800)	(50,664)	(43,605)	(38,162)	(42,828)	(49,346)	(57,401)	(38,852)

Interest income	1,872	1,872	693	685	462	214	219	584	265
Interest expenses	(1,519)	(1,898)	(1,960)	(1,813)	(1,628)	(1,434)	(1,403)	(1,043)	(2,517)
Amortization of debt issuance costs	(869)	(869)	—	—	—	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	44	397	(240)	(50)	(67)	(1,956)	(748)	(4,808)	(11,976)
Others, net	1	(68)	(25)	69	4	19	77	30	(42)

Loss before income taxes	(55,761)	(61,366)	(52,196)	(44,714)	(39,391)	(45,985)	(51,201)	(62,638)	(53,122)

Income taxes	—	—	—	—	—	—	—	—	—

Net loss	(55,761)	(61,366)	(52,196)	(44,714)	(39,391)	(45,985)	(51,201)	(62,638)	(53,122)

The growth of our quarterly net revenues was primarily driven by the continual increases in net revenues derived from brand advertising sales in the nine quarters in the period from July 1, 2008 to September 30, 2010. Such increases were mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by an increase in the number of advertisers and an increase in the average net revenues per advertiser during these periods. The increases in net revenues also reflected the increases in our average list price. Our net revenues have generally increased at a higher rate than our cost of revenues and operating expenses during these periods, as we have been able to achieve greater economies of scale and grow our net revenues through enhanced marketing and promotional activities. We recorded gross profit for the first time in the third quarter of 2010.

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our business. We generally generate less revenues from brand advertising sales during national holidays in China, in particular during the Chinese New Year holidays in the first quarter of each year. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that the seasonal fluctuations and cyclicality to cause our quarterly and annual operating results to fluctuate. See “Risk Factors—Risks Related to Our Business and Industry—Our quarterly revenues and operating results may fluctuate, which make our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.”

Additional Non-GAAP Financial Measure—Adjusted EBITDA

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP and in addition to the previously mentioned non-GAAP financial measures of adjusted revenues and adjusted net loss, we also use Adjusted EBITDA as an additional non-GAAP financial measure. Our Adjusted EBITDA represents net income or loss before income taxes, interest expenses, interest income, depreciation and amortization, further adjusted for change in fair value of derivative financial liabilities and warrant liability, share-based compensation expense and other non-operating items. We present Adjusted EBITDA because it is used by our management to evaluate our operating performance. We also believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The following tables reconciles our Adjusted EBITDA in 2007, 2008, 2009 and the nine months ended September 30, 2009 and 2010, as well as the nine quarters in the period from July 1, 2008 to September 30, 2010 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net loss:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(89,683)	(204,460)	(182,286)	(136,301)	(166,961)	(24,954)
Add (deduct):
Income taxes	—	—	—	—	—	—
Interest expense	—	4,240	6,835	5,401	4,963	742
Interest income	(1,013)	(5,384)	(2,054)	(1,840)	(1,068)	(160)
Depreciation	8,726	26,923	36,207	26,335	32,283	4,825
Amortization of intangible assets	—	1,450	4,581	2,383	31,935	4,773
Share-based compensation	1,249	3,665	4,565	3,248	7,375	1,102
Amortization of debt issuance costs	—	2,380	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	2,422	264	2,313	357	17,532	2,620
Others, net	62	1	(67)	(48)	(65)	(10)

Adjusted EBITDA	(78,237)	(170,921)	(129,906)	(100,465)	(74,006)	(11,062)

	Three Months Ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net loss	(55,761)	(61,366)	(52,196)	(44,714)	(39,391)	(45,985)	(51,201)	(62,638)	(53,122)
Add (deduct):
Income taxes	—	—	—	—	—	—	—	—	—
Interest expense	1,519	1,898	1,960	1,813	1,628	1,434	1,403	1,043	2,517
Interest income	(1,872)	(1,872)	(693)	(685)	(462)	(214)	(219)	(584)	(265)
Depreciation	7,545	7,900	8,271	8,746	9,318	9,872	10,508	11,034	10,741
Amortization of intangible assets	360	725	644	686	1,053	2,198	3,571	10,229	18,135
Share-based compensation	1,044	961	994	1,029	1,225	1,317	1,864	2,095	3,416
Amortization of debt issuance costs	869	869	—	—	—	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	(44)	(397)	240	50	67	1,956	748	4,808	11,976
Others, net	(1)	68	25	(69)	(4)	(19)	(77)	(30)	42

Adjusted EBITDA	(46,341)	(51,214)	(40,755)	(33,144)	(26,566)	(29,441)	(33,403)	(34,043)	(6,560)

The use of Adjusted EBITDA has certain limitations because its does not reflect all items of income and expense that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation expense, amortization, income taxes, interest expenses and interest income as well as change in fair value of derivative financial liabilities and warrant liability, share-based compensation expenses and other non-operating items have been and may continue to be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by reconciling this non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. The term Adjusted EBITDA is not defined under U.S. GAAP, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with

U.S. GAAP. When assessing our operating and financial performance, you should not consider such data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. Further, Adjusted EBITDA may differ from the non-GAAP information used by other companies, including peer companies, and therefore comparability may be limited. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through private placements of preferred shares to investors. As of September 30, 2010, we had RMB440.6 million (US$65.8 million) in cash and cash equivalents. On April 23, 2008, we entered into an equipment loan and security agreement and a supplemental agreement with independent third parties. Under these agreements, the lenders agreed to make term loans to us in an aggregate principal amount of up to US$10 million from time to time from April 23, 2008 to the earlier of the date the lenders may terminate these agreements in the event of default and December 31, 2008. We may only use the loan to purchase certain equipment. As of September 30, 2010, we had RMB47.3 million (US$7.1 million) outstanding debt under these agreements. The principal amount of the loans made under these agreements is to be repaid over a period of 36 months, and the interest is charged at a fixed rate of 12% per annum. We have pledged our equity interest in 1Verge Internet to the lenders for our obligations and liabilities under these agreements. On July 13, 2010, we entered into a working capital loan agreement with third-party lenders for a commitment of up to US$10 million. The principal for the borrowings made under this agreement is to be repaid over a period of 36 months and the interest is charged at a fixed rate of 12% per annum. We borrowed US$5 million under this agreement on July 14, 2010. The termination date of the remaining US$5 million commitment under this agreement is October 31, 2010. In addition, on September 20, 2010, we closed a private placement of our Series F preferred shares to a group of investors for US$50 million, which demonstrated our ability to obtain additional financing. We believe that our cash, the anticipated cash flow from operations, the net proceeds we expect to receive from this offering and the borrowings from our loan agreements will be sufficient to meet our anticipated cash needs for the next two to three years, after which period we expect to generate positive cash flow from operations. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

Although we consolidate the results of 1Verge Information and Jiaheyi, our access to cash balances or future earnings of 1Verge Information and Jiaheyi is only through our contractual arrangements with them. See “Corporate Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(79,902)	(170,603)	(135,818)	(98,536)	(116,647)	(17,434)
Net cash (used in) provided by investing activities	(42,880)	(153,085)	88,367	70,660	(92,807)	(13,872)
Net cash provided by (used in) financing activities	241,348	255,890	260,191	(7,238)	348,670	52,114
Effect of foreign exchange rate changes on cash and cash equivalents	(1,741)	(1,042)	(47)	(17)	(270)	(40)

Net increase (decrease) in cash and cash equivalents	116,825	(68,840)	212,693	(35,131)	138,946	20,768
Cash and cash equivalents at the beginning of the year	40,930	157,755	88,915	88,915	301,608	45,080

Cash and cash equivalents at the end of the year	157,755	88,915	301,608	53,784	440,554	65,848

Operating Activities

Net cash used in operating activities consisted primarily of our net loss mitigated by non-cash adjustments, such as depreciation of servers and other equipment, and adjusted by changes in assets and liabilities, such as accounts receivable and accrued expenses and other liabilities. The fluctuations of net cash used in operating activities largely correspond to the changes in net loss. The increases in our accounts receivable were primarily due to the growth of our business.

Net cash used in operating activities amounted to RMB116.6 million (US$17.4 million) in the nine months ended September 30, 2010, primarily attributable to net loss of RMB167.0 million (US$25.0 million) and an increase of RMB95.6 million (US$14.3 million) in accounts receivable, partially offset by an increase of RMB60.1 million (US$9.0 million) in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as depreciation of RMB32.3 million (US$4.8 million), amortization of intangible assets of RMB31.9 million (US$4.8 million), and change in fair value of derivative financial liabilities and warrant liability of RMB17.5 million (US$2.6 million).

Net cash used in operating activities amounted to RMB135.8 million in 2009, primarily attributable to net loss of RMB182.3 million and an increase of RMB54.1 million in accounts receivable, partially offset by an increase of RMB58.1 million in accrued expenses and other liabilities and an add-back of certain non-cash expenses such as depreciation of RMB36.2 million.

Net cash used in operating activities amounted to RMB170.6 million in 2008, primarily attributable to net loss of RMB204.5 million and an increase of RMB21.1 million in accounts receivable, partially offset by an add-back of certain non-cash expenses such as depreciation of RMB26.9 million and an increase of RMB20.9 million in accrued expenses and other liabilities.

Net cash used in operating activities amounted to RMB79.9 million in 2007, primarily attributable to net loss of RMB89.7 million and a decrease of RMB8.9 million in accounts payable, partially offset by an add-back of certain non-cash expenses such as depreciation of RMB8.7 million and an increase of RMB10.5 million in accrued expenses and other liabilities.

Investing Activities

Net cash used in or provided by investing activities largely reflects our capital expenditures, which consist of purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, as well as short-term investments we made.

Net cash used in investing activities amounted to RMB92.8 million (US$13.9 million) in the nine months ended September 30, 2010, primarily attributable to acquisition of intangible assets in the amount of RMB62.5 million (US$9.3 million), purchases of property and equipment in the amount of RMB28.6 million (US$4.3 million).

Net cash provided by investing activities amounted to RMB88.4 million in 2009, primarily attributable to the proceeds from short-term deposits we made in 2008 in the aggregate amount of RMB114.0 million, partially offset by purchases of property and equipment in the amount of RMB25.6 million.

Net cash used in investing activities amounted to RMB153.1 million in 2008, primarily attributable to investments in short-term deposits totaling RMB114.0 million, purchases of property and equipment in the amount of RMB49.1 million and maturity of short-term deposits totaling RMB10.0 million.

Net cash used in investing activities amounted to RMB42.9 million in 2007, primarily attributable to purchases of property and equipment in the amount of RMB32.9 million and investment in short-term deposits totaling RMB10.0 million.

Financing Activities

Net cash used in financing activities amounted to RMB348.7 million (US$52.1 million) in the nine months ended September 30, 2010, primarily attributable to proceeds from our issuance of Series F preferred shares in the amount of 335.0 million (US$50.1 million) and drawdown of long-term debt in the amount of 33.9 million (US$5.1 million), partially offset by principal repayment of long-term debt in the amount of RMB19.0 million (US$2.8 million).

Net cash provided by financing activities amounted to RMB260.2 million in 2009, primarily attributable to the RMB273.4 million proceeds from the issuance of our Series E convertible redeemable preferred shares, partially offset by a RMB21.5 million principal repayments for our long-term debt obligation.

Net cash provided by financing activities amounted to RMB255.9 million in 2008, primarily attributable to the RMB206.0 million proceeds from the issuance of our Series D convertible redeemable preferred shares and drawdown of long-term debt in the amount of RMB59.0 million.

Net cash provided by financing activities amounted to RMB241.3 million in 2007, primarily attributable to the RMB185.1 million and RMB57.3 million proceeds from the issuances of our Series C and Series B convertible redeemable preferred shares, respectively.

Capital Expenditures

We made capital expenditures of RMB32.9 million, RMB49.1 million and RMB25.6 million in 2007, 2008 and 2009, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. Our capital expenditures for 2010 are estimated to be approximately RMB60 million (US$9.0 million), of which we had spent approximately RMB34.7 million (US$5.2 million) as of September 30, 2010. Our primary planned capital expenditures for the rest of 2010 are purchase of servers and other equipment. Our capital expenditures may increase in the near term as our business continues to grow and as we expand and improve our CDN infrastructure. We also expect to incur additional costs in connection with our becoming a public company, including costs to prepare for our first Section 404 compliance testing and additional compliance costs associated with being a public company. We are not able to estimate with reasonable certainty these additional expenses but expect the additional costs not to exceed US$2 million in each of the next two years.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payment Due by Period
	Total		Less than 1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Office rental	18,706	2,740	7,984	10,722	—	—
Bandwidth rental	120,866	17,707	103,098	17,768	—	—
Long-term debt	38,654	5,664	24,209	14,445	—	—

Total	178,226	26,111	135,291	42,935	—	—

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, at its discretion, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Our PRC subsidiaries have not paid our offshore entities any dividends nor have set aside any money to fund certain statutory reserve funds or staff welfare and bonus funds as they have not been profitable. Our PRC subsidiaries will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of September 30, 2010, our PRC subsidiaries had accumulated deficits of approximately RMB109 million (US$16.3 million) in accordance with PRC accounting standards and regulations.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and (0.7)% in 2007, 2008 and 2009, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the Renminbi against the U.S. dollar, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in a decrease of RMB             million (US$             million) of the net proceeds from this offering. Conversely, a 10% depreciation of the Renminbi against the U.S. dollar, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in an increase of RMB             million (US$             million) of the net proceeds from this offering.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or the FASB, issued an Accounting Standard Update, which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of “qualified special purpose entity.” The Update replaces the basis for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying, among other things, the enterprise’s ability to direct the activities of the entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. The Update requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about the enterprise’s involvement in the variable interest entity. The Update is effective for interim and annual reporting periods beginning after November 30, 2009. We are currently evaluating the impact, if any, of adopting this Update on our consolidated financial statements.

In June 2009, the FASB issued an Accounting Standard Codification 810, or ASC 810. ASC 810 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. ASC 810 is effective for annual reporting periods beginning after November 15, 2009. The adoption of ASC 810 did not have a material impact on our condensed consolidated financial statements.

In October 2009, the FASB issued an Accounting Standard Update on revenue recognition relating to multiple deliverable revenue arrangements. The Update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement considerations should be allocated among the separate units of accounting. This Update is effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. Early adoption is permitted. We are currently evaluating the impact, if any, of adopting this Update on our consolidated financial statements.

In December 2009, the FASB issued an Accounting Standard Update, which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. This Update requires a reporting entity to provide additional disclosure about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This Update is effective for fiscal years beginning after November 15, 2009. Early adoption is not permitted. We do not expect the adoption of this Update will have a significant effect on our consolidated financial statements.

In January 2010, the FASB issued an Accounting Standard Update improving disclosures about fair value measurements to require a number of additional disclosures regarding (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation and input techniques used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers among Levels 1, 2 and 3. The requirements for new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We do not expect the adoption of this Update will have a significant effect on our consolidated financial statements.

In February 2010, the FASB issued an Accounting Standard Update eliminating inconsistencies and outdated provisions and provided the needed clarifications to various topics within Accounting Standard Codification topic 815. The amendments are effective for the first period beginning after February 2, 2010, except for certain amendments. The amendments to the guidance on accounting for income taxes in reorganizations should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. For the reorganizations reflected in interim financial statements issued before the effectiveness of the amendments in this Update, retrospective application is required. The clarifications of the guidance on the embedded derivatives and hedging are effective for fiscal years beginning after December 15, 2009, and should be applied to existing contracts containing embedded derivative features at the date of adoption. We are currently evaluating the impact, if any, of adopting this Update on our consolidated financial statements.

In February 2010, the FASB issued an Accounting Standard Update addressing both the interaction of the requirements of Accounting Standard Codification topic 855 with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events. All of the amendments in this Update are effective upon issuance, except for the use of the issued date for conduit debt obligors, which will be effective for annual or interim reporting periods after June 15, 2010. We do not expect the adoption of this Update will have a significant effect on our consolidated financial statements.

In April 2010, the FASB issued an Accounting Standard Update addressing the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity security trades. The amendments in this Update will be effective for fiscal years and interim reporting periods beginning on or after December 15, 2010. Early application is permitted. We do not expect the adoption of this Update will have a significant effect on our consolidated financial statements.

INDUSTRY

This section contains certain market data and information prepared by third parties, some of which base their study of China’s advertising market on market data compiled by other sources. This market data and information may not necessarily be prepared and compiled on an a consistent basis.

Overview

The video media market encompasses the production, distribution and consumption of content from movies to television programs to short form, semi-professional and amateur videos. In the United States, this content is typically monetized through (i) advertising, as is the case with broadcast television; (ii) subscription fees, as is the case with cable television or movie subscription services such as Netflix; or (iii) pay-per-view fees, as is the case with theatrical releases of movies or access to televised live events such as concerts.

The video media market in China has developed in a very distinct manner from those in the United States and Western Europe. It is mainly due to the fact that nearly all forms of traditional media are either directly owned and operated, or controlled through strict regulations, by various levels of government. The resulting domestic ecosystem is highly fragmented both in terms of production and distribution.

The video media market in China is undergoing substantial changes. This is partially due to macro trends affecting the global video media market, such as the migration of consumers online, the digitization of both new and existing content, and more convenient access to that content through increasingly faster fixed and mobile broadband connections. The combined effect of these trends is that the Internet has emerged as a viable video distribution channel. In China, such changes are magnified by the country’s rapid economic growth, the expansion of the advertising industry, significantly increased consumer spending, and the fragmentation of the legacy production and distribution ecosystems for video content. This has created opportunities for web properties in China with differentiated, desirable video content to aggregate large, nationwide audiences while delivering personalized content whenever and wherever users want. With disposable income growing quickly in China, these aggregated audiences have become more attractive to advertisers as well as more capable of paying for content.

China’s Internet television market is early in its development and is evolving rapidly as an increasing number of users search, view and share video content online. For the purposes of this prospectus, Internet television is generally synonymous with online video and refers to consumers’ accessing any type of video content via any Internet-enabled device. The strong consumer reaction to, and the emerging advertiser reception of, Internet television in China represents an increasing convergence of the large and fast-growing Internet market and the large, diverse and highly fragmented video media market.

Internet Market in China

China is the world’s largest Internet market in terms of the number of both overall and broadband users. As of June 30, 2010, China had 420 million Internet users, of which 87% were broadband users, according to China’s Internet Network Information Center, or CNNIC. The number of Internet users grew rapidly in China from 23 million in 2000 to 384 million in 2009, representing a CAGR of 37%, according to CNNIC. During the same period, the Internet penetration rate in China increased from 2% to 29%. However, Internet penetration in China is still low compared to developed countries such as the United States. According to Gartner, Inc., an information technology research and advisory company, the Internet penetration rate in the United States was 75% as of year-end 2009.

With broadband infrastructure being built out at a rapid pace and the Chinese population’s disposable income rising quickly, significantly more households are expected to become broadband enabled in the coming years, which should further facilitate people accessing, and spending more time watching, Internet television. According to Euromonitor, China had 389 million households in 2009, of which, according to the MIIT, only 103 million had a broadband subscription.

China also has the world’s largest number of mobile subscribers, who are increasingly using their mobile devices to access the Internet as they upgrade their handsets to smart phones and adopt new wireless Internet-enabled devices. As of June 30, 2010, China had 805 million mobile subscribers, according to the MIIT. The number of mobile subscribers in China increased rapidly from 85 million in 2000 to 747 million in 2009, representing a CAGR of 27%, according to the MIIT. During the same period, mobile penetration in China increased from 7% to 56%. The number of users accessing the Internet via mobile phones also grew rapidly from 17 million in 2006 to 233 million in 2009, representing a CAGR of 140%, and reaching 277 million as of June 30, 2010, according to CNNIC. However, since China only started to grant 3G licenses in January 2009 and 3G service rollouts only started later that year, penetration of 3G users in China is still low at 3% as of June 30, 2010, according to MIIT, which significantly lags behind the 3G penetration rate of 37% in the United States, according to Screen Digest, a third-party media research company.

The continuing development of infrastructure to support the Internet and mobile device connectivity, increasing affordability of Internet access and declining hardware prices should continue to drive increasing Internet usage in China. In addition, Chinese citizens’ rising disposable income and the Chinese government’s general support of technological advancement should spur the continued proliferation of new delivery platforms for video content.

Video Media Market in China

Television is the primary consumption channel for video media in China. 98% of all Chinese households have access to television, the majority through basic cable television connections. 85% of urban households and 78% of rural households are cable television subscribers.

Under-Developed Media Incumbents.    Within China’s highly regulated video media market, the central or local governments control nearly all broadcasters and cable operators, and a majority of cinema exhibitors. The largest nationwide broadcaster, China Central Television, or CCTV, is state-owned and broadcasts 15 channels. There are also 31 provincial level satellite channels, each with nationwide reach, and approximately 300 local television stations broadcasting over 2,000 local channels in aggregate. The signals for all of these broadcast channels are typically delivered through cable television infrastructure rather than received over the air. Despite the nationwide reach of basic cable television, there are no multiple system operators. This is due to strict government regulations regarding ownership and licenses. Additionally, the cost of any consolidation and ensuing network upgrades would be prohibitively high. As a result, local governments at the county or city level operate their own cable systems. Cable television operators primarily serve as providers of infrastructure rather than as aggregators of proprietary content. Currently, over 300 cable operators charge a basic maintenance fee of RMB18 (US$3) per month for access to all nationwide satellite channels and local channels. Other than in a small number of cities, premium channel offerings are rare. There were approximately 130 domestically produced movies released in theaters in China in 2009, and the number of international produced movies that can be imported into China on a revenue sharing basis is limited to 20 per year according to relevant government regulation.

Fragmented Content Production.    China’s content production market, partly as a consequence of the distribution market dynamics, is also highly fragmented. Historically, most television programs were produced by state-owned broadcasters for their own use. As broadcasters began to license content from third-party producers, each broadcaster developed its own content procurement process. Producers of video content emerged over time to meet the needs of the fragmented broadcasting landscape. Today, there are more than 2,000 television and movie production companies in China, and the figure is expected to increase. Additionally, since content syndication is uncommon in China, each content producer typically deals directly with prospective distributors. Given the imbalance in the number of content producers relative to the number of traditional distribution channels, content producers compete intensely for television airtime or movie release slots. A majority of the video content produced in China each year is never distributed through the traditional channels. For example, out of approximately 12,000 television episodes produced each year, fewer than half are ultimately broadcast. Similarly, fewer than one-third of the approximately 450 movies produced in 2009 were released in theaters.

Emergence of New Delivery Platforms.    The mass adoption of the Internet, increased broadband penetration, the rollout of 3G mobile networks, and the digitization of content have facilitated video content consumption via devices other than traditional televisions or movie screens. Video content consumption via the Internet has taken longer to develop than other forms of media content consumption due to the large size of video files, greater bandwidth requirements, and more complex end-user devices. However, we believe video content consumption via Internet-enabled delivery platforms is now on the verge of mainstream adoption, with 316 million monthly unique users of online video services in China in April 2010, according to iResearch. Examples of such new delivery platforms include PCs, wireless Internet-enabled devices such as smart phones and tablet PCs, and wired Internet-enabled devices such as Internet-enabled televisions. These new delivery devices enable a nationwide audience to access and enjoy highly personalized video content at any time and location.

Advertising Market in China

China had the third largest advertising market in the world in 2009, with a market size of approximately US$39 billion according to GroupM, a third-party media market analysis company, or approximately 0.8% of China’s GDP. However, China’s advertising market remains small on both an absolute dollar basis and as a percentage of GDP relative to that of the United States. The advertising market in the United States was approximately US$147 billion in 2009, according to GroupM, or approximately 1.1% of the United States’ GDP. Given China’s projected overall economic growth as well as the relative under-representation of advertising spend as a percentage of GDP, the growth in China’s overall advertising market is expected to significantly outpace that of more developed countries, with a CAGR of 13.4% forecast from 2009 to 2011, according to GroupM.

Television advertising is the most prevalent form of advertising in China, representing approximately US$24.3 billion, or 63% of the total advertising market in 2009, according to GroupM. As a trusted platform for advertisers to reliably reach large portions of the population alongside content perceived to be “safe,” television has been able to maintain its share of the advertising market in China over the last decade even as new alternatives have emerged. China’s television advertising market grew at a CAGR of 26.3% from 2000 to 2009, which significantly exceeded the U.S. market’s CAGR of only 1.8% in the same period.

We believe the reason that television advertising in China has grown so quickly is related to where the country is in its industrialization ramp. China’s fast growing economy has given a significant portion of the population meaningful disposable income, and advertisers are willing to invest substantially to establish brand recognition. We believe this branding economy will persist for the foreseeable future given the projected continued growth of China’s middle class and the country’s relatively short branding history.

Despite the growth of the television advertising market over the last decade, urban Chinese consumers are increasingly obtaining their media content via the Internet. According to market research conducted by CSM Media Research, a media audience measurement research firm, daily time spent watching television in China for people in the range of 25 to 34 years old declined from 150 minutes in 2005 to 136 minutes in 2009, or by 9%. The 15 to 24 year old demographic showed a similar trend, with time spent watching television declining from 141 minutes in 2005 to 123 minutes in 2009, or by 13%. According to CSM Media Research, only 34% of China’s overall television audience is between the ages of 25 and 44, which is thought to be the population with the greatest spending power, and only 14% of the television audience has a college degree or higher level of education.

Online Advertising Market in China

The online advertising market in China has been growing much faster than the overall advertising market. According to GroupM, the online advertising market in China has grown from 3% of the total advertising market in 2005 to over 8% of the total advertising market in 2009. The total market size increased from RMB4.1 billion (US$0.6 billion) in 2005 to RMB20.7 billion (US$3.0 billion) in 2009, representing a CAGR of 50%, according to GroupM. Online video is the fastest growing segment among the various segments of the online advertising market, which is the result of significant growth in online advertising compounded by the demand of brand advertisers to find an effective and compelling online branding solution beyond simple, static display advertisements. According to iResearch, the online video advertising segment had a CAGR of 131% from 2005 to 2009, compared to a CAGR of 45% for the banner advertising segment over the same period. Taken as a single addressable market, these two segments are projected to grow at a CAGR of 42% from 2010 to 2013, reaching RMB42.5 billion (US$6.3 billion) in 2013.

We believe that Internet television has been, and will continue to be, an increasingly attractive alternative for advertisers for three primary reasons:

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First, the Internet is gaining share in terms of time spent by the audience most attractive to advertisers as measured by average age, education level and spending power. According to CNNIC, daily time spent online increased from 139 minutes in 2007 to 170 minutes in June 30, 2010, or by 22%. In addition, as of June 30, 2010, 51% of Internet users in China are between ages 20 and 39 and 67% of Internet users with broadband access are resided in coastal regions, which is the more affluent part of the country.

•	Second, Internet advertising enables significantly greater interactivity, targeting capabilities and measurement of results than does traditional television advertising.

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Third, Internet television advertising offers visual impact and engagement of traditional television-like multimedia advertisements that search and banner advertising of traditional Internet portal sites can not offer.

We believe that as advertisers continue to see a shift in consumer behavior favoring Internet television, gain greater comfort with the safety of the online advertising environment, and better understand the effectiveness of online advertising solutions, they will utilize online video advertising as complementary to their television and online display advertising campaigns.

Finally, we believe the growth of China’s online advertising market will be facilitated by the further development and growing sophistication of the overall advertising ecosystem in China. Today, the market is fragmented and under-developed, with a large number of small, independent domestic agencies focusing primarily on the resale of advertising timeslots without adding significant value to advertisers. In addition, a lack of reliable, third-party tools to measure results across various advertising formats complicates international and domestic brand owners’ efforts to compare the effectiveness of various online and offline solutions. With the emergence of more sophisticated advertising service providers who are able to offer reliable third-party advertising measurement services, we believe brand owners will allocate more of their advertising spend to online video solutions.

Online Video Market in China

Size and Growth of China’s Online Video Market.    According to iResearch, the size of China’s online video market, as measured by total revenues, grew rapidly from RMB0.5 billion (US$78 million) in 2006 to RMB2.8 billion (US$413 million) in 2009, representing a CAGR of 74%. The following table sets forth the historical and projected size of China’s online video market and the respective year-over-year growth rates for the years indicated:

	2006	2007	2008	2009	2010E	2011E	2012E	2013E
Size of online video market (RMB billion)	0.53	0.82	1.32	2.80	4.55	6.96	10.89	16.99
Year-over-year Growth Rate	N/A	54.7%	61.0%	112.1%	62.5%	52.9%	56.6%	56.0%

Source: iResearch: China Online Video Research Report 2009-2010

User Penetration and Demographics.    The online video market has a high user penetration rate in China. According to CNNIC, there were 316 million monthly unique users of online video services in China in April 2010, representing 77% of total Internet users in China during the same period. We believe we will see increasing levels of user penetration and higher levels of user engagement as Internet television continues to become more mainstream in China.

According to iResearch, China’s online video market also has more attractive user demographics than that of the traditional television market as measured by users’ age, level of education and potential spending power. Online video viewers in China, on average, are younger than traditional television viewers, but older than the broader Internet population. According to iResearch, close to 80% of the online video viewers are between 18 and 40 years of age and only 8% of online video viewers are below the age of 18. Moreover, 30% of online video viewers have a college degree or higher level of education, whereas only 14% of the television audience is similarly educated, according to CNNIC and CSM Media Research.

Market Concentration.    China’s online video market has become increasingly concentrated, with Youku accounting for approximately 40% of the total user time spent watching online videos in China during the second quarter of 2010, according to iResearch. Tudou, China’s second largest online video property, accounted for approximately 23%, and Sohu, the third largest player, accounted for approximately 9%. In 2009, the total user time spent watching online videos for Youku, Tudou and Xunlei, the third largest player in 2009, accounted for 36%, 22%, and 9%, respectively. Moreover, China’s online video market concentration continues to increase with the top three players growing their aggregate market share by approximately 4% in the second quarter of 2010 compared to 2009.

Content Characteristics.    Consumption patterns in China’s online video market vary from those of other markets. A majority of online video content viewed by users in China is in long-form. Unlike in the United States, where the top two categories of videos viewed online are user-generated content and short-form news reports, the top two categories of most-viewed online videos in China were full length movies and television serial dramas, reaching approximately 75% of total online video viewers, in 2009.

Content licensing standards in China differ from those in more developed markets. Video content is typically licensed at a flat fee per episode or unit for a specified timeframe in China, whereas revenue sharing arrangements or charging on a per stream basis are more common in the United States and other markets.

Windowing periods are also shorter in China, which allows video content to become available online more quickly. For example, it typically takes only one to two months for movies to be made available online after their theatrical releases in China, whereas it typically takes four to 12 months in the United States. A shorter windowing period for premium video content enhances the user experience of Internet television properties and facilitates advertisers being able to advertise alongside more current and desirable content.

Favorable Value Chain Structure.    Given the fragmentation of China’s traditional television and film distribution apparatus, Internet television companies that are able to aggregate quality content and audiences are well positioned to offer a differentiated sales proposition to advertisers. Another element of this differentiated sales proposition involves being able to offer advertisers a unique and attractive brand advertising opportunity that combines the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet.

Monetization.    Similar to traditional video media channels, online video is primarily monetized in two ways:

Advertising.    While still a smaller market today, online video advertising is projected to be a particularly fast-growing segment of the overall online advertising market and to develop into a meaningful contributor in the near- to medium-term. According to iResearch, online video advertising spend in China increased from RMB100 million (US$14 million) in 2006 to RMB1.4 billion (US$205 million) in 2009, and is projected to grow to RMB13.1 billion (US$2.0 billion) in 2013, representing a CAGR of 76% from 2009 to 2013. The following table sets forth the historical and projected online video advertising spend in China and the respective year-over-year growth rates for the years indicated:

	2006	2007	2008	2009	2010E	2011E	2012E	2013E
Online video advertising revenues (RMB billion)	0.10	0.25	0.57	1.36	2.91	5.40	8.60	13.10
Year-over-year growth rate	N/A	150.0%	128.0%	138.6%	114.0%	85.6%	59.3%	52.3%

Source: iResearch

Subscriptions.    The rapid growth of China’s online video advertising segment only represents a portion of the overall Internet television market – albeit an important part of the market. We believe that as more premium movie and television content becomes available online, consumers are more likely to use subscription-based online video services for regular or one-off access to such premium content. According to iResearch, online video subscription fees totaled approximately US$160 million in 2009.

BUSINESS

Overview

We are the leading Internet television company in China. Our Internet television platform enables consumers to search, view and share high-quality video content quickly and easily across multiple devices. We believe our continuous focus on offering a superior user experience has enabled us to become the largest Internet television company in China and elevated our Youku brand, which stands for “what’s best and what’s cool” in Chinese, to be the most recognized online video brand in China according to a 2010 survey conducted by an affiliate of the Chinese Academy of Sciences. According to iResearch Consulting Group, or iResearch, a third-party market research firm, we had approximately 203 million monthly unique visitors from homes and offices in September 2010 and approximately 61 million monthly unique visitors from Internet cafes in August 2010. We had a 40% market share in terms of total user time spent viewing online videos in China during the second quarter of 2010, while our closest competitor accounted for a 23% market share during the same period, according to iResearch. In 2009, we had an implied market share of approximately 14% in terms of online video advertising spend in China, based on iResearch’s estimated data of total online video advertising spend in China.

As a video content aggregator in China, we are well-positioned to benefit from the market growth potential in China’s highly fragmented and regulated content production and distribution markets, where less than half of the professionally produced television serial dramas and movies each year are aired on television or released in theaters. We have built a large and comprehensive online video content library. The majority of the videos on our website are professionally produced content, such as television serial dramas, movies, variety shows, current events reports and music videos, and the remainder is comprised of user-generated content and in-house productions. We license video content typically at fixed rates for a specified term. The average term of licenses varies depending on the type of content, with movies and television serial dramas having an average term of approximately 2.5 years and 2 years, respectively. We generally renew our licenses when they expire. As of September 30, 2010, our video content library contained more than 2,200 movie titles, 1,250 television serial drama titles and over 231,000 hours of other professionally produced content, including 194 variety shows.

Our mission is to become the primary source of video content for the Chinese population across any Internet-enabled device. Leveraging our proprietary CDN comprised of over 5,500 servers, we provide fast streaming and upload speeds. At the same time, our comprehensive content library, coupled with an easy-to-use online interface, facilitates our providing a superior user experience, according to a 2010 survey by China Internet Week, a magazine affiliated with the Chinese Academy of Sciences. As a result, our Internet television platform attracts a nationwide audience, the majority of which resides in China’s more affluent urban areas.

We currently derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We strive to promote a healthy advertising environment on our website to attract mainstream brand advertisers. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brand advertisers, which increased from 7 in 2007 to 141 in 2008 and to 303 in 2009, and from 230 in the nine months ended September 30, 2009 to 343 in the nine months ended September 30, 2010.

The desirable demographic characteristics of our large user base as well as our differentiated advertising solutions and environment are key factors driving the fast growth in our online advertising revenues. We believe that wireless and web-based subscription services, which we plan to formally launch in the foreseeable future, will also increasingly contribute to our net revenues over time. We launched Youku.com in December 2006. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies who purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB1.8 million in 2007 to RMB33.0 million in 2008 and to RMB153.6 million in 2009, and increased from RMB99.8 million in the nine months ended September 30, 2009 to RMB234.6 million (US$35.1 million) in the nine months ended September 30, 2010.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we operate our business primarily through our consolidated affiliated entities in China. We do not hold equity interests in our consolidated affiliated entities. However, through a series of contractual arrangements with these consolidated affiliated entities and their respective shareholders, we effectively control, and are able to derive substantially all of the economic benefits from, these consolidated affiliated entities.

Our Strengths

We believe that the following strengths contribute to our success and differentiate us from our competitors:

The leading Internet television company in China with strong brand recognition

We are the leading Internet television company in China. According to iResearch, our Youku.com website accounted for approximately 40% of the total user time spent viewing online videos in China during the second quarter of 2010, while our closest competitor accounted for approximately 23% market share during the same period. We also ranked first among all online video companies in China in terms of the number of monthly unique visitors, user reach, usage frequency, total video views and total page views during the second quarter of 2010, according to iResearch. We were the third largest website in China in terms of total user time spent browsing the website during the same period, according to iResearch. We have established strong brand recognition among Internet users in China. Our Youku brand was named the most recognized online video brand according to a survey conducted by an affiliate of the Chinese Academy of Science in 2010. Capitalizing on our leading market position and strong brand recognition, we have succeeded in attracting an increasing number of users and advertisers. According to iResearch, the number of our monthly unique visitors from homes and offices increased from approximately 50 million in December 2007 to approximately 82 million in December 2008 to approximately 154 million in December 2009 and to approximately 203 million in September 2010. The number of our monthly unique visitors from Internet cafes increased from approximately 36 million in December 2008 to approximately 59 million in December 2009 and to approximately 61 million in August 2010. Our market share in terms of total user time spent viewing online videos in China increased from 36% in 2009 to 40% in the second quarter of 2010, according to iResearch. The number of our brand advertisers increased from 7 in 2007 to 141 in 2008 and to 303 in 2009, and from 230 in the nine months ended September 30, 2009 to 343 in the nine months ended September 30, 2010.

Network effects and economies of scale resulting in high barriers to entry

We believe the network effects and economies of scale we have achieved are difficult to replicate and create high barriers to entry for potential competitors.

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Network Effects.    Our large library of diverse, high-quality video content and our superior user experience have enabled us to attract a large number of Internet users with desirable demographic characteristics for advertisers. In addition, we enjoy the viral marketing benefits brought by widely distributed Youku videos embedded in third-party websites. Our expanding advertiser base drives greater operating cash flow that allows us to fund additional investments in more video content and advanced technologies, which further enhance our user experience. The virtuous cycle has allowed us to maintain our leading market position and increase our market share. In addition, our large user base forms a foundation for our wireless and web-based subscription services, which we recently trial-launched and expect to expand in the foreseeable future.

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Economies of Scale.    The economies of scale we have achieved allow us to enjoy various cost advantages. For example, since the license fee for video content is typically fixed for a specified term in China, our high user traffic allows us to enjoy a relatively low content acquisition cost per advertising inventory unit. We also have a bandwidth cost advantage due to our high user traffic and our proprietary CDN. Leveraging our strong brand name and large user base, we believe we have stronger pricing power, as evidenced by the relatively lower commission rates that we pay to third-party advertising agencies and relatively higher cost per thousand impressions, or CPM, that represents unit price per thousand views of an advertisement that we are able to charge, as compared to the industry average.

Large and comprehensive video content library tailored to Chinese users

We believe we are well-positioned as a video content aggregator in China’s highly fragmented and regulated content production and distribution markets. Due in part to the video distribution bottleneck of China’s traditional media networks, less than half of the professionally produced television serial dramas and movies each year are aired on television or released in theaters. As one of the earliest online video companies in China to receive the requisite licenses for video sharing and syndication, we have built a large and comprehensive video content library through long-term cooperation with more than 1,500 media content partners. As of September 30, 2010, our content library contained more than 2,200 movie titles, 1,250 television serial drama titles and over 231,000 hours of other professionally produced content, including 194 variety shows. We tailor our video content library to the distinct content consumption patterns in China, where the top two categories of most-viewed online videos are television serial dramas and movies, particularly those produced in mainland China, Hong Kong, Taiwan and Korea. The majority of the videos on our website are professionally produced content, such as television serial dramas, movies, variety shows, current event reports and music videos, and the remainder comprise user-generated content and in-house productions.

Substantial investments in infrastructure, know-how and products and services to deliver a superior user experience

We made substantial investments in infrastructure and know-how early in our company’s history, which enables us to deliver a superior user experience. Today, we operate our proprietary CDN comprised of over 5,500 servers to support the largest online video user traffic in China, according to iResearch. Our state-of-the-art technologies and know-how provide our users with fast streaming and upload speeds. In addition to our large video content library, we offer a range of products and services to users. For instance, we have developed Soku, a proprietary video search engine, to enable users to search for video content on Youku.com and third-party websites. We also help users navigate our database and find videos of interest by creating popularity ranking indices ( ) and interest-based video channels. We provide social features, such as community webpages and video-sharing and comment tools. Our self-developed, proprietary peer-to-peer, or P2P, downloadable software client, iKu, further accelerates upload and download speed and enhances viewing experience for users. As of September 30, 2010, the number of daily online viewers who used our iKu software reached six million, according to iResearch.

Differentiated sales proposition attracting mainstream brand advertisers

We believe our large user base and desirable user demographics as well as our attractive advertising solutions and environment are key factors driving the fast growth in our online advertising revenues. As the leading Internet television company in China, our platform enables access to a large nationwide user base in China, and a majority of our monthly unique visitors are located in China’s more affluent urban areas. We attract a significant number of urban and educated Internet users, making our website an attractive media platform for mainstream brand advertisers. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. By presenting advertisement in a minimally intrusive manner, such as the controlled maximum number or length of advertisements in videos of certain length, we distinguish ourselves with better user experience, which typically leads to more user traffic. We also strive to promote a healthy advertising environment on our website by screening out “racy,” unhealthy or derogatory video content to avoid adverse reputational effects on our advertisers, and such proposition helps us attract mainstream brand advertisers. In addition, we selectively choose our brand advertisers and have in the past turned down advertising business from advertisers that are perceived to lack positive brand recognition in order to avoid negative branding association for our mainstream brand advertisers. We have built an experienced sales team consisting of salespeople with prior working experience at Chinese Internet companies, television stations, members of American Association of Advertising Agencies, or 4As, and domestic advertising agencies.

Seasoned management team with a proven track record

With extensive experience and knowledge in China’s Internet, media and advertising industries, our founder and chief executive officer, Victor Koo, and other senior management have led us in becoming the leading online video company in China. Mr. Koo has over 12 years of experience in Internet and media-related industries and was formerly the president, chief operating officer and chief financial officer of Sohu.com Inc., a leading Internet portal in China, before he founded our company in 2005. Our senior management, including our chief executive officer, chief technology officer, chief financial officer and senior vice president of operations and chief editor, has an average of 11 years of experience in China’s Internet, media and advertising industries. Most of our senior management members have worked together at Youku since 2006 and many worked together prior to the establishment of our company. In addition, our management has extensive experience navigating the highly regulated media environment in China. We believe that the extensive industry experience and strength of our senior management will allow us to continue to execute our growth strategies to achieve a higher level of success. With our corporate slogan “ ” (everybody gets a share), we have also developed a strong company culture that encourages teamwork, accountability, effectiveness and a strong commitment to providing best experience to our users and customers. We were named as one of the “20 Best Employers in China in 2009” by the Fortune China magazine.

Our Strategies

Our mission is to become the primary source of video content for the Chinese population across any Internet-enabled device. We intend to achieve our mission by growing our content library and user base, enhancing our brand and better monetizing our user traffic. More specifically, we plan to implement the following strategies:

Further improve our user experience

We plan to enhance and expand our product and service offerings to further improve our user experience. We intend to refine our proprietary video search engine and specialized channels to enable our users to find and view videos of interest more quickly and easily. As China’s telecommunications infrastructure further develops, we intend to provide our users with more high-definition content. In addition, we plan to enhance the social and personalization elements of our website, so that users tend to return more often to our website, spend longer time in each browsing session on our website and become increasingly dependent on our services. By enhancing our data analysis capabilities, we seek to provide users with more personalized content based on their information and behavior.

Increase the breadth and depth of our video content library

Based on users’ evolving demands, content availability and cost effectiveness, we will fine tune the presentation of content on our webpages as well as the mix of our content library. We intend to cooperate with more third-party professional content providers to license additional premium content, such as newly released television serial dramas and movies. We plan to expand our content syndication team and further cultivate our expertise in different categories to enhance our content selection skills and to drive greater user traffic per content unit. We also intend to expand our in-house production capacity and promote user-generated content, such as Youku Paike ( ) and Youku Niuren ( ).

Expand our infrastructure and optimize our services across Internet-enabled devices

We plan to make additional investments in our infrastructure, expand our proprietary CDN and enhance our P2P technology. In particular, as our user base and traffic grow, we intend to acquire additional bandwidth capacity and servers. We have developed and have been applying the P2P technology in our operation, and therefore, we expect the product development expenses related to the P2P technology to increase marginally. As existing technologies converge and new technologies emerge, we intend to continue developing and introducing products and services for and on other media platforms, such as mobile phones and tablet devices. For example, we intend to develop new relationships and strengthen existing relationships with telecommunications operators and manufacturers of mobile phones and other Internet-enabled devices to have our software or applications pre-installed on the devices they produce and capture these new market opportunities.

Further enhance our brand recognition

We intend to leverage the network effects inherent in our business to further enhance our brand recognition. As more users watch videos on our website and more third-party website publishers embed our video player with the Youku brand prominently displayed, we believe Youku will become synonymous with Internet television in China. Similarly, continued acquisition of premium content will reinforce our brand’s leadership position in the online video market. We expect Youku to become a leading distribution outlet for low-cost video content about current and influential events from across China, which should further bolster our brand’s media cachet. For instance, by promoting our Youku Paike service, we encourage users to record and upload exciting or current events that they witness. We also plan to enter into more cross-promotional arrangements with other websites and traditional media outlets to both reinforce our brand with existing users as well as to broaden our exposure to consumers who may not yet be Youku users. Finally, we will continue to promote our brand through public relations campaigns and Youku-sponsored events, such as industry conferences and advertising conventions.

Expand and diversify our revenue sources

We intend to expand our advertiser base and increase the spend per advertiser by enhancing our sales and marketing efforts. We intend to take initiatives to better understand advertisers’ needs through regular dialogue with advertisers and their agencies, provide them with customized solutions and help them design more efficient and effective advertising strategies. In addition, we plan to expand our direct sales force and customer service team to provide better customer service to, and build long-term relationships with, existing and new advertisers. Meanwhile, we will further develop our relationships with third-party advertising agencies and incentivize them to identify and refer new advertisers to us. We also intend to engage third party research organizations to conduct more research to validate the efficacy of advertising on our website.

Furthermore, we intend to diversify our revenue sources, including the wireless and web-based subscription services, which we plan to formally launch in the foreseeable future when the testing is satisfactorily completed, and video-enabling services for e-commerce. As the product development costs for our wireless and subscription services have been largely expensed, we expect the incremental costs related to improving such services to be marginal. We are working with third-party payment processing agencies to implement more payment solutions for our customers. We also intend to license more premium video content, such as high-definition television serial dramas, movies and popular live events, which we believe will attract more customers to use our subscription services.

Our Users

Our large and comprehensive video content library and user-friendly online interface have enabled us to attract more monthly unique visitors than any other online video company in China. In September 2010, we had approximately 203 million monthly unique visitors from homes and offices. In August 2010, we had approximately 61 million monthly unique visitors from Internet cafes. A majority of these visitors reside in China’s more affluent urban areas. We do not purchase user traffic from third parties. A majority of user visits to our website originate from direct navigation, with the remainder from organic search results or third-party website links connecting to us.

Products and Services for Users

Our Internet television platform is designed to enable our users to search, view and share online video content quickly and easily. We offer the following products and services at Youku.com to users.

Online Video Content

We have a large and comprehensive video content library consisting primarily of professionally produced content including television programs and movies, and to a lesser extent user-generated content and in-house productions. We currently focus on further expanding our collection of professionally produced content, particularly popular and in-season television serial dramas, movies and variety shows.

Professionally produced content.    A majority of our user traffic is attributable to professionally produced content primarily across the following five categories: television serial dramas, movies, current event reports, variety shows and music videos. As of September 30, 2010, we licensed more than 2,200 movie titles, 1,250 television serial drama titles and over 231,000 hours of other professionally produced content, including 194 variety shows. The providers of professionally produced content in China are highly fragmented and primarily include media production companies, professional studios, copyright distributors, television stations and music companies. We had established long-term relationships with more than 1,500 professional media content providers as of September 30, 2010, either directly or through third-party copyright distributors. We seek to offer users a diverse collection of television serial dramas and other programs and movies. For example, we offered approximately 25,000, 6,700 and 4,000 episodes of television serial dramas produced in (i) mainland China, (ii) Korea, and (iii) Hong Kong and Taiwan, respectively, as of September 30, 2010.

We set our content syndication milestones each year to expand our content library primarily based on our content budget and the development of bandwidth infrastructure in China:

•	During 2006 and 2007, we mainly licensed short-form content from television stations, independent studios and record companies.

•	In 2008, we focused on licensing library television serial dramas and movies.

•	In 2009, we started to license current television serial dramas and recent post-theatrical release movies and commenced cooperation with major international media production companies.

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In 2010, we started to license professionally produced content relating to sports, animations and international movies and television programs. For example, we licensed from China Network Television all of the soccer games of the 2010 FIFA World Cup and provide them on our website on demand.

We license video content typically at fixed rates for a specified term. The terms of our licenses for professionally produced content generally range from three to five years for movies and one to three years for television serial dramas. The average term of licenses varies depending on the type of content, with movies and television serial dramas having an average term of approximately 2.5 years and 2 years, respectively. We generally renew our licenses when they expire. Payments of licensing fees are generally made in installments throughout the duration of the licenses. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

Guided user-generated content.    We have supported the grassroots culture of user-generated content by launching two prominent and easy-to-use programs: Youku Paike ( ) and Youku Niuren ( ). Youku Paike was founded on the basis of “looking around and sharing what you see with the world.” Participants in Youku Paike use easily-accessible video recording devices, such as video cameras and mobile phones, to record exciting or current events and share them on our website. Youku Niuren, on the other hand, serves as a platform for our users to share videos recording ordinary people with unusual talents. We guide users to generate specific types of content by, among other things, sponsoring competitions based on certain themes, such as current events or timely topics. We grant daily awards to winners of the competitions. Some of these videos attract large audiences and are subsequently broadcast by major television stations. Since 2009, we have also hosted Youku Niuren galas in Beijing and Shanghai and granted awards to the most talented competitors. We believe our guided user-generated content effectively promotes our brand and improves the quality of our content library.

Given the short history of the use of video recording devices in China, we encourage people to participate in sharing user-generated videos by offering an easy-to-use video upload platform, featuring high uploading speed and capacity. Our platform allows users to upload videos larger than one gigabit on Youku.com with just a few clicks. It supports synchronized multi-uploading, allows resumption of disrupted uploading by automatically connecting the disrupted pieces and is compatible with most video formats.

In-house productions.    As one of the few Internet television companies in China with a permit for radio and television program production and operation, we produce a wide spectrum of content, including sponsored web serial dramas, reality shows, interviews and variety shows. We promote our in-house productions under our prominent brand Youku Originals ( ).

We focus on producing web serial dramas and variety shows for our young, educated and urban user base. Many of these programs are partially funded by proceeds from embedded product placements. We strive to make such product placements more effective by cooperating with reputable producers, directors and media organizations and creating storylines consistent with the brands’ or products’ marketing initiatives.

Online Video Search and Discovery

Utilizing our search technology and data processing infrastructure, users can find relevant video content and associated information on Youku.com quickly and easily. The Youku.com homepage prominently features a fast-loading search box. After entering a video search query, users receive a list of search results comprised of thumbnail snapshots along with relevant information, such as a video’s title, release date, number of user comments, resolution and video play statistics. Depending on user preferences, search results can be ordered based on criteria such as “most recent,” “most played,” “most commented” and “most bookmarked by members,” and sorted by content category. In April 2010, we commenced beta testing of our video search website Soku.com. Once beta testing is completed, our users will be able to use our proprietary online video search engine to discover content on Youku.com as well as on third-party websites. In addition to providing general access to our large video content library, our video search technology also enables other features such as advanced search. Advanced search allows users to tailor search queries and narrow results by specifying keyword phrases to be included or excluded, video categories in which to search, the location of keywords, or video play statistics.

We also provide products and services, such as interest-based video channels and popularity ranking indices ( ), to facilitate navigation and content discovery on our website. Our back-office content editors routinely organize our video content into interest-based channels, including Movies, Television Serial Dramas, Variety Shows, Automobiles, Music, Fashion and Style, Travel, Sports and Technology. Each of these channels is easily accessible from our homepage. If a user wants to watch a specific genre of videos, such as music, he or she can access such content through our “Music” channel. On our homepage, we also promote Youku popularity ranking indices ( ), which rank videos based on their popularity or other specified statistics.

Youku Community

We provide online community services to facilitate user communication and interaction. Our online community features help enhance user loyalty and promote beneficial network effects. Specifically, we enable the following functionalities:

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Video Space—users can create a personalized video sharing space, and other users can begin to follow that personalized video sharing space, effectively creating a personalized channel based on the Video Space curator’s preferences. Users of our Video Space functionality can manage video uploading to their Video Space, their online friends list, visitor comments and online chats within their Video Space. As of September 30, 2010, we had 76 million Video Space users, including many celebrities and media partners;

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Real Time Commenting—users can comment on or rate videos by either clicking on “vote for” or “vote against” buttons or by posting comments below the video for other users to see. Comments made about a video, such as how many people voted for or against it, help other users make an informed decision on whether to watch the video; and

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Youku Kan Bar (Watch Bar) ( )—users can exchange their perspectives and share their knowledge and experiences with other users through a searchable community message board. Through Youku Kan Bar, users can search and share messages and videos under each topic, participate in various interactive activities such as online polls and post messages. Youku Kan Bar covers popular topics such as society, sports, entertainment and fashion.

Our Other Products and Services

We continuously develop and introduce new products and services to make Youku.com more attractive to current and prospective users. In early 2010, we trial-launched subscription-based online video services featuring advertisement-free premium content, such as high-definition movies. In addition, we have tested using our platform to allow users to access live, streaming events, such as concerts, on a pay-per-view basis. Finally, our product development team continuously strives to extend our platform to be relevant to new technologies and to capture new market opportunities. Recent, notable platform extensions include:

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Wireless Video Services—users can now watch Youku.com videos on their 3G mobile phones free of charge from us. We have entered into agreements on a non-exclusive basis with China’s major mobile phone manufacturers to develop and pre-install Youku software client on a variety of major 3G mobile phones. We estimate that since the end of 2009, Youku software clients or widgets have been pre-installed on approximately three million Internet-enabled mobile phones. We also provide free software clients on our website, or the websites of Apple’s App Store and Google’s Android Market, for our users to download and install on their 3G mobile phones. We have also entered into agreements with China’s major wireless Internet providers on a non-exclusive basis to enable users to watch pay-per-view premium content on their mobile devices;

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Youku iPhone Channels and iPad Services—we have liaised with local broadcaster CNLive.com to provide on a pilot basis China Unicom’s iPhone subscribers with four Youku video channels: Youku Theatre, Youku Entertainment, Youku Originals and Youku Life. Although we have not entered into a written contract with CNLive.com, we intend to do so when the service model becomes more mature. By logging onto iPhone.wo.com.cn and choosing “Mobile Television,” users can access our online video resources through their iPhones. In addition, our users can access high-definition videos on Youku.com through iPad; and

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P2P Downloadable Software Client “iKu”— users can download this Youku-developed, proprietary software and install a Youku interface on their computer desktops, download or upload videos from or to our website faster, and transcode videos into different formats, such as mp4 and 3gp, so that users can transfer the videos to portable devices and watch them anytime. As of September 30, 2010, the number of daily online viewers who used our iKu software reached six million, according to iResearch.

Our Advertisers and Customers

We serve a broad base of advertisers consisting of leading international and domestic companies. The number of our advertisers increased significantly from 7 in 2007 to 303 in 2009, and from 230 in the nine months ended September 30, 2009 to 343 in the nine months ended September 30, 2010. They operate in a variety of industries, including fast moving consumer goods, information technology services, automobile manufacturing, electronics, telecommunications, financial services, e-commerce and online games. Substantially all of our advertisers purchase our online advertising services through third-party advertising agencies. We strive to create and maintain a healthy advertising environment on our website to attract mainstream brand advertisers in part by selectively screening advertisers. We have in the past turned down advertising business from advertisers perceived to lack positive brand recognition in order to avoid negative branding association for our mainstream brand advertisers.

In early 2010, we trial-launched subscription-based online video services featuring advertisement-free premium content, such as high-definition movies. In addition, we have tested using our platform to allow users to access live, streaming events, such as concerts, on a pay-per-view basis. By paying to watch live events or high-definition movies, some of our users have become our customers. Payments for these services are currently made by major third-party gateway payment processing agencies.

Products and Services for Advertisers and Customers

We generate revenues primarily from online advertising services and, to a limited extent, subscription- or pay-per-view-based online video services. We focus on providing advertisers with cost-effective and targeted advertising solutions.

Online Advertising Services

Our online advertising services include in-video, display, sponsorship and other forms of advertisements. In-video advertisements appear at certain times during the playback of a video. These video advertisements can be pre-roll, post-roll, mid-roll or pause advertisements. Display advertisements can be delivered alongside a video and may take the form of graphical banners or text hyperlinks. Other forms of advertisements include product placements in Youku produced web video series, sponsored live events or Youku-produced viral videos.

Advertisers are increasingly seeking measurable results to maximize their return on investment. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia formats with the interactivity and precise targeting capabilities of the Internet.

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Innovative Targeting.    Some targeting solutions are unique to the online video platform and cannot be transplanted to other media platforms. We are able to track and monitor an advertiser’s campaign on a real-time basis and can make adjustments to enhance its efficacy within parameters specified by the advertiser. We utilize targeting strategies to more efficiently reach users with a desired demographic. Our targeting strategies enable advertisers to reach targeted users based on any or a combination of standards, including the demographic information about the user, the nature of the video’s content, the geographic location of the user, the time of day at which a video is being watched, or the keywords associated with the video. For example, in the case of a user watching a music video by a singer who is also a spokesperson for a brand, we can deliver an in-video advertisement featuring such brand. In this way, we supplement and enhance the advertiser’s campaign. Our video channels also help segregate videos based on users’ interested content, which allows us to deliver advertisements tailored to the viewers of different channels;

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Viral Video Advertisements.    Advertisements that use existing social networks to promote brand awareness through self-replicating viral processes can take various forms such as videos, online polls or interactive Flash games. Due to their creative plots and potentially amusing effects, viral video advertisements sometimes attract more user traffic than non-commercial videos and therefore are desirable advertising solutions; and

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Product Placements.    As an online video provider with a permit for radio and television program production and operation, we are able to produce web-based content, such as web serial dramas, interviews and variety shows, with embedded product placements. If a program’s storyline is consistent with a brand’s or product’s marketing initiatives, a product placement can have strong branding effects on viewers.

Subscription-based and Other Services

We trial-launched a subscription-based online video services in early 2010, which enables users to watch advertisement-free premium content, such as high-definition movies. Though traditional television-like video advertisements are specifically omitted from content that is part of our subscription-based services, advertisers may use other forms of advertising, such as product placements in a web drama produced by us, to reach potential customers. In addition, we are working with e-commerce companies such as Taobao to provide video demonstrations of merchandise for their premium retail members. These members can upload and manage videos from a client interface built into our e-commerce partners’ websites without logging into our website. We share revenues with these partners for the service fees they charge their members. New advertising formats such as these will supplement our existing online advertising solutions.

In addition, we derive a small portion of our net revenues from sub-licensing certain content for which we license from content providers the exclusive rights for both self-use and sub-licensing. After our legal department confirms that the sub-licensing arrangement is authorized under the original licensing agreement, we sub-license the licensed content within its authorized scope to other video websites and receive sub-licensing fees from such websites.

Advertising Sales

We sell our advertising services primarily through third-party advertising agencies, including members of 4As and leading Chinese advertising agencies. As a relatively young media company, we intend to strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our customer base. Therefore, in order to establish long-term strategic cooperation with third-party advertising agencies, we typically enter into individual advertising agreements with such third-party advertising agencies for each advertiser. Depending on the type of advertiser and content, the duration of an advertising agreement typically ranges from one to three months. While all executed sales need to be confirmed by the end-advertiser, substantially all of our advertising sales agreements are executed with third-party advertising agencies that represent the end-advertisers. By adopting this dual-track sales model, we are able to maintain good relationships with both the end-advertisers and their advertising agencies that help identify and refer new advertisers to us. Beijing Hylink Advertising Co., Ltd., a third-party advertising agency, accounted for approximately 11% of our net revenues in 2009. No other party accounted for more than 10% of our net revenues in 2009 and the nine months ended September 30, 2010.

Whereas many Internet companies in China have historically priced their advertising solutions using a time-based rate card, we employ a CPM-based model for our in-video advertisements. This approach is similar to that of traditional television in that the advertisements are priced based in part on the user reach and viewing frequency. It allows advertisers to better compare the online and offline advertising solutions at their disposal. It also enables us to better monetize our growing user base and provide measurable results to our advertisers.

Leveraging our large user base and attractive user demographics, we have been able to demonstrate pricing power relative to other online video companies. The list prices of our advertising services depend on various factors, including the form of advertising, specific targeting requirements, duration of the time slot purchased and popularity of the content in which the advertisements will be placed. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review and adjust the list prices annually.

We have built an experienced sales team consisting of salespeople with prior experience at Chinese Internet companies, television stations, members of 4As and domestic advertising agencies. As of September 30, 2010, we had approximately 230 sales representatives and supporting personnel in our Beijing, Shanghai and Guangzhou offices. Our sales force is organized by both region and industry and renders a spectrum of services. Our sales representatives are responsible for direct and channel sales, and our back-office sales support personnel focus on sales planning, creative productions, account administration and execution. Our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives. We conduct market research, consumer surveys, demographic analysis and other advertising industry research to help our customers design effective advertising strategies. On our own initiative or at our customers’ request, we also purchase or commission studies or surveys containing relevant market data from third-party market research firms.

The compensation for our salespeople is based in part on the sales revenues they achieve. We provide regular in-house education and training to our sales team to help them provide current and prospective advertisers with comprehensive information about our services and the advantages of using our advertising solutions. Our performance-linked compensation structure and career-oriented training help motivate our salespeople.

Marketing and Brand Promotion

We have built our brand with only modest marketing expenditures to date. Our user base has grown primarily through word-of-mouth. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. Our market position benefits significantly from our large user base and our strong brand recognition throughout China.

We have initiated various marketing activities to further promote our brand awareness among existing and potential users and customers. For example, we market our services through direct marketing, trade shows and other media events, which include:

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Hosting or attending various public relations events, such as advertisement industry-related seminars and conferences, to promote our brand image and the value of online video advertising. For example, in January 2010, we hosted a Youku Niuren Ceremony featuring the most talented competitors from our year-long Youku Niuren competition;

•	Hosting regular workshops for major advertising agencies and existing and potential customers, highlighting the advantages, flexibility and quality of our online video platform and services; and

•	Hosting an annual sales award gala for the most successful online video marketing campaigns.

In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other’s brand recognition. We also market our products and services by displaying our name and logo in Youku media player screens when users embed our content in third-party websites.

Technology and Infrastructure

We believe our proprietary technologies and infrastructure are critical to our success. We have made significant investments in developing a proprietary, scalable technology platform that differentiates our online video distribution system.

Architecture

Our proprietary CDN supports the largest online video user traffic in China, according to iResearch. Since 2006, we have invested significantly in CDN construction to support faster delivery of our online video content. Until 2008, most of our domestic competitors had primarily been leasing bandwidth from CDN providers. As a pioneer in implementing this technology, we established a more stable infrastructure and gained valuable CDN operations experience. While we rely mainly on CDN technology, our self-developed, proprietary downloadable software client, “iKu”, which is built on P2P technology, also facilitates content delivery to users.

CDN Technology.    CDN technology utilizes additional data storage to maintain copies of popular content at the “edge” of the Internet, which enables end-users to more quickly access that content. CDN technology facilitates faster responses to users’ requests for content, avoids buffering and associated delays caused by low bandwidth and user congestion, and is therefore critical to the success of online video providers.

By hosting our Internet data centers along the major nodes of the transmission backbones operated by the local subsidiaries of China’s telecommunications carriers, we seek to maintain high standards in terms of delivery quality and speed as video content is transmitted from our servers to users throughout China. We had established approximately 36 Internet data centers nationwide as of September 30, 2010, which contribute significantly to our fast streaming speeds and reliable viewing experience. Our servers are colocated at service sites of the local subsidiaries of the major domestic telecommunications carriers, which provide a stable power supply and maintenance for our servers.

Supported by our CDN technology, our proprietary know-how contributes to our efficient content distribution, bandwidth utilization and redundancy control:

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While some of our competitors still use domain name system, or DNS, based load balancing, which could cause overload or unnecessary redundancy, we have developed our own real-time scheduling algorithm, which enables us to guarantee linear scalability and even load balance across our edge servers, whose primary tasks are to answer domain name inquiries, replicate and refresh content, receive and forward uploads from end-users, record usage information and provide network performance data.

•	We use a two-dimensional information (ISP/geography) monitoring system to direct each user’s request to the appropriate CDN edge server to facilitate the fastest response.

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We were an early adopter of video segmenting technology, by which we mandate a maximum length of seven minutes for each video downloading. As some users do not finish watching a video after opening it, we seek to control the loading speed relative to the user’s viewing pace to avoid waste of bandwidth.

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We have implemented efficient backup data storage and error allowance mechanisms. Our videos are stored in multiple geographic locations so that a regional system failure would not affect our regular service. Failed nodes can be restored in a relatively short period of time while users in the affected region can continue to enjoy our services from other nodes.

P2P Technology.    P2P is an alternative Internet content delivery technology. We incorporated P2P technology into “iKu,” our self-developed, proprietary downloadable software client, as a supplement to our CDN transmission infrastructure. As of September 30, 2010, the number of daily online viewers who used our iKu software reached six million, according to iResearch. P2P technology allows content sharing among all the users in the network, and every personal computer in the P2P network benefits from other users by obtaining content directly from the virtual community instead of from the central server. Under the P2P framework, a content subscriber is required to contribute as a server while receiving video content as an end-user. Though P2P technology has certain disadvantages as compared to a CDN, such as dependence upon installation of P2P software, limited content selection and vulnerability to Internet hacking, it allows users to gain faster access to the most popular content by directly obtaining this content from nearby users who have it stored locally.

Advertising Management Systems

Our advertising management system tracks the reach, delivery duration and frequency, targeting and quantity of advertisements delivered. Our system supports third-party monitoring of our advertising efforts by enabling retrieval of real-time advertisement delivery data using certain system application interfaces. We have also introduced an advertising results forecasting system that is being used in an increasing number of large advertising campaigns on our website. This system is designed to help optimize our advertisers’ strategy by forecasting the results of a given campaign, factoring in the covered audience and the frequency and reach of such campaign.

Content Monitoring and Copyright Protection

We are committed to the protection of third-party copyrights. The online video industry in China suffers from copyright infringement issues and online content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. We have invested significantly in copyright protection technologies. We have a content screening team of over 300 contract employees dedicated to screening and monitoring the content uploaded on our website to help ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these contract employees and supervise and monitor their work. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content and he or she is responsible for such content. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third- party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice.

We implemented monitoring procedures to remove infringing content, and such procedures include: (i) technology screening, where a video fingerprint system we jointly developed with a U.S. software company compares newly uploaded videos with fingerprint trails of copyrighted videos in our system and screens out those that have piracy issues, a text filtering system screens content based on pre-set key words, and another filtering system automatically screens out pornographic and obscene content based on colors and images; (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team on a 24-hour, 7-day basis, and the flagged content identified by our technology is reviewed and confirmed that it can be released; and (iii) back-office professional supervision, where certain professional content providers who we granted access to our back-office database can directly flag the infringing content for removal. Other content on our website are also monitored. For example, user-posted comments are typically screened by the text filtering system and are monitored by our screening team. Substantially all of the videos uploaded on our website are manually screened by our contract employees. All of the other content, primarily consisting of comments posted by users, are first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees.

Our engineers have made modifications to the video fingerprint system to make it more compatible with China’s online video environment. We own all the intellectual property rights associated with the video fingerprint system. We also use this system and hash algorithms to reduce the number of duplicate videos and maximize the use of our video storage space.

Product Development

We have a team of experienced engineers. The supervisors in charge of our product development department graduated from prestigious universities in China and worked at well-

established Internet and software companies in China before joining us. As of September 30, 2010, our product development staff consisted of 131 engineers and technicians. Substantially all of our engineers are based at our headquarters in Beijing. We recruit most of our engineers locally and provide various training programs to them. We compete aggressively for engineering talent to help us address challenges such as CDN maintenance and Internet bandwidth efficiency.

Our current product development efforts are focused on developing and improving, among other things, our video delivery capabilities, our website and user interfaces, our video search and discovery technology, client software to promote adoption of our platform, infrastructure technologies, advertising management systems and user data analysis technologies. In the three years ended December 31, 2007, 2008, 2009 and in the nine months ended September 30, 2010, our product development expenses were RMB15.5 million, RMB15.4 million, RMB20.9 million and RMB21.3 million (US$3.2 million), respectively.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. “ ” is a registered trademark in the PRC. We have also applied to register additional trademarks and logos, including “iKu,” “i ,” “youku.com ,” “soku” and others with the Trademark Office of the SAIC of the PRC. We have registered our domain names, including Youku.com and Soku.com. We have 17 software registrations, including those in connection with our advertisement management, CDN and video search engine, such as Youku advertisement management system (ATM 1.0). We have obtained a computer software copyright registration certificate for “iKu”, our self-developed, proprietary software client. We own the copyright to our jointly developed video fingerprint system and its related resolution analysis.

Competition

The online video industry in China is rapidly evolving and highly competitive. Our primary competitors include companies that operate online video websites in China and traditional advertising media. We compete with these entities for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience.

We compete with other online video providers in China, such as Tudou.com, and large Chinese Internet portals that provide online video product, such as SINA and Sohu. We also compete with traditional advertising media, such as television, radio, newspapers and magazines, and major out-of-home media, such as billboards, for advertisers’ advertising budgets. Large enterprises currently spend a relatively small percentage of their advertising budgets on online advertising as compared to the percentage they spend on traditional advertising media, but we expect the percentage spent on online advertising to increase in the future.

Employees

We had approximately 100, 223 and 325 employees as of December 31, 2007, 2008 and 2009, respectively. As of September 30, 2010, we had 507 employees, including 35 in management and administration, 131 in product development, 75 in content development and 266 in sales and marketing. In addition to these employees, we also have a team of over 300 contract employees dedicated to screening and monitoring the user-generated content uploaded to our website to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly removing any allegedly infringing content once we receive proper notification from the legitimate copyright owner. With our corporate slogan “ ” (everybody gets a share), we have developed a strong company culture that encourages teamwork, accountability, effectiveness and a strong commitment to providing the best experience to our users and customers. In addition, we provide stock options to our employees to align their interests more closely with those of our shareholders. We were named as one of the “20 Best Employers in China in 2009” by the Fortune China magazine.

Facilities

Our principal executive offices are located on premises comprising approximately 4,514 square meters in Beijing, China. We also have representative offices in Shanghai, Guangzhou and Chengde, and have a branch in Xi’an. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property. Below is a summary of the term of each of our leases and we plan to renew these leases when they expire:

Property	Term
Xi’an premises	November 6, 2010—November 6, 2011
Beijing premises 1	May 25, 2008—May 24, 2012
Beijing premises 2	May 10, 2010—May 24, 2014
Beijing premises 3	June 1, 2010—June 1, 2012
Shanghai premises	December 15, 2009—December 14, 2012
Chengde premises	June 1, 2010—May 31, 2011
Guangzhou premises	January 20, 2010—April 19, 2011

Our servers are hosted at Internet data centers owned by, and located along the major transmission backbones of, the leading domestic telecommunications carriers. The hosting services agreements typically have terms of approximately one year that are renewable subject to early termination. We believe that we will be able to obtain adequate facilities, principally through the leasing, to accommodate our future expansion plans.

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright infringement, and other matters in the ordinary course of our business. Our video content library may contain content in which others may claim to own copyrights or image rights or which others may claim to be defamatory or objectionable. As of September 30, 2010, the aggregate claimed damages against us from ongoing litigation totaled approximately RMB4.3 million (US$0.6 million). We believe that these legal proceedings will not result in material liability to us nor will they have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

Although we have implemented standard procedures to delete video content, especially our user-generated content, that allegedly infringes on intellectual property rights of third parties, we have limited control over the nature or types of the content posted by our users. The infringement of intellectual property rights by our users may result in litigation against us and harm our business and reputation. See “Risk Factors—Risks Related to Our Business and Industry—We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our website or services we provide.”

REGULATION

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms.

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures. On March 1, 2009, the MIIT issued revised Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

To comply with these PRC laws and regulations, 1Verge Information as our ICP operator holds a value-added telecommunications business operating license and an ICP license.

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of Internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of Internet operation and Internet content. According to these laws, as well as the Internet Measures, violators may be subject to penalties, including criminal sanctions, for Internet content that:

•	opposes the fundamental principles stated in the PRC constitution;

•	compromises national security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	undermines the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	is otherwise prohibited by law or administrative regulations.

ICP operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions, order them to suspend their operations, or revoke their ICP licenses.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website, including a team of over 300 contract employees dedicated to screening and monitoring the content uploaded on our website and removing inappropriate or infringing content. However, due to the large amount of user uploaded content in addition to professionally produced content, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. See “Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our website may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM or its authorized local branches, and the relevant approval application process usually takes six to nine months. We are a Cayman Islands Company which does not have required track record or experience in operating value-added telecommunications services, and therefore we have to reorganize our current organization and ownership structure if we intend to acquire any equity interest in 1Verge Information; and 1Verge Information’s current effective permits and licenses including Internet audio/video program transmission license and Internet culture operation permit will also need to be revisited since they are not open to a foreign-invested telecommunications enterprise. We believe that it would be impracticable for us to acquire any equity interest in 1Verge Information without diverting management attention and resources. In addition, we believe that our contractual arrangements with 1Verge Information and its individual shareholders provide us with sufficient and effective control over 1Verge Information. Accordingly, we currently do not plan to acquire any equity interest in 1Verge Information.

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

To comply with these PRC regulations, we operate our website through 1Verge Information, our PRC consolidated affiliated entity. 1Verge Information is currently 80% owned by Qiong Qin and 20% owned by Dele Liu, both of whom are PRC citizens. 1Verge Information holds a value-added telecommunications business operating license and an ICP license. Due to the current uncertainties with respect to the procedural requirements of the notice, unless the relevant governmental authority expresses its intent to strictly enforce the notice with respect to trademarks, we currently do not plan to transfer any trademarks held by 1Verge Internet to 1Verge Information. See “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.”

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the GAPP to adopt detailed implementing rules according to these decisions.

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

To comply with these laws and regulations, 1Verge Information obtained an Internet audio/video program transmission license on July 8, 2008, which was subsequently upgraded on September 30, 2009. The upgraded license is valid for three years from September 2009 to September 2012.

On April 1, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which classified Internet audio/video programs into four categories. Category I is only open to state-owned broadcast media companies operating in the television section, and the other three categories are open to privately held entities.

Under the Provisional Categories, our upgraded audio/video program transmission license may be considered as covering content that can be transmitted via the Internet and received by a computer in part of category II (self-broadcast programs service, including films, television dramas, entertainment and specialized audio/video programs), and part of category III (Internet user uploaded audio/video programs service, including audio/video programs uploaded by users, but excluding news). However, at this stage it is unclear as to how the categorization system under the newly adopted Provisional Categories will be enforced, how will it evolve, or to what extent it will affect the audio/video program transmission licenses that have been obtained before the Provisional Categories became effective. Prior to the promulgation of the Provisional Categories, we had conducted a small amount of “re-broadcasting” of radio and television channel programs, which was common practice in the Internet television industry. Such services may be considered, in light of the Provisional Categories, not fully covered by our latest effective audio/video program transmission license. We have made oral inquiries to SARFT and were informed that our current “re-broadcasting” operation is not in violation with the applicable laws and regulations. 1Verge Information has also applied to upgrade its Internet audio/video program transmission license to cover category IV content (re-broadcasting of radio and television channel programs). In addition, “Soku” is a search engine for audio/video programs and is still in the beta testing phase and has not been officially launched. 1Verge Information is applying to upgrade its Internet audio/video program transmission license to cover the remaining category III content (aggregation of the online audio/video content, i.e., search functionality for audio/video programs). 1Verge Information is also applying for qualifications relating to the use of its services by mobile devices. Currently we rely on our partnership with China’s major wireless Internet providers to provide pay-per-view premium content on mobile devices, in which case our wireless Internet provider partner holds the required mobile devices services license. Our application for mobile devices services qualification, if approved, would enable us to provide such services more independently in the future. We expect to obtain the upgraded license within one year and the cost associated with this application is procedural fee and not material.

Regulations on Internet News Publication

Publishing and disseminating news through the Internet are highly regulated in the PRC. On November 7, 2000, the SCIO and the MIIT jointly promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Publication Business, or Internet News Measures. These measures require an ICP operator (other than a government authorized news unit) to obtain the approval from SCIO to publish news on its website or disseminate news through the Internet. Furthermore, any disseminated news is required to be obtained from government-approved sources based on contracts between the ICP operator and these sources. The copies of such contracts must be filed with relevant government authorities.

On September 25, 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the SCIO, subject to annual inspection under the new provisions. These Provisions also provide that no Internet news information service organizations may take the form of a foreign invested enterprise, whether jointly or wholly owned by the foreign investment, and no cooperation between Internet news information service organizations and foreign invested enterprise is allowed before the SCIO completes the security evaluation.

Currently we operate a current events channel on our website, which includes audio/video contents relating to current topics and social events. We have made oral inquiries with the SCIO and were orally informed that such operations do not violate the regulations on Internet news publication. 1Verge Information is in the process of applying for the Internet news publication permits. While the regulations on Internet news publication provide a 60-day period for application review, in practice the timing and issuance of final approval are at the sole discretion of the relevant government authority, which we are not in a position to comment or predict. The cost associated with this application is procedural fee and not material.

Regulations for Internet Publication

The GAPP is responsible for nationwide supervision and administration of publishing activities in China. On June 27, 2002, the GAPP and the MIIT jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. Pursuant to the Internet Publication Measures, any entity engaged in Internet publishing activities must obtain the Internet Publication License from the GAPP before conducting any Internet publication activities.

The term “Internet publication” is defined as Internet transmission activity by which Internet information service providers publish on the Internet or transmit to end-users via the Internet works that they or others have created, after selection and editing, for browsing, reading, use or downloading by the general public. The works in question primarily include (i) content that has already been published formally, such as books, newspapers, periodicals, audio/video products and electronic publications, or that has been made public via other media; and (ii) edited works of literature and art or works concerning natural science, social science, engineering or other topics.

However, the Internet Publication Measures were promulgated in June 2002, which is approximately three years prior to the establishment of China’s first group of online audio/video websites. At the time of promulgation, these Measures were intended to regulate the traditional audio/video products and online gaming and did not consider the issues directly relevant to online audio/video business. Furthermore, the definition of “Internet publication” under these Measures is very broad and the GAPP has not provided any implementation rule or official interpretation as to the applicability of the Internet Publication Measures to a website such as Youku.com that exclusively distributes audio/ video content. To our knowledge, in practice no website exclusively providing online audio or video content has obtained an Internet publication license in China. 1Verge Information may apply for an Internet Publication License once this issue is clarified and confirmed officially.

Regulations on Internet Medical and Health Information Services

On January 3, 2001, the Ministry of Health promulgated the Measures on the Administration of Internet Medical Care Information Services, or the Internet Medical Information Measures. The Internet Medical Information Measures require an ICP operator to obtain the approval from the Ministry of Health or its provincial counterpart for the provision of Internet medical care information services.

On May 1, 2009, the Ministry of Health promulgated the revised Internet Medical Information Measures, which became effective on July 1, 2009. The revised Internet Medical Information Measures require an ICP operator engaging in providing medical and health information to Internet users (which, among others, includes the provision of such information through the health channel on the operator’s website) to obtain a permit from the relevant provincial counterpart of the Ministry of Health. 1Verge Information obtained an approval from Beijing Municipal Health Bureau on February 25, 2009 for the provision of Internet medical care information services which remains valid under the revised measures.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates online advertising business. Prior to November 30, 2004, in order to conduct any advertisement business, an enterprise was required to hold an operating license for advertisement in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising

Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Because 1Verge Information and Jiaheyi qualify for the exemption noted above, they are not required to hold an advertising operation license.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the MOFCOM on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly owned foreign enterprise. In practice, the foreign investor is deemed compliant of the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through our consolidated affiliated entities in China, 1Verge Information and Jiaheyi. In April 2010, we acquired Jet Brilliant, a Hong Kong company which derived more than 50% of its revenues during the past three years of operation from its advertising business, and therefore satisfied the three years’ direct advertising operation requirement, and received the approval from the SAIC to establish Jet Brilliant Beijing on May 19, 2009 as its wholly owned advertisement enterprise. Going forward, we will conduct our advertising agency business through the newly acquired Jet Brilliant Beijing. Jiaheyi is scheduled to be liquidated in 2011.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may order the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties. To comply with these laws and regulations, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Under PRC law, the advertising agencies are liable for all damages to us caused by their breach of such representations. Prior to website posting, our account execution personnel are required to review all advertising materials, including video commercials, flashes and pictures to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide government approval if the advertisement is subject to special government review.

On July 8, 2004, the State Food and Drug Administration promulgated the Administration Measures on Internet Drug Information Services, which require that Internet operators providing drug information services shall be approved by the competent food and drug administration, and drug advertisements shall be examined and approved by the competent food and drug administration as well. 1Verge Information obtained a permit from the Beijing Drug Administration on October 25, 2010. Before obtaining such permit, there were a small number of advertisements for non-prescription drugs shown on our website, which may not have been in compliance with the Administration Measures on

Internet Drug Information Services and may subject us to administrative warnings, termination of any Internet drug advertisements on our website and other penalties which are not clearly defined in the measures, although we have not been sanctioned by the relevant governmental authority in the past. We are now qualified to post approved non-prescription drug advertisements on our website pursuant to the drug information permit, and we believe the risk of any penalties imposed on our past conduct is low. This permit is valid for five years from October 25, 2010 to October 24, 2015.

Regulations on Internet Culture Activities

On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which was revised on July 1, 2004. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products. We have hosted certain audio/video programs on the website www.youku.com operated by 1Verge Information. 1Verge Information was granted an Internet culture business permit in October 2008.

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for the Internet service provider to obtain an Internet culture business permit to carry on any business relating to Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music video will be regulated by the Suggestions.

On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviews by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

To comply with these laws and regulations, our content examination team reviews the music videos on our website as well as certain other content.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3 million. 1Verge Information was granted a permit for radio and television program production and operation in July 2008, with a permitted scope encompassing the production of animated programs, television entertainment and special features.

Regulations on Software Products

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT issued amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. 1Verge Information and 1Verge Internet have obtained and maintain 10 software copyright registrations.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent.    The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright.    The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

To address copyright issues relating to the Internet, the PRC Supreme People’s Court on December 19, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on January 2, 2004 and November 22, 2006. The Interpretations establish joint liability for ICP operators if they participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after knowing the infringement of copyrights conducted by Internet users through the Internet or receiving notice from the rights holder. In addition, ICP operators shall be liable for knowingly uploading, disseminating or providing any measures, facilities or materials intended to bypass circumvention technologies designed to protect copyrights. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. A court shall not uphold the alleged infringer’s claim against an ICP operator for breach of contract if the ICP operator removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

This measure applies to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP operator, or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringement activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006. Under this regulation, with respect to any information storage space, search or link services provided by an Internet service provider, if the legitimate right owner believes that the works, performance or sound or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the Internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the Internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice.

Upon receipt of the notice, the Internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the Internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The Internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

An Internet service provider that provides information storage space to users through which users may provide works, performance or sound or video recordings to the public will be exempted from liability for compensation to right owners where the following conditions apply (i) the Internet service provider has clearly indicated that the information storage space is provided to users, and published the name, contact person and IP address of the network service provider; (ii) it has not altered the works or recordings provided by users; (iii) it did not know, or could not reasonably have been expected to know, that the content provided by users infringed other’s rights; (iv) it has not received any direct financial gain from the users’ provision of the content; and (v) it deletes the allegedly infringing content upon receiving written notice from the rights owners. An Internet service provider that provides users with search or link services will be exempted from liability for compensation to right owner if the Internet service provider promptly disconnects the link to the infringing content after receiving the right owner’s notice. This exemption is not valid however if the Internet service provider knew or should know that the linked content infringed another’s rights; in that scenario, it will be jointly liable with the user who provided the content.

Since 2005, the National Copyright Administration, or the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on Internet copyright infringement and piracy in China, which normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign is Internet audio and video programs. Since the 2010 campaign commenced in late July, the local branches of NCA have been focusing on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, web hosting or Internet access services for third parties engaging in copyright infringement or piracy and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked, and such websites may be ordered to shut down.

We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

On December 26, 2009, the Standing Committee of the National People’s Congress adopted the Torts Liability Law, which became effective on July 1, 2010. Under this new law, both Internet users and Internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an Internet user utilizes Internet services to commit a tortious act, the party whose rights are infringed may request the Internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the Internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an Internet service provider fails to take necessary measures when it knows that an Internet user utilizes its Internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the Internet user for damages resulting from the infringement.

Trademark.    The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ ” is a registered trademark in China. We have also applied to register additional trademarks and logos, including “iKu,” “i ,” “youku.com ,” “soku” and others with the Trademark Office.

Domain Name.    In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered www.youku.com and certain other domain names.

Regulations on Information Security

The National People’s Congress has enacted legislation that prohibits use of the Internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

According to other relevant regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

As 1Verge Information is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly updates its information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. It has also taken measures to delete or remove links to the content that to its knowledge contains information violating PRC laws and regulations. Substantially all of the videos uploaded on our website are manually screened by more than 300 contract employees who are dedicated to screening and monitoring the content uploaded on our website and removing prohibited content. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and content containing prohibitive words or images is manually screened by our contract employees. We believe these measures make our website duly monitored and, therefore, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our website in the past. However, due to the significant amount of content uploaded on our website by our users on a daily basis, if any prohibited content is publicly disseminated in the future, we will report to the relevant governmental authority. We believe these measures are generally in compliance with the relevant laws and regulations.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

To comply with these laws and regulations, we have established information security systems to protect users’ privacy and have filed them with the MIIT or its local branch as required. However, due to the significant amount of content uploaded by users on a daily basis, we cannot ensure that no content uploaded by our users will infringe the privacy rights of any third party without receiving notice from such third party. See “Risk Factors—Risks Related to Our Business and Industry—We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our website or services we provide.”

Regulations on Registration of Branch Companies

On October 27, 2005, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law. It provides that a company may establish branch companies, which are entities without the status of a legal person. A branch company must register its establishment at the applicable government agency and obtain a business license. On April 24, 2006, the SAIC, the MOFCOM, the General Administration of Customs and the SAFE jointly issued the Notice on the Issuance of the Implementing Opinions Concerning Several Issues on the Application of Laws Governing the Administration of the Approval and Registration of Foreign Invested Companies, which provides that while representative offices of a foreign invested company that conduct operational business activities shall be registered as the company’s branch companies, those without such activities are no longer required to be registered. There has not been any specific stipulation in PRC laws or regulations regarding the definition of “operational business activities.”

We have established a branch company in Xi’an and three representative offices in Shanghai, Guangzhou and Chengde, respectively. We plan to register these representative offices at the competent local branches of the SAIC and are currently contemplating which subsidiary these entities should be affiliated with.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under the Old EIT Law and regulations. Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008, and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

Prior to the effectiveness of the New EIT Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%. However, our PRC consolidated affiliated entity, 1Verge Information, satisfied certain conditions enjoyed preferential tax treatment.

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of

High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification on April 14, 2008.

Our consolidated affiliated entity 1Verge Information was recognized by the provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprise” on December 14, 2009, which will be valid for 3 years. Therefore, 1Verge Information is entitled to the preferential enterprise income tax rate of 15%. However, we cannot assure you that 1Verge Information can continue to be recognized as “high and new technology enterprise” or renew this qualification when the term expires, and thus continue to be entitled to the preferential enterprise income tax rate of 15% or any other preferential enterprise income tax treatment.

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” Though the implementation rules of the New EIT Law define “de facto management body” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only constructive guidance for this definition currently available is set forth in the SAT Circular 82 issued by the PRC State Administration of Taxation, which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although we do not have a PRC enterprise or enterprise group as its primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the SAT Circular 82, in the absence of guidance specifically applicable to us, we has applied the guidance set forth in the SAT Circular 82 to evaluate the tax residency status of its legal entities organized outside the PRC.

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met:

•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

We do not believe that either Youku.com Inc. or its Hong Kong subsidiary, Jet Brilliant, meets all of the conditions above. Each of Youku.com Inc. and Jet Brilliant is a company incorporated outside the PRC. As holding companies, these two entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Youku.com Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or our Hong Kong subsidiary is considered to be a PRC resident enterprise, (1) our company or our Hong Kong subsidiary, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; and (2) dividend income that our company or our Hong Kong subsidiary, as the case may be, receives from our PRC subsidiaries, however, would be exempt from the PRC withholding tax since such income is exempted under the New EIT Law for PRC resident enterprise recipients. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008. There is uncertainty as to the application of SAT Circular 698. If SAT Circular 698 was determined by the tax authorities to be applicable to us and our non-resident investors, we and our non-resident investors may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident investors should not be taxed under SAT Circular 698, which may adversely affect us or our non-resident investors. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (i) which are generated from providing advertising services and (ii) which are also subject to the business tax.

Dividends Withholding Tax

Under the Old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by 1Verge Internet and Jet Brilliant Beijing, would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC and Hong Kong. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by 1Verge Internet, which is our PRC subsidiary directly held by our company, are subject to withholding tax a rate of 10%. Dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary Jet Brilliant by Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary, are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law and holds at least 25% of the equity interest of Jet Brilliant Beijing. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing has paid nil dividends from April 27, 2010 to September 30, 2010 and does not plan to pay dividends in the future as it may continue to incur losses. However, the SAT promulgated Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from the relevant PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

As there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would materially and adversely affect our results of operations.”

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•	Foreign Currency Administration Rules (2008), or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is subject to the approval of the SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the MOFCOM and the National Development and Reform Commission or their local counterparts, are also required to register with the SAFE or its local counterpart.

In utilizing the proceeds we expect to receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•

loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

•

loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise provided for. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used. Violations of the Circular No. 142 could result in severe monetary fines or penalties. We expect that if we convert the net proceeds from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be within the approved business scope of our PRC subsidiaries. Such business scope includes “technical services” which we believe permits our PRC subsidiaries to purchase or lease servers and other equipment and provide operational support to our consolidated affiliated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we expect to receive from this offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	the Companies Law (2005);

•	the Wholly Foreign-Owned Enterprise Law (2000); and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

As of September 30, 2010, the registered capital of our wholly foreign-owned subsidiaries 1Verge Internet and Jet Brilliant Beijing was US$95,200,000 and RMB1,000,000, respectively. 1Verge Internet and Jet Brilliant Beijing have not made any profits to date, and thus are not subject to the statutory reserve fund requirement. 1Verge Internet and Jet Brilliant Beijing have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of September 30, 2010, our PRC subsidiaries had accumulated deficits of approximately RMB109 million (US$16.3 million) in accordance with PRC accounting standards and regulations.

Regulations on Changes in the Equity Interests of Investors in Foreign Invested Enterprises

On May 28, 1997, the Ministry of Foreign Trade and Economic Cooperation, the predecessor of MOFCOM, and the SAIC jointly promulgated the Several Provisions Relating to Changes in the Equity Interests of Investors in Foreign Invested Enterprises, which took effect as of the same date. Under these provisions, the pledge of the equity interest of an investor in a foreign invested enterprise who intends to create the pledge shall be approved by the competent local branch of the MOFCOM before it becomes effective.

Our company has pledged all of its equity interest in 1Verge Internet to Venture Lending & Leasing IV, Inc., Venture Lending & Leasing V, Inc., and Venture Lending and Leasing VI, Inc. as security for one or more loan facilities in an aggregate principal amount not exceeding US$20 million for our equipment and capital financing, out of which US$14,756,098 has been drawn down as of July 15, 2010. 1Verge Internet is in the process of applying for approval from the competent local branch of the MOFCOM.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose

Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic tie to the PRC, who is referred to as a PRC resident in SAFE Circular No. 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the SAFE; and (iii) when the special purpose company undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger and division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of the SAFE before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the overseas special purpose company. See “Risk Factors— Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

To further clarify the implementation of SAFE Circular No. 75, the State Administration of Foreign Exchange issued Circular No. 106 on May 29, 2007. Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of foreign exchange registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local branch of the State Administration of Foreign Exchange. If the PRC subsidiaries of the offshore parent company do not report to the local branch of the State Administration of Foreign Exchange, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above foreign exchange registration requirements could result in liabilities for such PRC subsidiaries under PRC laws for evasion of foreign exchange restrictions, including (i) requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions.

Regulations on Employee Stock Options Plan

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly-listed company. On March 28,

2007, the State Administration of Foreign Exchange promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with the SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from the SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by the SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by the SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Many issues with respect to the Stock Option Rules require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or share option plan will be subject to the Stock Option Rules when our company becomes an overseas listed company. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiaries.

In addition, the State Administration of Taxation has issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits.

Regulations on Overseas Listing

In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. This rule requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the MOFCOM, rather than local regulators, for approval. In addition, this regulation requires that an overseas company controlled directly or indirectly by PRC companies or citizens and holding equity interests of PRC domestic companies needs to obtain the approval of the CSRC prior to listing its securities on an overseas stock exchange.

While the application of the new regulations remain unclear, based on their understanding of current PRC laws, regulations, and new procedures announced on September 21, 2006, our PRC counsel, TransAsia Lawyers, has advised us that:

(a) the China Securities Regulatory Commission currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

(b) given that 1Verge Information and 1Verge Internet were incorporated before September 8, 2006, the effective date of this regulation, and that no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation, we are not required to submit an application to the China Securities Regulatory Commission for its approval of the listing and trading of our ADSs on the NYSE.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.”

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Risk Factors—Risks Related to Doing Business in China—Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Victor Wing Cheung Koo	44	Chairman of the Board of Directors, Chief Executive Officer
George Leonard Baker Jr.	67	Independent Director
Jonathan Jia Zhu	48	Independent Director
Ye Sha	38	Independent Director
Nicholas Frederick Lawler	29	Independent Director
Bryan Zongwei Li	38	Independent Director
Dele Liu	42	Director, Chief Financial Officer, Senior Vice President
Leo Jian Yao	35	Chief Technology Officer
Frank Ming Wei	36	Senior Vice President of Operations
Sunny Xiangyang Zhu	39	Chief Editor

Victor Wing Cheung Koo is the founder of our company. Mr. Koo has served as the chairman of our board of directors and chief executive officer since our inception in September 2005. He has over 12 years of experience in Internet and media-related industries in China. From 1999 to 2005, Mr. Koo worked at Sohu, China’s leading Internet portal that is listed on the NASDAQ. Mr. Koo served in various positions at Sohu, including as president, chief operating officer and chief financial officer, helping to grow Sohu from an early-stage company to a listed Internet media property in China. Prior to joining Sohu, Mr. Koo held various senior positions in Richina Capital Partners Limited, a China-based private equity firm from 1994 to 1999, including vice president and director of business development. Prior to that, Mr. Koo worked at Procter & Gamble Co. in Hong Kong in 1993 and Bain & Company in San Francisco from 1989 to 1992. Mr. Koo received a MBA degree from Stanford University and was a Regents’ Scholar at the University of California at Berkeley, where he received a bachelor’s degree.

George Leonard Baker, Jr. has served as our director since 2007. Since 1973, Mr. Baker has been a managing director of the general partner of Sutter Hill Ventures, a venture capital firm located in Palo Alto, California. Mr. Baker currently serves on the board of Corcept Therapeutics, Inc., which is a publicly traded pharmaceutical company, as well as a number of private companies. He also serves as a director of Government of Singapore Investment Corporation Special Investments Pte Ltd., a global investment management company managing Singapore’s foreign reserves. Mr. Baker is a trustee of Yale University, where he chairs the finance committee and serves on the investment committee. Mr. Baker received a MBA degree from Stanford University and a bachelor’s degree in mathematics from Yale University.

Jonathan Jia Zhu has served as our director since 2007. Mr. Zhu has served as the managing director of Bain Capital Asia LLC, or Bain Capital, since 2006, where he is responsible for private equity investment activities in Asia and serves on the boards of Bain Capital’s various portfolio companies, including SinoMedia Holding Limited and GOME Electrical Appliances Holding Limited, both of which are listed on the Hong Kong Stock Exchange. Prior to joining Bain Capital, Mr. Zhu worked at Morgan Stanley Asia Limited from 1995 to 2006, where he became managing director in 2000 and chief executive officer of China business in 2004. Before joining Morgan Stanley, Mr. Zhu worked with Shearman & Sterling from 1992 to 1994 as an attorney. Mr. Zhu is also a board member of Nanjing University and the Hong Kong Ballet. Mr. Zhu received a J.D. degree from Cornell Law School, a master’s degree from Nanjing University and a bachelor’s degree from Zhengzhou University.

Ye Sha has served as our director since November 2010. Mr. Sha has been a managing director of Chengwei Ventures since 2009. He also serves as a director of Sunny Optical Technology (Group) Company Limited, an optical manufacturing company listed on the Hong Kong Stock Exchange. From 2008 to 2009, Mr. Sha was the general manager of the China business at Convergys Corporation. From 2000 to 2008, he was the founder and chief executive officer of BMI Asia Inc., which was subsequently acquired by Convergys Corporation. Mr. Sha received a master’s degree in computer science from Wesleyan University and a bachelor’s degree in computer science from Shanghai Jiao Tong University.

Nicholas Frederick Lawler has served as our director since June 2008. Mr. Lawler has worked at Maverick Capital, Ltd. and its affiliates, or Maverick, one of our largest shareholders since 2004, as a financial analyst and then managing director in the media and telecom sector. Starting in 2010, he became the Asian sector head for Maverick. Mr. Lawler received a bachelor’s degree in economics with a concentration in finance with high distinction from the University of Virginia.

Bryan Zongwei Li has served as our director since November 2010. Mr. Li currently serves as an executive director and the chief financial officer of Yingli Green Energy Holding Company Limited, or Yingli, a vertically integrated photovoltaic product manufacturer in China listed on the NYSE. Prior to joining Yingli in November 2006, Mr. Li served as a senior audit manager and an audit manager at PricewaterhouseCoopers for 11 years. Mr. Li received a master’s degree in business administration from Olin School of Business of Washington University, and he graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li is a certified member of Chinese Institute of Certified Public Accountants.

Dele Liu has served as our director since November 2010, and served as our chief financial officer and senior vice president since 2006. He has ten years of experience in the private equity industry in China. Prior to joining our company, Mr. Liu was a vice president of Power Pacific Corporation Limited, a subsidiary of Power Corporation of Canada from 1996 to 2005, during which he also served on the board of directors of a number of private companies. Mr. Liu worked at Richina Capital Partners Limited as an investment manager from 1995 to 1996. Mr. Liu attended an executive program for management development at Harvard Business School in 2001 and received a bachelor’s degree in economics from Shanghai Maritime University.

Leo Jian Yao has served as our chief technology officer since 2007, and as our chief architect from 2006 to 2007. Before joining our company, Mr. Yao served as the chief technology officer of Sino Credit Technologies (China) Inc., a leading credit card marketing portal in China, from 2005 to 2006, responsible for technology product development. From 2004 to 2005, Mr. Yao was the technology director at an affiliate of New Oriental Education & Technology Group Inc., a NYSE-listed company. From September 2000 to June 2002 and from April 2003 to May 2004, Mr. Yao was head of network operations at Sohu, responsible for 24-7 operational maintenance of Sohu. Mr. Yao received a bachelor’s degree in engineering from Southwest Jiaotong University.

Frank Ming Wei has served at various positions in our company since 2007, including senior vice president, vice president and assistant to the chief executive officer. Mr. Wei leads our sales team. Prior to joining our company, he worked as a sales director of Focus.cn, a leading real estate website in China operated by Sohu, from 2005 to 2007. From 2000 to 2005, he worked as sales manager and then assistant to the president of Sohu, where he was responsible for operations of various commercial projects. Mr. Wei received a bachelor’s degree in computer science from Southwest University.

Sunny Xiangyang Zhu has served as our chief editor since 2006. Mr. Zhu established and leads our content team. Before joining our company, he worked at Beijing Flying Network Music Software

Development Co., Ltd. as a content director from 2004 to 2005. From 2001 to 2004, he served as the content director at China Guangya Radio Information Internet Ltd., where he was responsible for professional content syndication services. From 1999 to 2001, he worked at Sohu, building up its music and movie channels. Mr. Zhu attended the undergraduate program in Nanjing Political Institute and received a junior college diploma from Anhui University.

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Messrs. Bryan Zongwei Li, George Leonard Baker Jr. and Ye Sha. Mr. Li is the chairman of our audit committee. Each of Messrs. Li and Baker satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. Mr. Sha satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.    Our compensation committee consists of Messrs. Ye Sha, George Leonard Baker Jr. and Nicholas Frederick Lawler. Mr. Sha is the chairman of our compensation committee. Each of Messrs. Sha, Baker and Lawler satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.     Our corporate governance and nominating committee consists of Messrs. Victor Wing Cheung Koo, Jonathan Jia Zhu, Nicholas Frederick Lawler and Bryan Zongwei Li. Each of Messrs. Zhu, Lawler and Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Cayman Islands law does not prescribe by statute the specific duties of directors of Cayman companies and therefore the duties of directors are dictated by common law. Our directors have certain duties of care, diligence and skill as well as a fiduciary duty to act in the best interests of our company. Our directors are not required to exhibit in the performance of their duties a greater degree of skill than may reasonably be expected from persons of their knowledge and experience. Our directors must exercise reasonable care and diligence but will not be liable for errors of judgment and therefore they may rely upon opinions and advice of outsiders but must still exercise their business judgment based upon such advice. The fiduciary relationship of our directors is with our company and our directors therefore do not usually owe a fiduciary duty to an individual shareholder, and instead, they owe a fiduciary duty to our shareholders as a whole. In addition, our directors have a duty to act in good faith, which means they must act bona fide in the interests of our company. Our directors must also use their powers for a proper purpose. If our directors take actions which are within their powers but for purposes other than those for which such powers were conferred, they may be liable. Our directors are also required not to put themselves into a position where there is a conflict, actual or potential, between their personal interests and their duties to our company or between their duty to our company and a duty owed to another person. Finally, our directors cannot validly contract, either with one another or with third parties, as to how they shall vote at future meetings of directors.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by a one-month prior written notice. An executive officer may terminate his or her employment with us by a one-month prior written notice for certain reasons, in which case the executive officer is entitled to the same severance benefits as in the situation of termination by us without cause.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirect solicit the services of our employees, for a period of one year after termination of employment. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, we paid an aggregate of approximately RMB3.2 million (US$0.5 million) in cash to our executive officers, and we did not pay any such compensation to our non-executive directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

2006 Stock Option Scheme

On December 1, 2005, we adopted our 2006 Stock Option Scheme, or the Plan, to attract and retain the best personnel and promote the success of our business. We amended the Plan on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. Our board of directors authorized the issuance and reservation of up to 140,441,231 ordinary shares as of December 16, 2009 subject to exercise of option awards granted under the Plan by the optionees. As of November 12, 2010, options to purchase 139,520,233 ordinary shares were outstanding. The following table summarizes the options we granted to some of our directors, executive officers and other individuals as a group under the Plan that were outstanding as of November 12, 2010.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bryan Zongwei Li	*	0.48	November 10, 2010	November 9, 2020

Dele Liu	*	0.02	Prior to January 1, 2007	(2)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Leo Jian Yao	*	0.036	Prior to January 1, 2007	(2)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Frank Ming Wei	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Sunny Xiangyang Zhu	*	0.02	Prior to January 1, 2007	(2)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Other individuals as a group	106,020,233	(1)	(1)	(2)

*	The aggregate number of ordinary shares underlying the outstanding options held by the option grantee is less than 1% of our total outstanding shares.
(1)	We granted stock options to other individuals on the following dates and at the following exercise prices: (i) on December 1, 2005, 4,965,000 options, on February 1, 2006, 3,070,000 options and on April 1, 2006, 1,536,000 options, each with an exercise price of US$0.020 per share; (ii) on June 1, 2006, 1,075,000 options, on August 1, 2006, 547,500 options, on October 1, 2006, 985,000 options, on February 1, 2007, 14,102,500 options and on July 1, 2007, 11,225,000 options, each with an exercise price of US$0.036 per share; (iii) on December 6, 2007, 500,000 options, on January 21, 2008, 1,000,000 options and on March 1, 2008, 15,222,000 options, each with an exercise price of US$0.081128308 per share; (iv) on August 1, 2008, 2,360,000 options, on September 22, 2008, 1,500,000 options, on February 1, 2009, 11,530,000 options, on February 21, 2009, 200,000 options and on August 1, 2009, 12,243,000 options, each with an exercise price of US$0.143036134 per share; (v) on February 1, 2010, 17,179,600 options, with an exercise price of US$0.190850707 per share; (vi) on August 1, 2010, 20,079,000 options, with an exercise price of US$0.4 per share; and (vii) on November 10, 2010, 9,487,000 options, with an exercise price of US$0.48 per share. As of September 30, 2010 and November 12, 2010, 22,067,699 and 22,786,367, respectively, options had been forfeited, cancelled or exercised but not issued respectively on these dates.
(2)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Types of Awards.    The Plan permits the awards of options to purchase our ordinary shares.

Plan Administration.    Subject to any specific designation in the Plan, our board of directors will administer the Plan. Our board of directors will determine the provisions and terms and conditions of each award grant. These include, among other things, the number of ordinary shares to be granted under the Plan, the grant price, exercise price, or purchase price, restrictions or limitations on the ordinary shares, restrictions on the exercise-ability of the grants, accelerations or waivers of the allotment of ordinary shares, and forms of payment upon settlement of an award.

Letter of Offer and Acceptance Form.    Each award granted under the Plan will be evidenced by a Letter of Offer that sets forth terms, conditions and limitations for each award. To validly accept the grant of options under the Plan, an optionee needs to complete, sign and return an Acceptance Form acknowledging his or her understanding and acceptance of the terms, conditions and restrictions of the grant within seven days of the receipt of Letter of Offer.

Eligibility.    At the discretion of the board of directors, we may grant awards to employees, officers, directors, advisors or consultants of our company.

Transfer Restriction.    An option, whether vested or not, shall be personal to the optionee. Subject to certain exceptions, without a prior written consent by the company, neither the option nor any interest therein may be assignable and no optionee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any third party over or in relation to any option under the Plan.

Exercise Price and Term of Awards.    The board of directors shall determine the exercise price, grant price or purchase price for each award which shall be stated in the offer letter. Each option shall expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Vesting Schedule.    In general, the vesting of the option follows the schedule below: (i) one-sixth of the option shall be vested upon the first anniversary of the grant date; (ii) one-twelfth of the option shall be vested upon the last day of each three-month period of the second and third year after the grant date; and (iii) one-twenty fourth of the option shall be vested upon the last day of each three-month period of the fourth year after the grant date. In addition, the board of directors may provide additional vesting schedule and vesting conditions in the Letter of Offer to each optionee, including without limitation performance goals to the achieved and milestone targets to be reached by the optionee.

Amendment and Termination.    Our board of directors may at any time by resolutions amend the Plan, subject to certain exceptions. In the event of an IPO, the amendment to the Plan may be effected by an ordinary shareholders resolution as necessary to comply with the law, stock exchange rules, underwriter or transacting parties’ request. The Plan may be terminated at any time before its expiration by ordinary resolutions of the board of directors or the shareholders.

2010 Share Incentive Plan

In November 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under our 2010 Share Incentive Plan is 100,000,000 shares. As of the date of this prospectus, we have not granted any awards under this plan.

The following paragraphs describe the principal terms of our 2010 Share Incentive Plan:

Plan Administration.    The plan will be administered by a committee of one or more directors to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. The committee will determine the provisions and terms and conditions of each award grant.

Awards and Award Agreement.    Pursuant to our 2010 Share Incentive Plan, we may grant options, restricted shares or restricted share units to our directors, employees or consultants. Awards granted under our plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Option Exercise Price.    The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement and may be a fixed or variable price related to the fair market value of the shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility.    We may grant awards to our employees, directors and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest, as determined by our plan administrator. Awards other than incentive share options may be granted to our employees, directors and consultants. Incentive share options may be granted only to employees of our company or a parent or a subsidiary of our company.

Term of the Awards.    The term of each award grant shall be determined by our plan administrator, provided that the term shall not exceed ten years from the date of the grant.

Vesting Schedule.    In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Restricted share granted under our 2010 Share Incentive Plan have a four-year, a three-year, a two-year or a one-year vesting schedule. We have the right to repurchase the restricted shares until vested.

Transfer Restrictions.    Except as otherwise provided by our plan administrator, an award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. Our plan administrator by express provision in the award or an amendment may permit an award (other than an incentive share option) to be transferred to or exercised by certain persons related to the participant.

Corporate Transactions.    Except as may be provided otherwise in an individual award agreement or any other written agreement entered into by a participant and us, in the event of a change-of-control or other corporate transactions, our plan administrator may determine to provide for one or more of the following: (i) each award outstanding under the plan to terminate at a specific time in the future and give each participant the right to exercise the vested portion of the awards during a period of time as determined by our plan administrator; (ii) termination of any award in exchange for an amount of cash equal to the amount that could have been attained upon the exercise of the award; (iii) the replacement of such award with other rights or property selected by our plan administrator; (iv) the assumption of or substitution of such award by our successor, parent or subsidiary, with appropriate adjustments; or (v) payment of an award in cash based on the value of shares on the date of the corporate transaction plus reasonable interest on the award.

Amendment and Termination of the Plan.    With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of the our shareholders to the extent such approval is required by applicable laws, or in the event that such amendment increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or results in a material increase in benefits or a change in eligibility requirements, unless we decides to follow home country practice.

PRINCIPAL SHAREHOLDERS

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and includes voting or investment power with respect to our ordinary shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned immediately prior to This Offering		Ordinary Shares Being Sold in This Offering		Ordinary Shares Beneficially Owned after This Offering
	Number	%(2)	Number	%	Number	%(1)(2)	% of Voting Power(3)
Directors and Executive Officers:
Victor Wing Cheung Koo(4)	645,023,147	41.48%
George Leonard Baker Jr.(5)	142,227,795	9.15%
Jonathan Jia Zhu	—	—
Ye Sha(6)	641,511,207	41.25%
Nicholas Frederick Lawler	—	—
Bryan Zongwei Li(7)	*	*
Dele Liu(7)	*	*
Leo Jian Yao(7)	*	*
Frank Ming Wei(7)	*	*
Sunny Xiangyang Zhu(7)	*	*
All Directors and Executive Officers as a group(7)	828,114,002	52.37%

Principal Shareholders:
1Verge Holdings Ltd.(8)	626,773,147	40.31%
Brookside Capital Partners Fund, L.P.(9)	264,382,288	17.00%
Sutter Hill Funds(10)	192,270,567	12.36%
Maverick Funds(11)	178,365,920	11.47%
Farallon Funds(12)	172,018,194	11.06%

*	Less than 1% of our total outstanding shares.
(1)	Assumes that the underwriters do not exercise their option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after the date of this prospectus. The total number of shares outstanding as of the date of this prospectus is 1,555,022,965. The total number of shares outstanding after the completion of this offering will be .
(3)

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power with respect to all of our Class A and Class B ordinary shares as a single class. Each holder of our Class B ordinary shares is entitled to three votes per share and each holder of Class A ordinary shares is entitled to one vote per share held by our shareholders on all matters submitted to them for a vote. Subject to certain exceptions, our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a 1-for-1 basis.

(4)	Represents (i) 18,250,000 ordinary shares owned by 1Look Holdings Ltd., a British Virgin Islands company ultimately owned by Mr. Koo; and (ii) 346,750,000 ordinary shares and 280,023,147 ordinary shares issuable upon the conversion of 39,187,500 Series A preferred shares, 39,187,500 Series B-1 preferred shares, 35,625,000 Series B-2 preferred shares, 40,984,461 Series C preferred shares, 11,622,937 Series D preferred shares, 104,531,968 Series E preferred shares and 8,883,781 Series F preferred shares owned by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Funds. Victor Koo and Eric Xun Li are the directors of 1Verge Holdings Ltd. Mr. Koo disclaims beneficial ownership of shares mentioned in (ii) except to the extent of his pecuniary interest therein. The business address of Mr. Koo is 5/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, People’s Republic of China.
(5)	Represents ordinary shares issuable upon the conversion of (i) 53,005,321 Series B1 preferred shares, 27,812,560 Series B2 preferred shares, 28,864,172 Series C preferred shares, 8,223,073 Series D preferred shares and 14,100,836 Series E preferred shares held by Sutter Hill Ventures, a California Limited Partnership, of which Sutter Hill Ventures, L.L.C. is the general partner, of which Mr. Baker is one of the eleven managing directors; (ii) 1,874,300 Series B1 preferred shares, 866,191 Series B2 preferred shares, 964,730 Series C preferred shares, 271,410 Series D preferred shares and 498,619 Series E preferred shares held by Saunders Holdings, L.P., a California limited partnership of which Mr. Baker is a general partner; (iii) 2,652,821 Series B1 preferred shares, 866,191 Series B2 preferred shares, 1,238,791 Series C preferred shares and 348,513 Series D preferred shares held by Mr. Baker who is a member of our board of directors; and (iv) 640,267 Series E preferred shares held by Wells Fargo Bank, N.A. FBO SHV Profit Sharing Plan FBO G. Leonard Baker, Jr., a California retirement trust for the benefit of Mr. Baker. Mr. Baker disclaims beneficial ownership of shares mentioned in (i) and (ii) except as to his pecuniary interest therein. The business address of Mr. Baker is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.
(6)	Represents (i) ordinary shares issuable upon the conversion of 2,062,500 Series A preferred shares, 2,062,500 Series B1 preferred shares, 1,875,000 Series B2 preferred shares, 2,157,077 Series C preferred shares, 611,734 Series D preferred shares, 5,501,683 Series E preferred shares and 467,567 Series F preferred shares owned by Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds. Chengwei Funds are managed by their general partner and managing member Chengwei Ventures Evergreen Management, LLC, a Cayman Islands exempted limited liability company of which Ye Sha is a managing director and holds voting and dispositive power over the Chengwei Funds; and (ii) 346,750,000 ordinary shares and 280,023,147 ordinary shares issuable upon the conversion of 39,187,500 Series A preferred shares, 39,187,500 Series B-1 preferred shares, 35,625,000 Series B-2 preferred shares, 40,984,461 Series C preferred shares, 11,622,937 Series D preferred shares, 104,531,968 Series E preferred shares and 8,883,781 Series F preferred shares owned by 1Verge Holdings Ltd., a British Virgin Islands owned by 1Look Holdings Ltd. and Chengwei Funds. As a managing director of Chengwei Funds, Mr. Sha may be deemed to have voting and dispositive power over the shares held by 1Verge Holdings Ltd. Mr. Sha disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. The business address of Mr. Sha is Suite C, No. 33, Lane 672 Changle Road, Shanghai 200040.
(7)	Certain of our directors and executive officers have been granted options pursuant to our 2006 Stock Option Scheme. See “Management—2006 Stock Option Scheme.”
(8)	Represents 346,750,000 ordinary shares and 280,023,147 ordinary shares issuable upon the conversion of 39,187,500 Series A preferred shares, 39,187,500 Series B-1 preferred shares, 35,625,000 Series B-2 preferred shares, 40,984,461 Series C preferred shares, 11,622,937 Series D preferred shares, 104,531,968 Series E preferred shares and 8,883,781 Series F preferred shares owned by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Funds. Victor Koo and Eric Xun Li are the directors of 1Verge Holdings Ltd. The registered address of 1Verge Holdings Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(9)	Represents ordinary shares issuable upon the conversion of 178,729,231 Series C preferred shares, 27,964,962 Series D preferred shares, 47,157,279 Series E preferred shares and 10,530,816 Series F preferred shares owned by Brookside Capital Partners Fund, L.P., or Brookside, a Delaware limited partnership, whose sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership, whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company, whose sole managing member is Mr. Domenic J. Ferrante. Mr. Ferrante, by virtue of the relationships described above, may be deemed to beneficially own the shares held by Brookside. Brookside Capital Investors, L.P., Brookside Capital Management, LLC and Mr. Ferrante disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of Brookside is 111 Huntington Avenue, Boston, MA 02199.
(10)	Represents all shares referenced in footnote (5) plus the ordinary shares issuable upon the conversion of 22,694,881 Series B1 preferred shares, 7,149,050 Series B2 preferred shares, 11,270,615 Series C preferred shares, 3,316,676 Series D preferred shares and 5,611,550 Series E preferred shares owned by individuals affiliated with Sutter Hill Ventures, a California Limited Partnership, and entities affiliated with such individuals. We refer to these individuals and entities affiliated with Sutter Hill Ventures collectively as Sutter Hill Funds. Together with Mr. Baker, they are the eleven managing directors of the general partner and share voting and investment decision of shares owned by Sutter Hill Ventures. The natural persons are David L. Anderson, G. Leonard Baker, Jr., Jeffrey W. Bird, Tench Coxe, James C. Gaither, Gregory P. Sands, Andrew T. Sheehan, Michael L. Speiser, David E. Sweet, James N. White and William H. Younger, Jr. The address of Sutter Hill Funds is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

(11)	Represents ordinary shares issuable upon the conversion of 139,824,080 Series D preferred shares, 31,438,186 Series E preferred shares and 7,102,926 Series F preferred shares held by Maverick Fund Private Investments, Ltd., Maverick USA II, Corp. and Maverick II Holdings, Ltd. We refer to these funds collectively as Maverick Funds. Maverick Capital, Ltd. is an investment adviser and may be deemed to have beneficial ownership of the shares held by Maverick Funds through the investment discretion it exercises over these accounts. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Lee S. Ainslie III is the manager of Maverick Capital Management, LLC who possesses sole investment discretion, including the ability to vote and dispose of the shares, pursuant to Maverick Capital Management, LLC’s regulations. The address of Maverick Funds is 300 Crescent Court, 18th Floor, Dallas, TX 75201.
(12)	Represents ordinary shares issuable upon the conversion of 41,250,000 Series A preferred shares, 41,250,000 Series B1 preferred shares, 37,500,000 Series B2 preferred shares, 36,978,462 Series C preferred shares, 11,885,109 Series D preferred shares and 3,154,623 Series F preferred shares held by Farallon Capital Offshore Investors II, L.P., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P. and Farallon Capital Institutional Partners III, L.P. We refer to these funds collectively as Farallon Funds. Farallon Partners, L.L.C. as Farallon Funds’ general partner may be deemed to be a beneficial owner of the shares held by Farallon Funds. The managing members of Farallon Partners L.L.C. with power to exercise investment discretion are: Thomas F. Steyer, Andrew J.M. Spokes, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Michael Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Mark C. Wehrly. The address of Farallon Capital Offshore Investors II, L.P. is Harbour Centre, P.O. Box 896, George Town Grand Cayman, Cayman Islands, and the address of the other Farallon Funds is One Maritime Plaza, Suite 2100, San Francisco, CA 94111.

As of the date of this prospectus, none of our ordinary shares is held by record holders in the United States and a total of 652,818,665 preferred shares are held by 63 record holders in the United States, representing approximately 41.98% of our total outstanding shares. None of our existing shareholders has different voting right from other shareholders after the completion of this offering. Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Immediately prior to the completion of this offering, (i) all ordinary shares held by 1Look Holdings Ltd., which is wholly owned by Victor Koo, and its affiliates will be automatically re-designated as Class B ordinary shares on a 1-for-1 basis, (ii) all preferred shares held by Chengwei Funds and their affiliates will be automatically converted into Class B ordinary shares on a 1-for-1 basis, and (iii) all preferred shares held by our shareholders other than Chengwei Funds and their affiliates will be automatically converted into Class A ordinary shares on a 1-for-1 basis. See “Description of Share Capital—Ordinary Shares” for a more detailed description of our Class A ordinary shares and Class B ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with 1Verge Information and Jiaheyi

PRC law currently limits foreign equity ownership of companies that provide Internet content and online advertising businesses. To comply with these foreign ownership restrictions, we operate our website and provide online video and online advertising services in China through a series of contractual arrangements with 1Verge Information, Jiaheyi and their respective shareholders. For a description of these contractual arrangements, see “Corporate Structure.”

Private Placements

In November 2005, we issued 60,000,000 Series A preferred shares, at a price of US$0.05 per share, to Chengwei Funds and Farallon Funds. In January 2007, we issued additional 22,500,000 Series A preferred shares to the same investors for no consideration, whereby the price per Series A preferred share was reduced to US$0.03636364.

In January 2007, we issued an aggregate of 165,825,000 Series B1 preferred shares, at a price of US$0.03636364 per share. In July 2007, we issued an aggregate of 112,875,000 Series B2 preferred shares, at a price of US$0.05333333 per share. The investors in our Series B1 and B2 preferred share private placements included Chengwei Funds, Farallon Funds and certain Sutter Hill Funds.

In November 2007, we issued an aggregate of 308,770,154 Series C preferred shares, at a price of US$0.081128308 per share, to a group of investors, including Chengwei Funds, Farallon Funds, certain Sutter Hill Funds and Brookside. On April 23, 2008, we entered into an equipment loan and security agreement with Venture Lending & Leasing IV, Inc., or VLLIV, and Venture Lending & Leasing V, Inc., or VLLV, pursuant to which VLLIV and VLLV agreed to make term loans to us from time to time in an aggregate principal amount not exceeding US$10,000,000. Under this loan agreement, we borrowed loans in an aggregate principal amount of US$9,756,098 and granted to VLLIV and VLLV warrants to purchase 8,523,082 Series C preferred shares as a partial consideration for the loans. These warrants will be exercised immediately prior to the completion of this offering.

In June 2008, we issued an aggregate of 209,737,212 Series D preferred shares, at a price of US$0.143036134 per share, to a group of investors, including Chengwei Funds, Farallon Funds, Maverick Funds, certain Sutter Hill Funds, VLLIV, VLLV and Brookside.

In November 2009, we issued an aggregate of 209,849,890 Series E preferred shares, at a price of US$0.190850707 per share, to a group of investors, including Chengwei Funds, certain Maverick Funds, certain Sutter Hill Funds and Brookside. On July 13, 2010, we entered into a working capital loan and security agreement with VLLV and Venture Lending & Leasing VI, Inc., or VLLVI, pursuant to which VLLV and VLLVI agreed to make term loans to us from time to time in an aggregate principal amount not exceeding US$10,000,000. As of the date of July 14, 2010, we borrowed loans in an aggregate principal amount of US$5,000,000 under this agreement and granted to VLLV and VLLVI warrants to purchase either Series E preferred shares or the next round preferred shares upon the exercises of warrant as a partial consideration for the loan. The remaining US$5,000,000 loan commitment under this agreement expired on October 31, 2010. These warrants will be exercised immediately prior to the completion of this offering.

In September 2010, we issued an aggregate of 100,465,709 Series F preferred shares, at a price of US$0.49768225 per share, to a group of investors, including Chengwei Funds, Farallon Funds,

Brookside, Maverick USA II, Corp. and certain entities affiliated with T. Rowe Price New Horizons Fund, Inc. and Morgan Stanley Investment Management Small Company Growth Trust.

None of the holders of our preferred shares or warrants to purchase our preferred shares was our related party prior to each holder’s investment in our securities. The price of each series of preferred shares was determined based on arm’s-length negotiations between us and the relevant investors and was approved by our board of directors. Holders of each series of preferred shares may elect to convert part or all of the preferred shares held by them into our ordinary shares, based on the then effective conversion price. Each of Series A, B1, B2, C, D, E and F preferred shares will automatically convert into ordinary shares at their then effective conversion prices immediately prior to the closing of this offering. The initial conversion price is equal to the original per share purchase price, subject to adjustments from time to time in accordance with the applicable provisions of our current effective amended and restated memorandum and articles of association.

Shareholders’ Agreement

In connection with our Series F preferred shares private placement in September 2010, we and our shareholders entered into an amended and restated shareholders’ agreement, which amended and restated the shareholders agreements we previously entered into with the investors of our Series A, Series B1, Series B2, Series C, Series D and Series E preferred shares. Pursuant to this amended and restated shareholders’ agreement, our board of directors will consist of seven directors: one director is our chief executive officer; one is nominated by Brookside; one is nominated by Maverick Funds or their investment advisor; one is nominated by Chengwei Funds; one is nominated by Sutter Hill Funds; one is an independent director nominated by our chief executive officer and approved by each of the above directors; and one is a financial expert and an independent director nominated by our chief executive officer and approved by each of the other directors.

The convertible redeemable preferred shareholders have preemptive rights with respect to any issuance of securities by us, subject to certain exceptions, including our issuance of securities in connection with this offering. The preferred shareholders have a right of first refusal for any proposed share transfers by any of the transferring shareholders, subject to certain exceptions. In addition, under our currently effective amended and restated memorandum and articles of association, without the prior approval of the holders representing 75% or more of the preferred shares on an as-converted basis, our company shall not create or issue any new class or series of shares or debt having rights, preferences or privileges senior to or on a parity with the existing preferred shares, and shall not create any new plan for the grant of ordinary shares or ordinary shares options under the 2006 Stock Option Scheme. Under the amended and restated shareholders’ agreement, our convertible redeemable preferred shareholders and the holders of ordinary shares converted from our preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration. See “Description of Share Capital—Registration Rights.” Except for the registration rights, the shareholders’ rights under the amended and restated shareholders’ agreement will terminate automatically upon the closing of this offering.

Employment Agreements

See “Management—Employment Agreements.”

Share Options

See “Management—2006 Stock Option Scheme.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital, being US$50,000, is divided into 5,000,000,000 shares of par value of US$0.00001 each, comprising 3,797,418,953 ordinary shares with a par value of US$0.00001 each and 1,202,581,047 preferred shares with a par value of US$0.00001 each, of which 82,500,000 preferred shares are designated as Series A preferred shares, 165,825,000 preferred shares are designated as Series B-1 preferred shares, 112,875,000 preferred shares are designated as Series B-2 preferred shares, 317,398,462 preferred shares are designated as Series C preferred shares, 209,737,212 preferred shares are designated as Series D preferred shares, 213,779,664 preferred shares are designated as Series E preferred shares and 100,465,709 preferred shares are designated as Series F preferred shares. As of the date of this prospectus, there are 365,000,000 ordinary shares, 82,500,000 Series A preferred shares, 165,825,000 Series B-1 preferred shares, 112,875,000 Series B-2 preferred shares, 308,770,154 Series C preferred shares, 209,737,212 Series D preferred shares, 209,849,890 Series E preferred shares and 100,465,709 Series F preferred shares issued and outstanding. Immediately prior to the completion of this offering, our authorized share capital, being US$50,000, will be divided into 5,000,000,000 shares of par value US$0.00001 each, comprising (i) 3,137,657,746 Class A Ordinary Shares; (ii) 659,761,207 Class B Ordinary Shares; (iii) 82,500,000 Series A Preferred Shares; (iv) 165,825,000 Series B-1 Preferred Shares and 112,875,000 Series B-2 Preferred Shares; (v) 317,398,462 Series C Preferred Shares; (vi) 209,737,212 Series D Preferred Shares; (vii) 213,779,664 Series E Preferred Shares; and (viii) 100,465,709 Series F Preferred Shares. Immediately prior to the completion of this offering, (i) all ordinary shares held by 1Look Holdings Ltd., which is wholly owned by Victor Koo, and its affiliates will be automatically re-designated as Class B ordinary shares on a 1-for-1 basis, (ii) all preferred shares held by Chengwei Funds or their affiliates will be automatically converted into Class B ordinary shares each on a 1-for-1 basis, and (iii) all preferred shares held by our shareholders other than Chengwei Funds and their affiliates will be automatically converted into Class A ordinary shares on a 1-for-1 basis.

We will adopt a further amended and restated memorandum and articles of association prior to the completion of this offering. This new memorandum and articles of association will become effective upon completion of this offering and will replace the current amended and restated articles of association in its entirety. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General.    Upon and after the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. The Companies Law provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities.

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Voting Rights.    In respect of matters requiring shareholders’ votes, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. In addition, the following matters are subject to the approval by the holders representing a majority of the aggregate voting power of our company and also by the holders of a majority of total outstanding Class A ordinary shares: (i) a change of control event, (ii) issuance of that number of ordinary shares, or of securities convertible into or exercisable for that number of ordinary shares, equal to or in excess of 20% of the number of all ordinary shares outstanding immediately prior to the issuance of such shares or securities on an as-converted basis, if (x) such ordinary shares are sold at a per share price less than the per share book or market value of the ordinary shares or (y) such securities convertible into or exercisable for the ordinary shares have a per share conversion or exercise price which is less than the per share book or market value of the ordinary share; (iii) election of director(s) to the board at an annual general meeting; and (iv) issuance of ordinary shares or of securities convertible into or exercisable for ordinary shares to a director, officer or substantial security holder of our company on an individual basis exceeding either 1% of the total outstanding ordinary shares on an as-converted basis or 1% of the aggregate voting power outstanding before such issuance. Voting at any shareholder’s meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10% of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares.    Subject to our memorandum and articles of association, which allows our directors to decline to register a transfer of any share which is not fully paid or on which we have lien and to decline to recognize an instrument of transfer should it fail to comply with the form prescribed by our board or our transfer agent, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Liquidation.    On a liquidation, winding up or otherwise, before any distribution or payment shall be made to the holders of ordinary shares, an amount shall be paid for the preferred shares. Assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    The provisions of the Companies Law, in summary, provides that we may issue shares which are to be redeemed or are liable to be redeemed at the option of our directors or a shareholder. In addition, the Companies Law allows us to purchase our own shares, including any redeemable shares. Shares to be purchased or redeemed must be fully paid and there must remain at least one shareholder of the company holding shares. Share re-purchases or redemptions may be funded out of profits, capital or share premium, but to the extent funds other than profits are used, it is statutorily required that we be able to pay our debts as they fall due in our ordinary course of business following such a purchase or redemption. Subject to these provisions, our articles of association allow us to issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of our articles of association, be varied either with the written consent of the holders of 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records, with the exception that, pursuant to statutory requirements, any of our creditors or shareholders may inspect our register of mortgages and charges, which includes details of any mortgage or charge having an affect on our assets. We will provide our shareholders with annual audited financial statements. See “Additional Information.”

Anti-Takeover Provisions.    Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

History of Securities Issuances

The following is a summary of our securities issuances since the inception of Youku.com Inc.

Ordinary shares.    We were incorporated in the Cayman Islands on September 20, 2005. Upon incorporation, we issued 365,000,000 ordinary shares with a par value of US$0.00001 per share to 1Look Holdings Ltd., a BVI company 100% owned by our founder Mr. Victor Koo. As of the date of this prospectus, there were 3,797,418,953 ordinary shares authorized and 365,000,000 ordinary shares issued and outstanding.

Preferred Shares.    See “Related Party Transactions—Private placements” for a description of preferred shares we have issued as of the date of this prospectus.

Option Grants.    We granted to certain of our directors, officers and employees options to purchase an aggregate of 139,520,233 ordinary shares that were outstanding as of November 12, 2010. See “Management—2006 Stock Option Scheme.”

We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, Section 4(2) of the Securities Act or Rule 701 under the Securities Act regarding transactions not involving a public offering. No underwriters were involved in any of these issuances.

Exempted Company

We are an exempted company duly incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company, the objects of which are to conduct business mainly outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the material exemptions and privileges, including (a) an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies, (b) an exempted company is not required to open its register of members for inspection, (c) an exempted company does not have to hold an annual general meeting, (d) an exempted company may in certain circumstances issue no par value, negotiable or bearer shares, and (e) an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Furthermore, the Companies Law provides that the ownership of shares in Cayman Islands companies is determined by the entry of shareholders in a company’s statutory register of members. Therefore, the shares that are the subject of this offering or any future offering or trading will be considered to have been validly issued pursuant to our amended and restated memorandum and articles of association once the issuance has been duly authorized and once our register of members has been updated to reflect their issuance.

Differences in Corporate Law

The Companies Law is based historically on that of the United Kingdom but there are substantial differences from current English law. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies, provided that the surviving company is a Cayman Islands company. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class; and (b) if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company, a special resolution of the shareholders of each constituent company voting together as one class. In either case, a shareholder shall have the right to vote regardless of whether the shares that he or she holds otherwise give him or her voting rights. Once approved, the plan must be filed with the Registrar of Companies together with, among other things, a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of a scheme of arrangement provided that the arrangement is approved by a majority in number representing seventy-five (75) per cent in value of the shareholders or creditors or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The meeting to approve the proposed scheme must be convened by the Grand Court of the Cayman Islands and the scheme of arrangement as approved by the shareholders or creditors must then be sanctioned by the Grand Court of the Cayman Islands, and does not become binding until a copy of the order sanctioning the scheme is delivered to the Registrar of Companies for registration. Persons voting at the court meeting and where the court determines, other persons with a substantial interest, may be heard at the hearing of the petition. The court must be satisfied of the following:

•

the statutory provisions were complied with, including notification to affected persons as required by the Court order convening the meeting, dispatch of the scheme document and approval of the scheme by the requisite majorities;

•

the class was fairly represented by those who attended the meeting and the statutory majority were acting bona fide and were not coercing the minority in order to promote interests adverse to those of the class to whom they purported to represent; and

•	the proposal is such that an intelligent and honest man, a member of the class concerned and acting in respect of his interests, might reasonably approve.

When a take-over offer is made and 90.0% of the holders of the shares accept the offer within four months of the offer having been made, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer and the offeror would likewise be obligated to acquire such shares unless otherwise ordered by the Court. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authority, which has been applied in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Transactions with Directors.    Under the Delaware General Corporation Law, or the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (i) the material facts of any interested directors, interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts of any interested directors, interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, except that they require that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve among other things more particularly described below. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of                      or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement in which he is interested, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering amended and restated memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Majority Independent Board.    A domestic U.S. company listed on the NYSE must comply with NYSE requirement that a majority of the board of directors must be comprised of independent directors as defined under Section 303A of the Corporate Governance Rules of the NYSE. As a Cayman Islands corporation, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the NYSE rules where there is no similar requirement under the laws of the Cayman Islands. However, we have no present intention to rely on home country practice with respect to our corporate governance matters, and we intend to comply with the NYSE rules after the completion of this offering.

Shareholder Action by Written Consent.    Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Cayman Islands law and our post-offering articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals and Meeting of Shareholders.    The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association of a Cayman Islands company. Our post-offering memorandum and articles of association allow our shareholders holding not less than one-third of our paid-up voting share capital to requisition an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings and our post-offering articles of association provide that we may (but are not obliged to) hold an annual general meeting. We will, however, be required by the rules of the NYSE to hold an annual general meeting as our annual general meeting, and therefore we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Cumulative Voting.    Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering articles of association, directors can be removed by a special resolution of shareholders.

Transactions with Interested Shareholders.    The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents.    Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our post-offering memorandum and articles of association may be amended with a special resolution.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification.    Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

We intend to adopt an amended and restated memorandum and articles of association upon the closing of this offering. Under our amended and restated memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful. Our amended and restated memorandum and articles of association may also provide for indemnification of such person in the case of a suit initiated by our company or in the right of our company.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Pursuant to our current amended and restated shareholders’ agreement entered into in September 2010, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and ordinary shares converted from our preferred shares. Set forth below is a description of the registration rights granted under this agreement.

Demand Registration Rights.    Holders of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected two demand registrations. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Form F-3 Registration Rights.    When we are eligible for use of Form F-3, holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 as long as the reasonably anticipated gross proceeds of the registration exceed US$5 million (or, in the case of registrable securities proposed to be sold by a holder of Series C, Series D, Series E or Series F preferred shares, the reasonably anticipated gross proceeds exceed US$1 million). We, however, are not obligated to effect a registration on Form F-3 if, among other things, we have already effected two registrations within any twelve-month period preceding the date of the registration request. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determine in good faith that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any twelve-month period.

Piggyback Registration Rights.    If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to a company stock plan or corporate reorganization, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares. Such requests for registrations are not counted as demand registrations.

Expenses of Registration.    We will pay all expenses relating to any demand, piggyback or Form F-3 registration, except for underwriting discounts and commissions relating to the sale of registrable securities, unless, subject to a few exceptions, a registration request is subsequently withdrawn at the request of the holders of registrable securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 10/F, Harbour Front (II), 22 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We will appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs are detailed in the deposit agreement. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive              Class A ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, we nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.”

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (including U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A Ordinary Shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Class A ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•

The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

If you hold ADRs, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders pursuant to the terms of the deposit agreement upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the Class A ordinary shares represented by your ADSs at any time except for:

•

temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the Section entitled “Description of Share Capital—Ordinary Shares—Voting Rights.”

If we ask for your instructions in a timely manner pursuant to the deposit agreement, as soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADS holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including circumstances under which a discretionary proxy may be given to a person designated by us. At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder holding at least 10% of the shares given a right to vote at such meeting, present in person or by proxy. If the depositary timely receives voting instructions from a holder of ADSs, the depositary will endeavor to cause the Class A ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary will instruct the custodian to vote, directly or by proxy, all Class A ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary will instruct the custodian to vote, directly or by proxy, the Class A ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs.

In the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares represented by such holders’ ADSs; provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy to be given; provided, further, that no such discretionary proxy shall be given (x) with respect to any matter as to which we inform the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of the Company will be adversely affected and (y) in the event that the vote is on a show of hands.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, pursuant to the deposit agreement, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date, although our post-IPO memorandum and articles of association only otherwise require an advance notice of at least 20 days.

Both shareholders and the depositary (or its proxy) acting on behalf of ADS holders have the option of voting in person or by proxy at a shareholders’ meeting.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees

•Issuance of ADSs	Up to $0.05 per ADS issued

•Cancellation of ADSs	Up to $0.05 per ADS canceled

•Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held

•Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to $0.05 per ADS held

•Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held

•Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary

•Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when Class A ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividends and rights distributions), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. As described in the deposit agreement, we or the depositary may withhold or deduct from any distributions made in respect of Class A ordinary shares and may sell for the account of a holder any or all of the Class A ordinary shares and apply such distributions and sale proceeds in payment of any taxes (including applicable interest and penalties) or charges that are or may be payable by holders in respect of the ADSs.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. It also limits our liability and the liability of the depositary. However, the limitations will not be effective to waive liabilities under the federal securities laws of the United States because any agreement to waive the requirements of the federal securities laws of the United States is void under Section 14 of the Securities Act. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for any failure by us to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability of a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of Class A ordinary shares or release Class A ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions,” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have                      ADSs outstanding, representing approximately     % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we will apply to list the ADSs on the NYSE, we cannot assure you that a regular trading market will develop for the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), without the prior written consent of the representatives of the underwriters for a period ending 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or announce any material news or a material event or (2) prior to the expiration of the “lock-up” period, we announce, or if the representatives determine, that we will release earnings results during the 15-day period following the last day of the “lock-up” period, then in each case the “lock-up” period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable, unless Goldman Sachs (Asia) L.L.C. waives, in writing, such an extension.

Each of our existing shareholders, executive officers, directors and certain of our option holders has agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of Goldman Sachs (Asia) L.L.C. for a period ending 180 days after the date of this prospectus. The lock-up for our preferred shareholders party to the amended and restated shareholders’ agreement with us excludes ADSs that these shareholders may purchase in this offering or in open market transactions after the completion of this offering. In the event that either (1) during the last 17 days of the relevant “lock-up” period, we release earnings results or announce any material news or a material event or (2) prior to the expiration of the “lock-up” period, we announce, or if the representatives determine, that we will release earnings results during the 15-day period following the last day of the “lock-up” period, then in each case the “lock-up” period will be automatically extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable, unless the representatives waive, in writing, such an extension. After the expiration of the 180-day period, the ordinary shares or ADSs held by our existing shareholders, executive officers, directors and option holders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

In addition, through a letter agreement, we will instruct Citibank N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Goldman Sachs (Asia) L.L.C. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. The 180-day lock-up period may be extended under the circumstances described in the paragraph immediately preceding this paragraph.

The shareholders of 1Verge Holdings Ltd., which will directly hold a total of 626,773,147 Class B ordinary shares of our company on an as-converted basis upon the completion of this offering, have agreed among themselves not to sell our shares through 1Verge Holdings Ltd. without the unanimous consent of 1Verge Holdings Ltd.’s board of directors for a period of two years after the completion of this offering.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of us and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately              ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our special Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of TransAsia Lawyers, our special PRC counsel; and to the extent that the discussion states definitive legal conclusions under United States federal income tax law as to the material U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, and subject to the qualifications herein, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

In addition, because we are a Cayman Islands exempted company, we have the ability to apply for a tax exemption undertaking certificate from the Cayman Islands Governor in Council, whereby for a twenty-year period from the date of grant, no law which is enacted in the Cayman Islands imposing any taxes to be levied on the profits and income or gains or appreciation of a company shall apply to us or our operations. We intend to apply for such certificate prior to the end of 2010.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiaries either directly, or indirectly through our Hong Kong subsidiary. Our business operations are principally conducted through our PRC subsidiaries. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends. As our Hong Kong subsidiary owns 100% of Jet Brilliant Beijing, under the aforesaid arrangement, any dividends that Jet Brilliant Beijing pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below or a non-PRC tax resident enterprise with an establishment in the PRC and whose dividend income has a connection with such establishment. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under SAT Circular 601, such dividends would be subject to the withholding tax rate of 10%. See “Regulation—Regulations on Tax—Dividend Withholding Tax.”

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares in the offering and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock except as otherwise indicated, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States (except for the cross-references below to the New PRC EIT Law and potential PRC taxes), state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. However, where the PFIC is a CFC (as defined below) the stock of which is not publicly traded on the last day of each quarter of the taxable year, such a PFIC is required to measure its assets using adjusted basis, rather than fair market value, in applying the asset test, thereby preventing the inclusion of the value of the PFIC’s goodwill and other unbooked intangibles in the asset test, because such assets generally have no tax basis. Passive income is any income that would be foreign personal holding company income under the Code, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat 1Verge Information and Jiaheyi as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for the Unites States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of 1Verge Information and Jiaheyi for United States federal income tax purposes, we primarily operate as a provider of online video content and advertising services. We are likely treated as a CFC and a PFIC for U.S. federal income tax purposes for our taxable year that includes this offering. If we are so classified, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC (as is expected for 2011 and subsequent taxable years) and the U.S. Holder makes a “deemed sale” or “deemed dividend” election with respect to the ADSs or ordinary shares. If you make a “deemed sale” election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC (the “termination date”). If you make a “deemed dividend” election, you will be required to include in income as a deemed dividend your pro-rata share of our earnings and profits accumulated during any portion of your holding period ending at the close of the termination date and attributable to the ADSs or ordinary shares held on the termination date. Any gain from such deemed sale or any deemed dividend would be subject to the consequences described below under “Passive Foreign Investment Company Rules.” Because we have never earned a profit and do not expect to achieve profitability (as determined for financial reporting purposes) in 2010, the deemed dividend election may not to have any adverse US income federal tax effect on you. Financial reporting accounting is different, however, from the computation of net income and earnings and profits under the Code. You are urged to consult your tax adviser regarding the deemed dividend and deemed sale elections.

Although the law in this area is in many instances unclear, based on our current income and assets and projections as to the value of our ADSs and outstanding ordinary shares pursuant to this offering, we do not expect to be treated as a PFIC for our 2011 taxable year or the foreseeable future. Therefore, if you make a “deemed sale” or “deemed dividend” election, your ADSs or ordinary shares with respect to which such election was made should not be treated as shares in a PFIC unless we subsequently become a PFIC. While we do not anticipate continuing being a PFIC in 2011, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to continue being a PFIC for 2011 or subsequent taxable years. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may continue to be treated as a PFIC for one or more future taxable years. We expect to file annual reports on Form 20-F with the U.S. Securities and Exchange Commission in which we will update our expectations as to whether or not we anticipate being a PFIC for such year.

The composition of our income and our assets will also be affected by (i) future growth in activities that may potentially produce passive income, and (ii) how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of continuing to be treated as a PFIC for 2011 or subsequent taxable years may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company continuing to be treated as a PFIC for 2011 or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the value of our tangible and intangible assets from time to time, no assurance can be given that we will not continue to be treated as a PFIC for 2011 or subsequent taxable years.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written to the extent that we will not be treated as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC for our 2010 or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15 percent rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We will apply list the ADSs on the NYSE. Provided the listing is approved on the NYSE, which is an established securities market in the United States, the ADSs are expected to be readily tradable. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the New EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, we may be considered to be a qualified foreign corporation, as defined above, and therefore, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate taxpayers derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may deduct capital loss (if any) upon the sale or other disposition of ADSs or ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower-tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the listing of the ADSs on the NYSE is approved and that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not treated as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were treated as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Alternatively, U.S. Holders can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund.” However, this option will not be available to U.S. Holders because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election “deemed sale” and “deemed dividend” elections and the unavailability of the election to treat us as a qualified electing fund.

Controlled Foreign Corporation Status and Related Tax Consequences

We are likely treated as a controlled foreign corporation, or CFC, for U.S. federal income tax purposes for our taxable year that includes this offering. We will be a CFC for any taxable year in which U.S. Holders that each is treated as owning (directly, indirectly or by attribution) at least 10% of our voting shares (each a “10% U.S. Holder”) together own more than 50% of the total combined voting power of all classes of our voting shares or more than 50% of the total value of our shares. Our classification as a CFC has many complex results, but one is that any U.S. Holder that is a 10% U.S. Holder on the last day of our taxable year would be required to recognize as ordinary income its pro rata share of “Subpart F Income” of the company and its subsidiaries (which, in the company’s case, should not generally include its subsidiaries’ operating income) for the taxable year, whether or not the U.S. Holder received any distributions on its ADSs or ordinary shares during that taxable year. For this purpose, Subpart F Income includes, without limitation, sales or services income that is generated outside of the CFC’s country of organization and that involves affiliates, dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts, and certain other income. In addition, special foreign tax credit rules would apply. The U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares would be increased to reflect any taxed but undistributed earnings and profits. Any distribution of earnings and profits that previously had been taxed would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in its ADSs or ordinary shares and would not be taxed again when the U.S. Holder receives such distribution. Subject to a special limitation in the case of individual 10% U.S. Holders that have held their ADSs or ordinary shares for more than one year, if a U.S. Holder were a 10% U.S. Holder, any gain from disposition of its ADSs or ordinary shares would be treated as dividend income to the extent of accumulated earnings attributable to such ADSs or ordinary shares during the time the 10% U.S. Holder held such ADSs or ordinary shares. Each 10% U.S. Holder is urged to consult its tax advisors regarding the application of the CFC rules.

For any year in which we were both a PFIC and a CFC, if the U.S. Holder were a 10% U.S. Holder, the U.S. Holder would be subject to the CFC rules and not the PFIC rules with respect to its investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding, currently at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. is acting as the representative of the underwriters named below. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Allen & Company LLC
Pacific Crest Securities LLC
Piper Jaffray & Co.
Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional              ADSs from us. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of              additional ADSs.

Paid by Us	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Total expenses for this offering are estimated to be approximately US$             , including SEC registration fees of US$             , the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of US$             , NYSE listing fee of US$             , printing expenses of approximately US$             , legal fees of approximately US$             , accounting fees of approximately US$             , roadshow costs and expenses of approximately US$             , and travel and other out-of-pocket expenses of approximately US$             . All amounts are estimated except for the fees relating to SEC registration, FINRA filing and NYSE listing. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed with the underwriters not to, without the prior consent of the representative, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus). We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, all of our shareholders, all of our directors and executive officers and certain of our option holders have entered into a similar 180-day lock-up agreement with respect to our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities. The lock-up agreements with our preferred shareholders exclude ADSs that these shareholders may purchase in this offering or in open market transactions after the completion of this offering.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or event, as applicable.

In addition, through a letter agreement, we will instruct Citibank N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Goldman Sachs (Asia) L.L.C. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. The 180-day lock-up period may be extended under the circumstances described in the paragraph immediately preceding this paragraph.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs has been negotiated between us and the representative.

Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We will apply to list our ADSs on the NYSE under the symbol “YOKU.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the NYSE, the over-the-counter market or otherwise.

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of the ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and the ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter may not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the

Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has severally represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

Some of the underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We currently anticipate that we will undertake a directed share program pursuant to which we will direct the underwriters to reserve up to              ADSs for sale at the initial public offering price to directors, officers, employees, business associates and related persons through a directed share program. The number of ADSs available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved ADSs. Any ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

Goldman Sachs (Asia) L.L.C. is acting as sole global coordinator and sole bookrunner for this offering.

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Appleby. Certain legal matters as to PRC law will be passed upon for us by TransAsia Lawyers and for the underwriters by Haiwen & Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Appleby with respect to matters governed by Cayman Islands law and TransAsia Lawyers with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2009 included in this prospectus have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The offices of Ernst & Young Hua Ming are located at Level 16, Ernst & Young Tower, Tower E3, Oriental Plaza, No. 1 East Chang An Ave, Dong Cheng District, Beijing, China 100738.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form F-1, including relevant exhibits under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. For the fiscal year ending December 31, 2010, our annual report on Form 20-F will be due within six months following the end of such fiscal year. For fiscal years ending on or after December 15, 2011, we will be required to file our annual report on Form 20-F within 120 days after the end of each fiscal year. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Condensed Consolidated Balance Sheets as of December 31, 2009 and September 30, 2010 (Unaudited)	F-43-F-45

Unaudited Interim Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2009 and 2010	F-46

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for the Nine Months Ended September 30, 2009 and 2010	F-47

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2009 and 2010	F-48-F-49

Notes to the Unaudited Interim Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2009 and 2010	F-50-F-65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Youku.com Inc.

We have audited the accompanying consolidated balance sheets of Youku.com Inc. (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Youku.com Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

August 20, 2010

YOUKU.COM INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2008	2009	2009	2009	2009
		RMB	RMB	US$	RMB	US$
					Unaudited pro forma
					(Note 2)
ASSETS
Current assets:
Cash and cash equivalents		88,915	301,608	44,186
Short-term investments		115,366	—	—
Accounts receivable, net	3	20,939	74,960	10,982
Prepayments and other assets	4	3,380	7,754	1,136

Total current assets		228,600	384,322	56,304
Non-current assets:
Property and equipment, net	5	61,385	54,651	8,006
Prepayments and other assets	4	1,761	2,768	405

Total non-current assets		63,146	57,419	8,411

TOTAL ASSETS		291,746	441,741	64,715

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		2,615	6,309	926
Advances from customers		759	3,210	470
Accrued expenses and other liabilities	6	33,375	91,573	13,417
Current portion of long-term debt	7	18,681	24,031	3,520
Warrant liability	12	4,729	7,356	1,078

Total current liabilities		60,159	132,479	19,411
Non-current liabilities:
Long-term debt	7	31,956	14,275	2,091

Total non-current liabilities		31,956	14,275	2,091

Total liabilities		92,115	146,754	21,502

YOUKU.COM INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2008	2009	2009	2009	2009
		RMB	RMB	US$	RMB	US$
					Unaudited pro forma
					(Note 2)
Commitments and contingencies	11

Convertible redeemable preferred shares	13
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.00001 par value, 82,500,000 shares authorized, issued and outstanding as of December 31, 2008 and 2009; with aggregate amount of liquidation preference of US$3,000 for 2008 and 2009)		24,523	24,523	3,593	—	—
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.00001 par value, 278,700,000 shares authorized, issued and outstanding as of December 31, 2008 and 2009; with aggregate amount of liquidation preference of US$12,050 for 2008 and 2009)		94,248	94,248	13,807	—	—
Series C convertible redeemable preferred shares (“Series C Preferred Shares”) (US$0.00001 par value, 317,398,462 shares authorized as of December 31, 2008 and 2009, 308,770,154 shares issued and outstanding as of December 31, 2008 and 2009; with aggregate amount of liquidation preference of US$25,050 for 2008 and 2009)		183,998	183,998	26,956	—	—
Series D convertible redeemable preferred shares (“Series D Preferred Shares”) (US$0.00001 par value, 209,737,212 shares authorized, issued and outstanding as of December 31, 2008 and 2009; with aggregate amount of liquidation preference of US$30,000 for 2008 and 2009)		204,845	204,845	30,010	—	—
Series E convertible redeemable preferred shares (“Series E Preferred Shares”) (US$0.00001 par value, 209,849,890 shares authorized, issued and outstanding as of December 31, 2009; with aggregate amount of liquidation preference of US$40,050 for 2009)		—	272,985	39,992	—	—

Total convertible redeemable preferred shares		507,614	780,599	114,358	—	—
Youku.com Inc. shareholders’ equity (deficit):
Ordinary shares	14	30	30	4	110	16
Additional paid-in capital		7,769	12,473	1,826	792,992	116,172
Accumulated other comprehensive loss		(3,212)	(3,259)	(477)	(3,259)	(477)
Accumulated deficit	15	(312,570)	(494,856)	(72,498)	(494,856)	(72,498)

Total shareholders’ equity (deficit)		(307,983)	(485,612)	(71,145)	294,987	43,213

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY		291,746	441,741	64,715

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		Years ended December 31,
	Notes	2007	2008	2009	2009
		RMB	RMB	RMB	US$
Net revenues		1,778	33,022	153,626	22,506
Cost of revenues	8	(46,148)	(171,130)	(216,708)	(31,748)

Gross loss		(44,370)	(138,108)	(63,082)	(9,242)
Operating expenses:
Product development		(15,530)	(15,398)	(20,908)	(3,063)
Sales and marketing		(22,469)	(35,086)	(72,746)	(10,658)
General and administrative		(5,843)	(14,367)	(18,523)	(2,714)

Total operating expenses		(43,842)	(64,851)	(112,177)	(16,435)

Loss from operations		(88,212)	(202,959)	(175,259)	(25,677)

Interest income	2	1,013	5,384	2,054	301
Interest expense	7	—	(4,240)	(6,835)	(1,001)
Amortization of debt issuance costs		—	(2,380)	—	—
Change in fair value of derivative financial liabilities and warrant liability	12	(2,422)	(264)	(2,313)	(339)
Others, net		(62)	(1)	67	10

Loss before income taxes		(89,683)	(204,460)	(182,286)	(26,706)

Income taxes	9	—	—	—	—

Net loss		(89,683)	(204,460)	(182,286)	(26,706)

Net loss per share, basic and diluted	16	(0.25)	(0.56)	(0.50)	(0.07)

Shares used in computation, basic and diluted	16	365,011,250	365,134,375	365,432,916	365,432,916
Pro forma net loss per share, basic and diluted (unaudited)	21			(0.13)	(0.02)
Shares used in pro forma net loss per share computation, basic and diluted (unaudited)	21			1,454,990,172	1,454,990,172

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings / (accumulated deficit)	Total shareholders’ equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2007	365,000,000	30	2,806	(430)	(18,427)	(16,021)
Comprehensive loss:
Foreign currency translation adjustment				(1,741)		(1,741)
Net loss					(89,683)	(89,683)

Total comprehensive loss						(91,424)
Exercise of stock options			25			25
Share-based compensation			1,249			1,249

Balances at December 31, 2007	365,000,000	30	4,080	(2,171)	(108,110)	(106,171)

Comprehensive loss:
Foreign currency translation adjustment				(1,041)		(1,041)
Net loss					(204,460)	(204,460)

Total comprehensive loss						(205,501)
Exercise of stock options			24			24
Share-based compensation			3,665			3,665

Balances at December 31, 2008	365,000,00	30	7,769	(3,212)	(312,570)	(307,983)

Comprehensive loss:
Foreign currency translation adjustment				(47)		(47)
Net loss					(182,286)	(182,286)

Total comprehensive loss						(182,333)
Exercise of stock options			139			139
Share-based compensation			4,565			4,565

Balances at December 31, 2009	365,000,000	30	12,473	(3,259)	(494,856)	(485,612)

Balances at December 31, 2009, in US$		4	1,826	(477)	(72,498)	(71,145)

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(89,683)	(204,460)	(182,286)	(26,706)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	8,726	26,923	36,207	5,304
Bad debt expense	—	465	64	9
Amortization of debt issuance costs	—	2,380	—	—
Amortization of purchased copyright	—	1,450	4,581	671
Accretion of long-term debt discounts	—	591	1,001	147
Loss on disposal of property and equipment	47	26	44	6
Foreign exchange loss	—	1	—	—
Share-based compensation	1,249	3,665	4,565	669
Change in fair value of derivative financial liabilities and warrant liability	2,422	264	2,313	339
Changes in operating assets and liabilities:
Accounts receivable	(271)	(21,133)	(54,085)	(7,923)
Prepayments and other current assets	(4,068)	(2,789)	(8,807)	(1,290)
Accounts payable	(8,852)	293	(4)	—
Advances from customers	—	759	2,451	361
Accrued expenses and other liabilities	10,528	20,962	58,138	8,517

Net cash used in operating activities	(79,902)	(170,603)	(135,818)	(19,896)
Cash flows from investing activities:
Acquisition of property and equipment	(32,887)	(49,110)	(25,633)	(3,755)
(Purchase of) proceeds from short-term investments	(10,000)	(104,000)	114,000	16,701
Proceeds from disposal of property and equipment	7	25	—	—

Net cash (used in) provided by investing activities	(42,880)	(153,085)	88,367	12,946
Cash flows from financing activities:
Proceeds from issuance of Series B Preferred Shares	57,284	—	—	—
Proceeds from issuance of Series C Preferred Shares	185,117	—	—	—
Proceeds from issuance of Series D Preferred Shares	—	206,028	—	—
Proceeds from issuance of Series E Preferred Shares	—	—	273,413	40,055
Exercise of employee stock options	25	24	139	20
Drawdown of long-term debt	—	58,979	8,589	1,258
Principal repayments on long-term debt	—	(7,366)	(21,548)	(3,157)
Debt commitment fee received (paid)	—	(31)	26	4
Payment of convertible redeemable preferred shares issuance costs	(1,078)	(1,744)	(428)	(63)

Net cash provided by financing activities	241,348	255,890	260,191	38,117
Effect of exchange rate changes on cash and cash equivalents	(1,741)	(1,042)	(47)	(7)

Net increase (decrease) in cash and cash equivalents	116,825	(68,840)	212,693	31,160
Cash and cash equivalents at beginning of the year	40,930	157,755	88,915	13,026

Cash and cash equivalents at end of the year	157,755	88,915	301,608	44,186

Supplemental disclosures of cash flow information:
Cash paid for interest	—	3,130	5,965	874
Purchases of property and equipment included in accounts payable	9,123	2,319	6,017	881

The accompanying notes are an integral part of the consolidated financial statements

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Youku.com Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on September 20, 2005. The Company was formerly known as 1Verge Inc. and changed its name to Youku.com Inc. on June 20, 2008.

As of December 31, 2007, 2008 and 2009, the Company has established one wholly owned subsidiary in the People’s Republic of China (“PRC”) and also consolidates two variable interest entities (“VIEs”), details of which are as follows:

	Place of Incorporation	Date of Establishment	Percentage of Ownership	Principal Activities
Subsidiary
1Verge Internet Technology (Beijing) Co., Ltd. (“1Verge Internet”)	PRC	November 14, 2005	100%	Provision of general and administrative services to group companies

VIEs
1Verge Information Technology (Beijing) Co., Ltd. (“1Verge Information”)	PRC	February 24, 2006	Nil	Online video sharing and distribution services, online advertising services, and mobile value added services

Jiaheyi Advertising (Beijing) Co., Ltd. (“Jiaheyi Advertising”)	PRC	March 9, 2006	Nil	Online video sharing, and distribution services, online advertising services

In August 2006, 1Verge Internet injected additional capital into 1Verge Information through Jiaheyi Advertising. Subsequent to this capital injection, Jiaheyi Advertising became the majority shareholder, which held 90% of the total shares of 1Verge Information.

In May 2008, 1Verge Internet further injected additional capital into 1Verge Information through Jiaheyi Advertising. Subsequent to this capital injection, Jiaheyi Advertising held 95% of the total shares of 1Verge Information.

The Company, its subsidiary and VIEs are hereinafter collectively referred to as the “Group”.

The Group provides online video sharing and distribution services, online advertising services and mobile value added services through its internet site, www.youku.com. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly owned subsidiary and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, the Group operates its websites and

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

provides online advertising services in the PRC through VIEs, the PRC legal entities that were established by individuals authorized by the Group. The paid-in capital of the VIEs was funded by the Group through loans extended to the authorized individuals. The Company has entered into business operation, pledge, loan, share option, exclusive technical and consulting, domain name license and trademark license agreements (the “Contractual Agreements”) with the VIEs through 1Verge Internet, which obligate 1Verge Internet to absorb a majority of the expected losses from the VIEs’ activities and entitles 1Verge Internet to receive a majority of residual returns from the VIEs. Through these aforementioned agreements, the Company maintains the ability to approve decisions made by the VIEs, and ability to acquire the equity interests in the VIEs when permitted by the PRC laws via 1Verge Internet.

As a result of the Contractual Agreements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) subtopic 810-10, Consolidation: Overall (Pre-Codification: Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51).

The aggregate carrying amount of the total assets and total liabilities of the VIEs as of December 31, 2009 were RMB173,851 (US$25,469) and RMB534,594 (US$78,318), respectively. There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of 1Verge Internet, which is the primary beneficiary of the VIEs. The amounts of the net liabilities of VIEs as of December 31, 2009 were RMB360,743 (US$52,849). In addition, the Group has provided financial support amounting to RMB457,101 and RMB440,313 (US$64,506) that it was not previously contractually required to provide as at December 31, 2008 and 2009, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiary and VIEs in which it has a controlling financial interest. The results of the subsidiary are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the company demonstrates its ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions between the Company, its subsidiary and VIEs have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowances, recoverability and useful lives of long-lived assets, fair values of options to purchase the Company’s ordinary shares, and deferred tax

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.8259 on December 31, 2009 in the city of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Foreign currency translation and transactions

The Company’s functional currency is the US$. The Company’s subsidiary and VIEs determined their functional currencies to be the RMB, which is their respective local currency based on the criteria of ASC subtopic 830-10, Foreign Currency Matters: Overall (Pre-Codification: FASB No. 52, Foreign Currency Translation). The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity (deficit). The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, long-term debt, convertible redeemable preferred shares, and warrants. The carrying values of these financial instruments, other than long-term debt, convertible redeemable preferred shares and warrants approximate their fair values due to their short-term maturities. The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs, and no subsequent adjustment was needed except for Series A and Series B Preferred Shares. The Series A Preferred Shares were initially recorded at net proceeds plus the fair value of the put option less the fair value of call options. The Series B Preferred Shares were initially recorded at net proceeds plus the fair value of the contingent purchase right. The warrants issued in connection with the long-term debt were recorded as a liability at fair value as determined on the date of issuance and subsequently adjusted to the fair value at each reporting date (Note 7). The Group determined the fair values of convertible redeemable preferred shares call and put options and warrants with the assistance of an independent third-party valuation firm.

The carrying value of long-term debt approximates its fair value due to the fact that the related interest rates are reset each year based on prevailing market interest rates.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Cash and cash equivalents and short-term investments

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. All highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents. All highly liquid investments with original maturities greater than three months, but less than twelve months, are classified as short-term which approximate their fair value.

During the years ended December 31, 2007, 2008 and 2009, the Company recorded short-term investments interest income of RMB25, RMB3,052 and RMB1,082 (US$159) in the consolidated statements of operations, respectively.

As of December 31, 2008 and 2009, short-term investments of RMB115,366 and nil, respectively, are six-month time deposits in commercial banks and financial institutions.

As of December 31, 2008 and 2009, the fair value of short-term investments is RMB115,334 and nil, respectively, with respective gross unrecognized loss of RMB32 and nil.

Accounts receivable

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Property and equipment

Property and equipment are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office computer equipment	3 years
Office furniture and equipment	3 years
Software	3 years
Servers and network equipment	3 years
Motor vehicles	5 years

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease terms.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of the assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when ready for their intended use.

Impairment of long-lived assets

In accordance with ASC subtopic 360-10 Property, Plant and Equipment: Overall (Pre-Codification: FASB No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Revenue recognition

The Group’s revenues are derived principally from online advertising services. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured under ASC 605-10 Revenue Recognition: Overall (Pre-Codification: Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104).

Online advertising services

Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its web pages in different formats, including but not limited to video, banners, links, logos and buttons. The Group makes a credit assessment of the customer to assess the collectability of the contract prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash was received and all revenue recognition criteria were met. For contracts where the Group provides customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), since the Group sells the marketing services over a broad price range, there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement, and depending on the nature of customer arrangement, revenue may be contingent upon

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

the delivery of undelivered items. Accordingly, a combined unit of accounting is used pursuant to ASC subtopic 605-25 Revenue recognition: Multiple-Element Arrangements (Pre-Codification: Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables), and such revenues are recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above.

The Group entered into a one-year agreement in 2008 which granted the exclusive advertising rights on certain channels of the Group’s websites to one customer. The Group recognized revenue ratably during the one year contract period. No other transactions of this nature were entered into by the Group during the periods presented.

Revenue from advertising programs

The Group participates in the advertising programs run by third parties and places links to the advertisements of their customers on their website. On a monthly basis, the Group obtains data on the user traffic and the number of visitors’ clicks from these third parties. Under these programs, the Group recognizes revenues based on contractual rates applied to user traffic and the number of visitors’ clicks on the advertisements on the Group’s website.

Barter transactions

The Group enters into cross-promotional agreements, which represent advertising-for-advertising barter transactions, and follows ASC subtopic 605-20 Revenue recognition: Services (Pre-Codification: EITF Issue No. 99-17, Accounting for Advertising Barter Transactions). Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group did not recognize revenue for such barter transactions since the fair value is not determinable for any of the periods presented. The volume of such transactions is not significant.

Commissions to third-party advertising agencies

The Group provides cash incentives in the form of commissions to certain third-party advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25 (Pre-Codification: EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer). The Group accounts for cash consideration given to agencies for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value as a reduction of revenue. The Group has estimated and recorded commissions to third-party advertising agencies as follows:

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Commissions to third-party advertising agencies	—	6,379	37,866	5,547

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Business tax and surcharges

Business tax and surcharges for the years ended December 31, 2007, 2008 and 2009 of RMB151, RMB3,505 and RMB16,624 (US$2,435), respectively, were recorded in cost of revenues (Note 8) in the consolidated statements of operations. The Group’s time-based online advertising services and advertising programs are subject to business taxes, surcharges and cultural development fees totaling approximately 8.5% of revenues before deduction for commissions to agencies.

Advertising expenses

Advertising expenses, primarily advertisements through media publications, are included in “Sales and marketing” and are expensed when incurred. Advertising expense for the years ended December 31, 2007, 2008 and 2009 were RMB17,848, RMB9,759 and RMB7,317 (US$1,072), respectively.

Product development expenses

Product development expenses consist primarily of personnel-related expenses (including share-based compensation cost) incurred for the development of, enhancement to, and maintenance of the Group’s website as well as costs associated with new product development and enhancement. Depreciation expenses and other operating costs are also included in product development expenses. The Group recognizes product development costs as expense when incurred.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital leases for the years ended December 31, 2007, 2008 and 2009.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group adopted the provisions of ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall (Pre-Codification: FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109), on January 1, 2007. ASC 740-10 clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The Group recognizes in its consolidated

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to prevail, which is defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations. There was no cumulative effect from the adoption of ASC 740-10 to retained earnings as of January 1, 2007.

Loss per share

Loss per share is calculated in accordance with ASC subtopic 260-10, Earnings Per Share: Overall (Pre-Codification: FASB No. 128, Earnings per Share). Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted-average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options and the warrants, using the treasury stock method.

Share-based compensation

Options granted to employees

The Group has accounted for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall (Pre-Codification: FASB No. 123(R), Share-Based Payment), for share-based payment transactions with employees. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The Group has elected to recognize compensation costs on the straight-line method over the requisite service period with a graded vesting schedule.

Options granted to non-employees

The Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718-10 and ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees (Pre-Codification: EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services). All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. As of December 31, 2009, the Group has RMB301,608 (US$44,186) in cash and cash equivalents, which is held in cash and bank deposits with several financial institutions in the PRC and Hong Kong. Since the global financial crisis beginning in the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its deposits or investments back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

Business and economic risks

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

There were three and two customers who individually accounted for greater than 10% of total revenues for the years ended December 31, 2007 and 2008, respectively. The percentage of total revenues from the three customers was 33%, 17% and 11%, respectively, and the amount was RMB588, RMB300 and RMB200, respectively, for Baidu Online Network Technology (Beijing) Co., Ltd., Beijing Hua Shi Zhong Chi Technology Co., Ltd. and Nanjing Shanda Networking Co., Ltd. for the year ended December 31, 2007. The percentage of total revenues from the two customers was 15% and 10%, respectively, and the amount was RMB5,077 and RMB3,445, respectively, for Shanghai MeiCheng advertising Co., Ltd. and Beijing Shi Ji Hua Mei Advertising Co., Ltd. for the year ended December 31, 2008. For the year ended December 31, 2009, only Beijing Hylink Advertising Co., Ltd., accounted for 11% of total revenue and the amount was RMB17,039.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Currency convertibility risk

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents denominated in U.S. dollars. The functional currency of the Company is the U.S. dollar, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of the U.S. dollar against RMB was approximately 0.05% in 2009. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

For the years ended December 31, 2007, 2008 and 2009, the net foreign currency translation loss resulting from the translation of the U.S. dollar functional currency to the RMB reporting currency recorded in the Company’s other comprehensive loss was RMB1,741, RMB1,041 and RMB47 (US$7), respectively.

Segment reporting

In accordance with ASC subtopic 280-10, Segment Reporting: Overall (Pre-Codification: FASB No. 131, Disclosures about Segments of an Enterprise and Related Information), the Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one single operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

Comprehensive income or loss

Comprehensive income or loss is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income or loss is reported in the consolidated statements of changes in shareholders’ equity. Accumulated other comprehensive loss of the Group includes the foreign currency translation adjustments.

Unaudited pro forma shareholders’ equity

Upon the completion of a qualified initial public offering, all of the convertible redeemable preferred shares (Note 13) outstanding will automatically convert into ordinary shares.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Unaudited pro forma shareholders’ equity as of December 31, 2009, as adjusted for the assumed conversion of the convertible redeemable preferred shares, is set forth on the consolidated balance sheets.

Unaudited pro forma net loss per share

Unaudited pro forma net loss per share for year ended December 31, 2009, as adjusted for the assumed conversion of the convertible redeemable preferred shares as of January 1, 2009, is set forth on the consolidated statements of operations.

Recent accounting pronouncements

In June 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (Pre-codification: FASB No. 167, Amendments to FASB Interpretation No. 46(R)), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. ASU 2009-17 also replaces the quantitative based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, ASU 2009-17 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. ASU 2009-17 is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year entity. Early adoption is not permitted. The Group is currently evaluating the impact of the adoption of ASU 2009-17 on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605-25 regarding revenue arrangements with multiple deliverables. This update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Group is currently assessing the impact, if any, of the adoption of ASU 2009-13 on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures (Pre-codification: FASB No. 157 Fair Value Measurements) to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements and (4) the transfers between Level 1, 2 and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales,

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-08 (“ASU 2010-08”), Technical Corrections to Various Topics. This amendment eliminated inconsistencies and outdated provisions and provided the needed clarifications to various topics within ASC topic 815 (“ASC 815”). The amendments are effective for the first reporting period (including interim periods) beginning after issuance (February 2, 2010), except for certain amendments. The amendments to the guidance on accounting for income taxes in reorganizations (ASC subtopic 852-740) should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. For those reorganizations reflected in interim financial statements issued before the amendments in this ASU are effective, retrospective application is required. The clarifications of the guidance on the embedded derivates and hedging (ASC subtopic 815-15) are effective for fiscal years beginning after December 15, 2009, and should be applied to existing contracts (hybrid instruments) containing embedded derivative features at the date of adoption. The Group is currently assessing the impact, if any, of this new standard on its consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09 (“ASU 2010-09”), Subsequent Events (ASC topic 855): Amendments to Certain Recognition and Disclosure Requirements. This amendment addresses both the interaction of the requirements of this Topic with the SEC’s reporting requirements and the intended breadth of the reissuance disclosure provision related to subsequent events (ASC paragraph 855-10-50-4). All of the amendments in this update are effective upon issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Group does not expect the adoption of ASU 2010-09 to have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13 (“ASU 2010-13”), Compensation- Stock Compensation (ASC topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Group does not expect the adoption of ASU 2010-13 to have a material impact on its consolidated financial statements.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3. ACCOUNTS RECEIVABLE, NET

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Accounts receivable	21,404	75,489	11,060
Allowance for doubtful accounts	(465)	(529)	(78)

Accounts receivable, net	20,939	74,960	10,982

The following table presents movement of the allowance for doubtful accounts:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Balance at the beginning of year	—	465	69
Additions charged to bad debt expense	465	64	9

Balance at the end of year	465	529	78

Five customers accounted for 51% of accounts receivable as of December 31, 2009 (2008: 56% and 2007: 100%) with 15%, 12%, 9%, 8% and 7%, respectively.

4. PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Current portion:
Purchased copyrights	958	5,036	738
Deposits	141	1,094	160
Prepaid expenses for bandwidth	1,146	108	16
Others	1,135	1,516	222

	3,380	7,754	1,136

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Non-current portion:
Purchased copyrights	—	1,460	214
Deposits	1,761	1,308	191

	1,761	2,768	405

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Purchased copyrights relate to titles to movies and television series acquired from external parties and are amortized ratably over the estimated useful lives of the titles ranging from 1 to 4 years. The amortization of purchased copyrights was nil, RMB1,450 and RMB4,581 (US$671), respectively, during the years ended December 31, 2007, 2008 and 2009.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Office computer equipment	2,546	3,501	513
Office furniture and equipment	1,349	2,049	300
Software	31	375	55
Servers and network equipment	90,123	117,039	17,146
Motor vehicles	413	413	61
Leasehold improvements	2,745	3,480	510

	97,207	126,857	18,585
Less: accumulated depreciation	(36,088)	(72,224)	(10,581)
Construction in progress	266	18	2

Total	61,385	54,651	8,006

Property and equipment depreciation expense for the years ended December 31, 2007, 2008 and 2009 was RMB8,726, RMB26,923, and RMB36,207 (US$5,304), respectively.

6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Accrued advertising and promotion expenses	864	2,499	366
Accrued bonuses and individual income taxes	5,976	14,579	2,136
Accrued bandwidth and server hosting expenses	14,938	32,667	4,786
Accrued agency commissions	6,089	30,326	4,443
Accrued annual leave	471	838	123
Business tax and surcharges payable	3,508	6,919	1,014
Others	1,529	3,745	549

Total	33,375	91,573	13,417

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

7. LONG-TERM DEBT

On April 23, 2008 (the “Closing Date”), the Company entered into an equipment loan and security agreement and a supplemental agreement (collectively known as the “Loan Agreement”) with independent third parties (the “Lenders”).

According to the Loan Agreement, the Lenders agreed to make term loans to the Company from time to time from the Closing Date to the Termination Date (defined below) in an aggregate principal amount not exceeding US$10,000 (the “Commitment”). The Termination Date is the earlier of (i) the date the Lenders may terminate making loans or extending other credit pursuant to the rights of the Lenders in event of default, or (ii) December 31, 2008.

The Company can only use the loan to purchase eligible equipment, such as computer equipment, lab and shop equipment, test equipment, office equipment and other standard hardware.

The Lenders are entitled to receive a warrant instrument issued by the Company exercisable for a number of Series C Preferred Shares of the Company at an initial exercise price equal to US$0.081128308 per share, such number of shares having an aggregate exercise price equal to the sum of (i) US$350 (issued to the Lenders, equivalent to 4,314,154 shares in total immediately upon the execution of the Loan Agreement), and (ii) the product of (A) 0.035 and (B) the original principal amount of each equipment loan advanced to the Company by the Lenders.

In connection with the execution of the Loan Agreement, the Company issued a warrant to the Lenders which allow the Lenders to purchase 4,314,154 shares of the Company’s Series C Preferred Shares in April 2008, which was recognized as a liability at fair value with a corresponding asset recognized as issuance costs. The Company has amortized such issuance costs over the facility period of the Loan Agreement.

In May 2008, the Company borrowed RMB31,507 (US$4,500) and, in connection with the borrowing, issued a warrant to purchase 1,941,368 Series C Preferred Shares. The principal is to be repaid in full over a period of thirty-two months in equal, monthly installments, commencing after an initial four month period of interest-only monthly payments. Interest is charged at a fixed annual interest rate of 12% per annum.

In June 2008, the Company borrowed RMB9,688 (US$1,400). In connection with this borrowing, the Company issued an additional warrant to the Lenders to purchase 603,980 Series C Preferred Shares.

In September 2008, the Company borrowed RMB17,784 (US$2,600). In connection with this borrowing, the Company issued an additional warrant to the Lenders to purchase 1,121,680 Series C Preferred Shares.

In January 2009, the Company borrowed RMB5,333 (US$780) and RMB3,256 (US$476), respectively. In connection with these borrowings, the Company issued additional warrants to the Lenders to purchase 541,900 Series C Preferred Shares.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

The principal for the borrowings made in June 2008, September 2008 and January 2009 is to be repaid in full over a period of thirty-six months in equal, monthly installments. Interest is charged at a fixed interest rate of 12% per annum.

The total proceeds received for the debt is first allocated to warrants based on their fair value at the time of issuance, and the remaining value is allocated to the debt. Loan discounts are amortized over the contractual life of the loans using the effective interest method. Interest expense arising from the loans are reported in the consolidated statements of operations.

Subsequent to December 31, 2009, the Group entered into a new agreement with the Lenders for a working capital loan (Note 19).

Interest expense on these loans for the years ended December 31, 2008 and 2009 was RMB4,240 and RMB6,835 (US$1,001), which include RMB591 and RMB1,001 (US$147) of discount amortization respectively. No interest expense has been capitalized in any periods presented.

Aggregate annual principal payments on long-term debt as of December 31, 2009 are as follows:

	RMB	US$
2010	24,209	3,547
2011	14,339	2,101
2012	106	16

Total	38,654	5,664

The Company has pledged its equity interest in 1Verge Internet to the Lenders for its obligation and liabilities under the Loan Agreement.

8. COST OF REVENUES

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Business tax and surcharges	151	3,505	16,624	2,435
Bandwidth costs	35,733	131,926	149,479	21,899
Depreciation of servers and other equipment	7,155	25,364	33,692	4,936
Content costs	3,109	10,335	16,913	2,478

Total	46,148	171,130	216,708	31,748

9. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

China

Prior to January 1, 2008, pursuant to the Provisional Regulations of the PRC on Enterprise Income Tax and the Income Tax Law of the PRC for Foreign Invested Enterprises (“FIE”) and Foreign Enterprises, the Company’s PRC subsidiary and Jiaheyi Advertising, a VIE of which 1Verge Internet is the primary beneficiary, were subject to PRC enterprise income tax (“EIT”) at a statutory rate of 33% on taxable income.

On March 16, 2007, the PRC National People’s Congress promulgated the New Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008, adopting a unified EIT rate of 25% to all resident enterprises in China, including FIEs and domestic enterprises, except for certain entities that still enjoyed the tax holidays which were grandfathered by the New EIT Law or entitled to tax incentives under the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The EIT rate of the Company’s PRC subsidiary and its VIEs, including 1Verge Internet, 1Verge Information, and Jiaheyi Advertising, is 25% starting from January 1, 2008. However, 1Verge Information has been recognized as HNTE under the New EIT Law by relevant authorities and applied the preferential tax rate of 15% from January 1, 2010.

1Verge Information, another VIE of which 1Verge Internet is deemed primary beneficiary, is located in the Beijing Zhongguancun Science Park and was granted HNTE status and thus was entitled to a preferential EIT rate of 15% from January 1, 2006 to December 31, 2007 and from January 1, 2010 to December 31, 2011. There is no aggregate dollar and per share effects of the tax holiday as no income tax was provided.

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement).

Also, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income. As of December 31, 2009, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2009, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application. The Company will continue to monitor its tax status.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

The Group’s loss before taxes consists of:

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cayman Islands	(3,622)	(11,705)	(5,764)	(845)
PRC	(86,061)	(192,755)	(176,522)	(25,861)

	(89,683)	(204,460)	(182,286)	(26,706)

There was no current or deferred income tax expense for the years ended December 31, 2007, 2008 and 2009.

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Income tax at PRC statutory rate*	(29,595)	(51,115)	(45,571)	(6,676)
International tax rate differences	1,195	2,926	1,441	211
Impact of changes in tax rate	(7,039)	—	—	—
Non-deductible expenses	2,894	954	992	145
Uncertain tax positions	1,609	6,526	8,203	1,202
Effect of tax exemption and reduction in the PRC	12,204	—	—	—
Impact of changes in tax rate on deferred tax	—	—	9,130	1,338
Addition to valuation allowance	18,732	40,709	25,805	3,780

Taxation for the year	—	—	—	—

*	The statutory income tax rate was 33% for the year ended December 31, 2007, and was changed to 25% for the years ended December 31, 2008 and 2009.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

The tax effects of temporary differences that give rise to the deferred tax asset balances at December 31, 2007, 2008 and 2009 are as follows:

	December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	1,812	1,201	896	131
Accrued payroll	44	162	2,364	346
Accrued expenses	321	731	10,499	1,538
Others	—	612	1,242	182
Valuation allowance	(2,177)	(2,706)	(15,001)	(2,197)

Deferred tax assets, current portion, net	—	—	—	—

Deferred tax assets, non-current portion:
Net operating loss carried forward	18,122	58,269	71,567	10,485
Fixed assets (accumulated depreciation)	1,075	1,108	1,320	193
Valuation allowance	(19,197)	(59,377)	(72,887)	(10,678)

Deferred tax assets, non-current portion, net	—	—	—	—

As of December 31, 2009, the Company had net operating loss carry forwards of approximately RMB286,266, which can be carried forward to offset future taxable income. The net operating loss carry forwards will begin to expire in 2011 if not utilized.

The changes in unrecognized tax benefits are as follows:

	December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Beginning balance	227	1,836	10,416	1,526
Additions based on tax positions of the current year	1,609	8,580	8,203	1,202
Reductions for tax positions of prior years	—	—	(2,054)	(301)

Ending balance	1,836	10,416	16,565	2,427

As of December 31, 2007, 2008 and 2009, the Group has approximately RMB1,836, RMB10,416 and RMB16,565 (US$2,427) of unrecognized tax benefits, none of which would affect the effective tax rate if recognized, due to the Company’s full valuation allowance position. Among the unrecognized tax benefits, approximately RMB1,609, RMB6,526 and RMB5,848 (US$857) in 2007, 2008 and 2009 are related to the estimated income tax expenses resulting from deemed interest income for loans to related parties. In 2008, the Group recorded unrecognized tax benefits of RMB1,444 related to accrued bonus for which the ultimate deductibility is certain. In 2009, the Group recognized a decrease of unrecognized tax benefits of RMB1,444 (US$212), which related primarily to the reversal of accrued bonus. In 2008, the Group recorded unrecognized tax benefits of RMB610 related to accrued interest income and litigation fee. In 2009, the Group recognized a decrease of unrecognized tax benefits of RMB610 (US$89), which related primarily to the reversal of accrued interest income and litigation fee.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

In 2009, the Group recorded unrecognized tax benefits of RMB2,355 (US$345) related to the nondeductible portion of the technical service fees. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.

The Group has not accrued for any interest or penalties related to the unrecognized tax positions due to the overall cumulative losses of the affected entities.

The years 2006 to 2009 remain subject to examination by the PRC tax authorities.

10. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiary and its VIEs in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiary and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which are expensed as incurred, were RMB2,132, RMB5,005 and RMB8,973 (US$1,315) for the years ended December 31, 2007, 2008 and 2009, respectively.

11. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including the free-billing period which was within fourteen months.

Total office rental expenses under all operating leases were RMB1,251, RMB3,905 and RMB7,762 (US$1,137) for the years ended December 31, 2007, 2008 and 2009, respectively.

Future minimum payments under non-cancelable operating leases of office rental consist of the following as of December 31, 2009:

	RMB	US$
2010	7,984	1,170
2011	7,041	1,031
2012	3,681	539
Thereafter	—	—

	18,706	2,740

Total bandwidth rental expenses were recorded in cost of revenues (Note 8) and product development.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Future minimum payments under non-cancelable operating leases of bandwidth rental consist of the following as of December 31, 2009:

	RMB	US$
2010	103,098	15,104
2011	17,071	2,501
2012	697	102
Thereafter	—	—

	120,866	17,707

Litigation

1Verge Information is involved in a number of cases pending in various courts and arbitration as of December 31, 2009. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results.

The Group has accrued RMB2,022 (US$296) in “Accrued expenses and other liabilities” in the consolidated balance sheets as of December 31, 2009. The compensation was based on judgments handed down by the court and out-of-court settlements after December 31, 2009 but related to cases arising on or before December 31, 2009. 1Verge information is in the process of appealing certain judgments for which the loss has been accrued.

Subsequent to December 31, 2009, various claims have been made in the ordinary course of business against the Group, some of which have been resolved without material impact to the Group’s operating results. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the matters referred to above will result in a material adverse effect on its business and consolidated financial statements.

There are no accruals for any additional losses related to unasserted claims as the amount cannot be reasonably estimated.

12. WARRANT LIABILITY

In connection with the Loan Agreement (Note 7), warrants were issued upon signing and with each of the loan drawdowns.

The initial shares for warrants vested immediately upon execution of the Loan and Security Agreement, and the drawdown shares, will vest on the borrowing date of each equipment loan advanced to Company. The warrants are exercisable at the option of the warrant holder, at any time or from time to time, commencing from the date of issuance and expiring on December 31, 2015.

As of December 31, 2009, the warrants include piggyback and S-3 registration rights, anti-dilution protections and other rights and protections equivalent to those rights and protections included in the Series C Preferred Shares.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

The warrants contain the following anti-dilution rights: If, in a Down Round (which is defined as any non-public offering of equity securities of the Company after the original date of issuance of the warrants at a price per share lower than the Share Purchase Price then in effect) or otherwise, a holder of convertible redeemable preferred shares has to purchase securities in a future round of equity financing or lose the benefit of anti-dilution protection applicable to the convertible redeemable preferred shares issuable upon the exercise of the warrants or the conversion of the convertible redeemable preferred shares, then the warrants will be automatically adjusted assuming that the holder had participated in the Down Round to its full pro rata shares with respect to the convertible redeemable preferred shares issuable upon exercise of the warrants.

The warrants have been classified as a current liability from the issuance date under ASC sub-topic 480 Distinguishing Liabilities from Equity: Overall, as holders are entitled to exercise into Series C Preferred Shares at US$0.081128308, which are contingently redeemable upon a deemed liquidation event. Losses of RMB264 and RMB2,313 (US$339) from the change in fair market value of the warrants were recognized in the consolidated statements of operations during the years ended December 31, 2008 and 2009, respectively. The fair value of the warrants was determined with the assistance of an independent third-party valuation firm.

The fair values of the warrants were estimated as of December 31, 2009 using a Black-Scholes option pricing model using the following assumptions:

December 31, 2009
Fair value of Series C Preferred Shares (US$)	0.178
Exercise price (US$)	0.0811
Risk-free interest rate	3.10%
Dividend yield	—
Expected term	6 years
Expected volatility	53.1%

No warrants were forfeited, cancelled or exercised for the years ended December 31, 2008 and 2009.

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On November 4, 2005, the Company issued the first batch of 60,000,000 Series A convertible redeemable preferred shares with a conversion price of US$0.05 per share to third parties investors (“Series A Investors”) in exchange for total consideration of US$3,000. Simultaneously with the Company’s issuance of Series A preferred shares, the Company issued call options to the Series A Investors which allowed each Series A Investors to purchase additional Series A preferred shares with an aggregate exercise price of US$1,500 and the Company’s ordinary shares with an aggregate exercise price of US$1,500. In addition, the Series A Investors granted a put option to the Company which allowed the Company to request that Series A Investors purchase additional Series A preferred shares with an aggregate exercise price of US$1,500. On January 18, 2007, the Company issued an additional 22,500,000 Series A preferred shares at nil consideration. Concurrently, the Company and the Series A Investors also agreed to cancel the put and call options and effectively adjusted the conversion for all Series A preferred shares to US$0.03636 per share.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

On January 18, 2007, the Company issued 165,825,000 Series B convertible redeemable preferred shares with a conversion price of US$0.03636 per share to third-party investors in exchange for total consideration of US$6,030. Simultaneously with the Company’s issuance of Series B preferred shares, the Company granted a contingent purchase right to the investors of Series B preferred shares (“Series B Investors”) which allowed the Series B Investors to purchase additional Series B preferred shares. On July 27, 2007, the Company issued an additional 112,875,000 Series B convertible redeemable preferred shares with a conversion price of US$0.05333 per share for an aggregate purchase price of US$6,020 upon the exercise of the right.

On November 20, 2007, the Company issued 308,770,154 Series C convertible redeemable preferred shares with a conversion price of US$0.08113 per share to third-party investors in exchange for total consideration of US$25,050.

On June 20, 2008, the Company issued 209,737,212 Series D convertible redeemable preferred shares with a conversion price of US$0.14304 per share to third-party investors in exchange for total consideration of US$30,000.

On November 25, 2009, the Company issued 209,849,890 Series E convertible redeemable preferred shares with a conversion price of US$0.19085 per share to third-party investors in exchange for total consideration of US$40,050.

The significant terms of Series A, Series B, Series C, Series D and Series E preferred shares (collectively “Preferred Shares”) are summarized below:

Voting

Each holder of Preferred Shares is entitled to the number of votes equal to the number of shares of ordinary shares into which such holder’s Preferred Shares could be converted and having voting rights and powers equal to the voting rights and powers of the ordinary shares.

Dividends

Each holder of Preferred Shares is entitled to receive dividends when and if declared by the Board of Directors of the Company.

Ranking

Pursuant to the Preferred Shares agreement, the holders of Preferred Shares rank, as to dividends and upon liquidation, senior and prior to the ordinary shares issued by the Company.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event (e.g., change in control) as defined in the Preferred Shares agreements, each holder of Preferred Shares is entitled to receive, prior to and in preference to holders of ordinary shares, an amount equal to the original issuance price plus any declared and unpaid dividends. If at the time of any liquidation event, the liquidation proceeds are either greater or lesser than the entire assets and funds of the Company legally available for distribution amongst the holder of Preferred Shares and holders of ordinary shares, the assets and funds of the Company shall be distributed ratably amongst

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

the holders of Preferred Shares first. After distribution in full to the holders of Preferred Shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably amongst the holders of ordinary shares.

Conversion Rights

All Preferred Shares can be converted into ordinary shares as determined by the applicable original issue price divided by the applicable conversion price in effect at the time of conversion.

The holders of Preferred Shares shall have the following conversion rights.

a.	Upon a Qualified Public Offering, as defined in the Preferred Shares agreement:

1) for the period from November 4, 2005 to November 20, 2007, if the offering price per share is not at least 200% of the original purchase price, and the conversion price of Series A and B preferred shares are adjusted such that each preferred share is convertible into that number of ordinary shares equal to 200% of the original purchase price divided by the offering price per share of such public offering for each Series A and B preferred shares;

2) for the period from November 20, 2007 to June 20, 2008, if the offering price per share is not at least 300% of each original purchase price of Series A, B and C, each conversion price of series A, B and C preferred shares are adjusted such that each preferred share is convertible into that number of ordinary shares equal to 300% of the original purchase price divided by the offering price per share of such public offering, for each Series A, B and C preferred shares; and

3) beginning June 20, 2008 and thereafter, the conversion price adjustment conditions were removed and no such term exists for Series A, B, C, D and E preferred shares.

b.	If the Company issues new equity securities for consideration per share less than the conversion price for any series of Preferred Shares, then the conversion price shall be reduced to the consideration per share received by the Company.

c.	All of Preferred Shares shall automatically be converted into ordinary shares at the then-effective conversion price of each issuance (i.e., conversion price as adjusted for any triggering event described in b. above) upon the closing of a qualified public offering, as defined in the Preferred Shares agreements.

Redemption

There is no redemption term stated in Preferred Shares, except all Preferred Shares are redeemable upon a liquidation event, which includes deemed liquidation events (e.g., change in control) as defined in the Preferred Shares agreement.

Accounting for the Convertible Redeemable Preferred Shares

The Preferred Shares have been classified as mezzanine equity as they are redeemable upon a liquidation event, including a deemed liquidation event (e.g., change in control) as noted above.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Since it is not probable that the Preferred Shares will be redeemed, each issuance of the Preferred Shares should be recognized at its total proceeds net of direct and incremental costs at issuance date, except Series A and B preferred shares which are further discussed below.

Upon the issuance of the Series A preferred shares on November 4, 2005, the put option and call options, which are freestanding financial instruments, were issued by the Series A Investors and by the Company, respectively. The options are not exercisable into a fixed number of securities; therefore, the options were recognized as either an asset or a liability, as appropriate. Each option was initially reported at fair value, and subsequent changes in fair value recognized in the consolidated statements of operations. The net proceeds were first allocated to the put option and call options based on fair value with the residual amount allocated to the first batch of Series A preferred shares.

On January 18, 2007, the Company and the Series A Investors agreed to amend the terms of the Series A preferred shares such that the Company issued additional Series A preferred shares and effected the cancellation of the put option and call options, while retaining the original conversion ratio of the initial Series A preferred shares. This amendment was treated as an extinguishment of the original Series A preferred shares as it significantly modified the terms of the original Series A preferred shares. As a result, the Company derecognized the original Series A preferred share issuance as well as the put option and call options, and recognized the new Series A preferred share issuance based on its fair value as of January 18, 2007, with the residual allocated to retained earnings.

Upon the issuance of the Series B preferred shares on January 18, 2007, a contingent purchase right for additional Series B preferred shares was granted to the Series B Investors. The right represents a freestanding financial instrument under which the Company has the obligation to issue a variable number of Series B preferred shares at the holders option; therefore, the right was recognized as a liability at fair value with subsequent changes in fair value recognized in the statement of operations. The net proceeds of the issuance were first allocated to this contingent purchase right based on its fair value with the residual amount allocated to the first batch of Series B preferred shares.

As the Series B Investors subsequently exercised the contingent purchase right to purchase the additional Series B preferred shares on July 27, 2007, the fair value of the contingent purchase right was recognized as part of the consideration for the issuance of the additional Series B preferred shares.

The holders of the Preferred Shares for all series have the ability to convert the shares into the Company’s ordinary shares. The conversion option did not require bifurcation because the feature is clearly and closely related to the host equity instrument. Additionally, the conversion option does not meet the net settlement criterion to be considered a derivative as the underlying ordinary shares are not publicly traded nor readily convertible into cash.

A beneficial conversion feature exists when the conversion price of the Preferred Shares is lower than the fair value of the ordinary shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the Preferred Shares as a contribution to additional paid-in capital. The Company determined the fair value of its ordinary shares with the assistance of an independent third-party valuation firm. No beneficial

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

conversion feature was recognized for the Preferred Shares as the fair value per ordinary share at each issuance date was less than the most favorable conversion price for each issuance.

14. ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorized the Company to issue 3,901,814,436 shares of US$0.00001 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding. The Company issued 365,000,000 ordinary shares to the founder at the Company’s incorporation in 2005. As of December 31, 2007, 2008 and 2009, there were 365,000,000 ordinary shares outstanding.

15. ACCUMULATED DEFICIT AND STATUTORY RESERVE FUNDS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiary.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s subsidiary, being a foreign-invested enterprise established in the PRC, is required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company’s subsidiary is required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiary.

In accordance with the China Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company’s VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Company’s VIEs. However, as the VIEs have operated at a loss since inception, no appropriation has been made as of December 31, 2009.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

The general reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they available for distribution except under liquidation.

	December 31,
	2008	2009	2009
	RMB	RMB	US$
PRC statutory reserve funds	—	—	—
Unreserved accumulated losses	(312,570)	(494,856)	(72,498)

	(312,570)	(494,856)	(72,498)

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-up capital and statutory reserve funds of the Company’s PRC subsidiary and the net assets of the VIEs in which the Company has no legal ownership, totaling approximately RMB323,174 and RMB179,225 (US$26,257) as of December 31, 2008 and 2009, respectively. All net assets of the Company’s VIEs are restricted due to the VIEs’ unreserved accumulated losses.

16. LOSS PER SHARE

The Group computes basic net loss per share in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall (Pre-codification: FASB No. 128 Earnings per share). Under the provisions of ASC 260-10, basic net loss per share is computed using the weighted-average number of ordinary shares outstanding during the year.

Diluted net loss per share is computed using the weighted-average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of share options, warrants for Series C Preferred Shares and convertible redeemable preferred shares. Securities that could potentially dilute basic earnings per share (“EPS”) were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the years presented.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

The following table sets forth the computation of basic and diluted net loss per share:

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Numerator:
Net loss	(89,683)	(204,460)	(182,286)	(26,706)

Denominator:
Weighted-average ordinary shares outstanding—basic and diluted	365,011,250	365,134,375	365,432,916	365,432,916

Net loss per share—basic and diluted	(0.25)	(0.56)	(0.50)	(0.07)

The Company had a weighted-average of 42,676,833, 70,561,926 and 86,881,881 ordinary share options outstanding; 322,273,223, 781,446,919 and 900,404,889 convertible redeemable preferred shares outstanding; and nil, 4,995,906 and 8,505,278 warrants to purchase convertible redeemable preferred shares outstanding during the years ended December 31, 2007, 2008 and 2009, respectively, which were excluded from the computation of diluted net loss per share, as their effect would have been anti-dilutive due to the Group’s net loss in the respective years.

17. SHARE-BASED COMPENSATION

In December 2005, the Company adopted the 2006 Option Plan (the “Plan”). The Plan provides for the granting of share options to employees, officers, directors, advisors or consultants of the Company. These options were granted with exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The Company has reserved 140,441,231 ordinary shares for issuance under the Plan. The maximum term of any issued stock option is ten years from the grant date. These awards vest over a four-year schedule for employees, officers and directors as stated below:

(1) One-sixth of the options shall be vested upon the first anniversary of the grant date;

(2) One-twelfth of the options shall be vested upon the last day of each three-month period of the second and third year after the grant date; and

(3) One-twenty fourth of the options shall be vested upon the last day of each three-month period of the fourth year after the grant date.

On January 21, 2008, the Company granted 1,000,000 stock options to an external consultant with an exercise price of US$0.081128308. For this award, 200,000 shares vested on the grant date, and the remaining 800,000 shares vested on July 8, 2008, the performance completion date.

On February 21, 2009, the Company granted 200,000 stock options to another external consultant with an exercise price of US$0.143036134. For this award, 100,000 shares vested on the grant date, and the remaining 100,000 shares vested on December 31, 2009, the performance completion date.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

In accordance with ASC 718-10, all share-based payments to employees are measured in the consolidated financial statements based on their grant-date fair values. Compensation expense is recognized on a straight-line basis, net of estimated forfeiture over the requisite service period with a graded vesting schedule.

The following table summarizes the stock option activity for the years ended December 31, 2007, 2008 and 2009:

Share options	Number of shares	Weighted- average exercise price (US$)	Weighted- average grant-date fair value (US$)	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2007	22,402,500	0.0200	0.0136	9.16	177
Granted	38,627,500	0.0366	0.0219
Exercised*	(22,500)	0.0253	0.0128
Forfeited	(8,119,167)	0.0279	0.0151

Outstanding, December 31, 2007	52,888,333	0.0328	0.0194	8.92	2,132
Granted	24,582,000	0.0908	0.0445
Exercised*	(223,750)	0.0287	0.0154
Forfeited	(1,343,250)	0.0648	0.0331

Outstanding, December 31, 2008	75,903,333	0.0510	0.0273	8.33	4,758
Granted	23,973,000	0.1430	0.0544
Exercised*	(373,331)	0.0548	0.0341
Forfeited	(5,780,669)	0.1092	0.0470

Outstanding, December 31, 2009	93,722,333	0.0710	0.0330	7.76	9,180

Vested and expected to vest at December 31, 2009	89,107,478	0.0679		7.69	9,003

Exercisable at December 31, 2009	50,409,771	0.0426		7.09	6,368

*	Represents options exercised but the corresponding shares not yet issued

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for stock options granted, the Company estimated that its future forfeiture rate would be 11% for employees and 4% for senior management.

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary shares as of December 31, 2009 and the exercise price.

Total intrinsic value of options exercised as of December 31, 2007, 2008 and 2009 was US$1, US$19 and US$43, respectively.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Total fair value of options vested as of December 31, 2007, 2008 and 2009 was US$88, US$402 and US$698, respectively.

As of December 31, 2009, there was RMB10,760 (US$1,576) of unrecognized share-based compensation cost related to stock options, which is expected to be recognized over a weighted-average vesting period of 2.72 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the stock options granted to employees. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of stock options granted during the years ended December 31, 2007, 2008 and 2009 were estimated using the following weighted-average assumptions:

	2007	2008	2009
Risk-free interest rate	4.21 to 4.94%	3.85 to 4.34%	3.26 to 3.98%
Dividend yield	—	—	—
Volatility rate	65.00 to 67.00%	63.53 to 64.11%	65.40 to 66.40%
Sub-optimal early exercise factor	2 times	2 times	2 times

Total compensation cost recognized for the years ended December 31, 2007, 2008 and 2009 are as follows:

	For the years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cost of revenues	—	259	283	41
Product development	684	1,401	1,657	243
Sales and marketing	141	861	1,690	248
General and administrative	424	1,144	935	137

Total	1,249	3,665	4,565	669

18. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Group adopted ASC 820-10, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although adoption did not impact the Group’s consolidated financial statements, ASC 820-10 requires additional disclosures to be provided on fair value measurements.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company’s short-term investments were classified as held-to-maturity securities and stated at amortized cost. In accordance with ASC 820-10, the Group measures the fair value of time deposits in cash equivalents and short-term investments by using the discounted cash flow model with market interest rates as a discount curve. Time deposits and short-term investments are classified as Level 2. The preferred shares warrants, put option, call option and contingent purchase right are measured at fair value, and are classified as Level 3 by using the income approach based on inputs that are unobservable in the market.

19. SUBSEQUENT EVENTS

In February 2010, the Company granted 20,679,600 share options to directors, employees and consultants with an exercise price of US$0.190850707.

On April 27, 2010, the Company acquired all of the equity interests in Jet Brilliant Limited, a Hong Kong company which wholly owns Beijing Jet Brilliant Advertising Co., Ltd., an advertising company established in Beijing, China, for consideration of US$263.

On May 19, 2010, Jiaheyi Advertising transferred its 95% equity interest in 1Verge Information to Ms. Qiong Qin and Mr. Dele Liu, related parties of the Group. After such transfer, 1Verge Information is 80% owned by Ms. Qiong Qin and 20% owned by Mr. Dele Liu. Prior to and after such transaction, Ms. Qiong Qin and Mr. Dele Liu have owned and have continued to own 4% and 1% equity interests in Jiaheyi Advertising.

On July 13, 2010, the Company entered into a working capital loan agreement of up to US$10,000 with Venture Lending & Leasing V, Inc. and Venture Lending & Leasing VI, Inc. (the “Lenders”). According to the agreement, principal and interest at the designated annual interest rate 12% shall be fully amortized over a period of thirty-two months in equal monthly installments commencing after an initial four-month period of interest-only monthly payments. The Company borrowed US$5,000 on July 14, 2010 from the Lenders under the agreement. In connection with this

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

borrowing, the Company issued a warrant to the Lenders which allow the Lenders to purchase either Series E Preferred Shares or the next of round preferred shares upon the exercise of the warrant. Prior to the issuance of the next round of preferred shares, if the Company consummates a bridge financing, Venture Lending & Leasing V, Inc. and Venture Lending & Leasing VI, Inc. could elect to surrender this warrant and receive in exchange all of the same consideration, securities, instruments and rights. The remaining US$5,000 under the loan agreement will expire on October 31, 2010.

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance Sheets

		As of December 31,
	Notes	2008	2009	2009
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		10,866	206,419	30,241
Due from subsidiaries		325	66,985	9,813
Other current assets		416	174	21

Total current assets		11,607	273,578	40,075
Non-current assets:
Property and equipment, net		—	202	30
Investment in subsidiary		243,390	66,869	9,797

Total non-current assets		243,390	67,071	9,827

TOTAL ASSETS		254,997	340,649	49,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	7	18,681	24,031	3,520
Warrant liability	12	4,729	7,356	1,078

Total current liabilities		23,410	31,387	4,598
Non-current liabilities:
Long-term debt	7	31,956	14,275	2,091

Total non-current liabilities		31,956	14,275	2,091

Total liabilities		55,366	45,662	6,689
Convertible redeemable preferred shares	13	507,614	780,599	114,358

Youku.com Inc. shareholders’ equity (deficit):
Ordinary shares	14	30	30	4
Additional paid-in capital		7,769	12,473	1,826
Accumulated other comprehensive loss		(3,212)	(3,259)	(477)
Accumulated deficit	15	(312,570)	(494,856)	(72,498)

Total shareholders’ equity (deficit)		(307,983)	(485,612)	(71,145)

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY		254,997	340,649	49,902

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Statements of Operations

		Years ended December 31,
	Notes	2007	2008	2009	2009
		RMB	RMB	RMB	US$
Net revenues		—	—	9,578	1,403

Cost of revenues		—	—	—	—

Gross profit		—	—	9,578	1,403
Operating expenses:
Product development		—	(4)	(78)	(12)
Sales and marketing		—	(53)	—	—
General and administrative		(662)	(1,298)	(1,553)	(228)

Total operating expenses		(662)	(1,355)	(1,631)	(240)

(Loss) / profit from operations		(662)	(1,355)	7,947	1,163

Interest income		711	199	2	—
Interest expense	7	—	(4,240)	(6,835)	(1,001)
Equity in losses of subsidiary		(87,310)	(196,420)	(181,087)	(26,529)
Amortization of debt issuance costs		—	(2,380)	—	—
Change in fair value of derivative financial liabilities and warrant liability	12	(2,422)	(264)	(2,313)	(339)

Loss before income taxes		(89,683)	(204,460)	(182,286)	(26,706)

Income taxes		—	—	—	—

Net loss		(89,683)	(204,460)	(182,286)	(26,706)

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Cash Flow Statements

	Years ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(89,683)	(204,460)	(182,286)	(26,706)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in losses of subsidiary	87,310	196,420	181,087	26,529
Amortization of debt issuance costs	—	2,380	—	—
Accretion of long-term debt discounts	—	591	1,001	147
Other reconciling items	7	6	78	11
Change in fair value of derivative financial liabilities and warrant liability	2,422	264	2,313	339
Changes in operating assets and liabilities:
Other current assets	(119)	409	(66,629)	(9,761)
Accrued expenses and other liabilities	452	68	(60)	(6)

Net cash provided by (used in) operating activities	389	(4,322)	(64,496)	(9,447)
Cash flows from investing activities:
Acquisition of property and equipment	—	(231)	(95)	(14)
Purchase of investments	(194,278)	(321,572)	—	—

Net cash used in investing activities	(194,278)	(321,803)	(95)	(14)
Cash flows from financing activities:
Proceeds from issuance of Series B Preferred Shares	57,284	—	—	—
Proceeds from issuance of Series C Preferred Shares	185,117	—	—	—
Proceeds from issuance of Series D Preferred Shares	—	206,028	—	—
Proceeds from issuance of Series E Preferred Shares	—	—	273,413	40,055
Exercise of employee stock options	25	24	139	20
Drawdown of long-term debt	—	58,979	8,589	1,258
Principal repayments on long-term debt	—	(7,366)	(21,548)	(3,157)
Payment of convertible redeemable preferred shares issuance costs	(1,078)	(1,744)	(428)	(63)
Debt commitment fee received (paid)	—	(31)	26	4

Net cash provided by financing activities	241,348	255,890	260,191	38,117
Effect of exchange rate changes on cash and cash equivalents	(1,741)	(1,042)	(47)	(7)

Net increase (decrease) in cash and cash equivalents	45,718	(71,277)	195,553	28,649
Cash and cash equivalents at beginning of the year	36,425	82,143	10,866	1,592

Cash and cash equivalents at end of the year	82,143	10,866	206,419	30,241

(a) Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiary.

The Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiary” and share of their loss as “Equity in losses of subsidiary” on the statements of operations.

The subsidiary has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (Note 15). The subsidiary did not pay any dividends to the Company for the years presented.

YOUKU.COM INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (Notes 7 and 11).

21. UNAUDITED PRO FORMA LOSS PER SHARE

On November 4, 2005, January 18, July 27 and November 20, 2007, June 20, 2008, and November 25, 2009, the Company issued Series A, Series B, Series C, Series D and Series E preferred shares, respectively (Note 13), which will be converted automatically into ordinary shares upon the completion of a Qualified Public Offering. Assuming the conversion had occurred on January 1, 2009, based on existing terms of the Preferred Shares as of December 31, 2009, the pro forma basic and diluted loss per share for the year ended December 31, 2009 are calculated as follows:

	For the year ended December 31, 2009
	RMB	US$
Numerator:
Net loss	(182,286)	(26,706)

Denominator:
Number of shares outstanding	365,432,916	365,432,916

Conversion of convertible redeemable preferred shares to ordinary shares	1,089,557,256	1,089,557,256

Denominator for pro forma basic and diluted net loss per share	1,454,990,172	1,454,990,172

Pro forma basic and diluted net loss per share	(0.13)	(0.02)

YOUKU.COM INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND SEPTEMBER 30, 2010 (UNAUDITED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of
	Notes	December 31, 2009	September 30, 2010	September 30, 2010	September 30, 2010	September 30, 2010
		RMB	RMB	US$	RMB	US$
			(Unaudited)	(Unaudited)	(Unaudited pro forma)
ASSETS
Current assets:
Cash and cash equivalents		301,608	440,554	65,848
Accounts receivable, net	3	74,960	169,872	25,390
Intangible assets	5	5,036	13,388	2,001
Prepayments and other assets	4	2,718	8,724	1,304

Total current assets		384,322	632,538	94,543
Non-current assets:
Property and equipment, net	6	54,651	57,071	8,530
Intangible assets	5	1,460	40,529	6,058
Capitalized content production costs		—	1,750	262
Prepayments and other assets	4	1,308	6,910	1,033

Total non-current assets		57,419	106,260	15,883

TOTAL ASSETS		441,741	738,798	110,426

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		6,309	31,613	4,725
Advances from customers		3,210	1,523	230
Accrued expenses and other liabilities	7	91,573	168,926	25,249
Current portion of long-term debt	8	24,031	25,476	3,808
Warrant liability	12	7,356	32,504	4,858

Total current liabilities		132,479	260,042	38,870
Non-current liabilities:
Long-term debt	8	14,275	21,791	3,257

Total non-current liabilities		14,275	21,791	3,257

Total liabilities		146,754	281,833	42,127

YOUKU.COM INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND SEPTEMBER 30, 2010 (UNAUDITED)—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of
	Notes	December 31, 2009	September 30, 2010	September 30, 2010	September 30, 2010	September 30, 2010
		RMB	RMB	US$	RMB	US$
			(Unaudited)	(Unaudited)	(Unaudited pro forma)
Commitments and contingencies	11

Convertible redeemable preferred shares	13
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$0.00001 par value, 82,500,000 shares authorized, issued and outstanding as of December 31, 2009 and September 30, 2010; with aggregate amount of liquidation preference of US$3,000 for 2009 and 2010)		24,523	24,523	3,665	—	—
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$0.00001 par value, 278,700,000 shares authorized, issued and outstanding as of December 31, 2009 and September 30, 2010; with aggregate amount of liquidation preference of US$12,050 for 2009 and 2010)		94,248	94,248	14,087	—	—
Series C convertible redeemable preferred shares (“Series C Preferred Shares”) (US$0.00001 par value, 317,398,462 shares authorized as of December 31, 2009 and September 30, 2010, 308,770,154 shares issued and outstanding as of December 31, 2009 and September 30, 2010; with aggregate amount of liquidation preference of US$25,050 for 2009 and 2010)		183,998	183,998	27,501	—	—
Series D convertible redeemable preferred shares (“Series D Preferred Shares”) (US$0.00001 par value, 209,737,212 shares authorized, issued and outstanding as of December 31, 2009 and September 30, 2010; with aggregate amount of liquidation preference of US$30,000 for 2009 and 2010)		204,845	204,845	30,617	—	—
Series E convertible redeemable preferred shares (“Series E Preferred Shares”) (US$0.00001 par value, 209,849,890 shares authorized, issued and outstanding as of December 31, 2009, 213,779,664 Shares authorized as of September 30, 2010, 209,849,890 Shares issued and outstanding as of September 30, 2010; with aggregate amount of liquidation preference of US$40,050 for 2009 and 2010)		272,985	272,985	40,802	—	—

YOUKU.COM INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND SEPTEMBER 30, 2010 (UNAUDITED)—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of
	Notes	December 31, 2009	September 30, 2010	September 30, 2010	September 30, 2010	September 30, 2010
		RMB	RMB	US$	RMB	US$
			(Unaudited)	(Unaudited)	(Unaudited pro forma)
Series F convertible redeemable preferred shares (“Series F Preferred Shares”) (US$0.00001 par value, 100,465,709 shares authorized, issued and outstanding as of September 30, 2010; with aggregate amount of liquidation preference of US$50,000 for 2010)		—	321,726	48,087	—	—

Total convertible redeemable preferred shares		780,599	1,102,325	164,759	—	—
Shareholders’ equity (deficit):
Ordinary shares	14	30	30	4	114	17
Additional paid-in capital		12,473	19,951	2,982	1,122,192	167,728
Accumulated other comprehensive loss		(3,259)	(3,524)	(527)	(3,524)	(527)
Accumulated deficit		(494,856)	(661,817)	(98,919)	(661,817)	(98,919)

Total shareholders’ equity (deficit)		(485,612)	(645,360)	(96,460)	456,965	68,299

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY		441,741	738,798	110,426

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUKU.COM INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the nine months ended September 30,
	Notes	2009	2010	2010
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Net revenues		99,784	234,623	35,068

Cost of revenues	9	(157,684)	(248,719)	(37,175)

Gross loss		(57,900)	(14,096)	(2,107)
Operating expenses:
Product development		(15,003)	(21,260)	(3,178)
Sales and marketing		(46,485)	(91,527)	(13,680)
General and administrative		(13,043)	(18,716)	(2,797)

Total operating expenses		(74,531)	(131,503)	(19,655)
Loss from operations		(132,431)	(145,599)	(21,762)
Interest income		1,840	1,068	160
Interest expenses		(5,401)	(4,963)	(742)
Change in fair value of derivative financial liabilities and warrant liability	12	(357)	(17,532)	(2,620)
Others, net		48	65	10

Loss before income taxes		(136,301)	(166,961)	(24,954)
Income taxes	10	—	—	—

Net loss		(136,301)	(166,961)	(24,954)

Net loss per share, basic and diluted	15	(0.37)	(0.46)	(0.07)
Shares used in computation, basic and diluted	15	365,268,611	365,675,115	365,675,115
Pro forma net loss per share, basic and diluted	19		(0.11)	(0.02)
Shares used in pro forma net loss per share computation, basic and diluted	19		1,555,698,080	1,555,698,080

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUKU.COM INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 and 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total shareholders’ equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2009	365,000,000	30	7,769	(3,212)	(312,570)	(307,983)
Comprehensive loss:
Foreign currency translation adjustment				(17)		(17)
Net loss					(136,301)	(136,301)

Total comprehensive loss						(136,318)
Exercise of stock options			35			35
Share-based compensation			3,248			3,248

Balances at September 30, 2009 (Unaudited)	365,000,000	30	11,052	(3,229)	(448,871)	(441,018)

Balances at January 1, 2010	365,000,000	30	12,473	(3,259)	(494,856)	(485,612)
Comprehensive loss:
Foreign currency translation adjustment				(265)		(265)
Net loss					(166,961)	(166,961)

Total comprehensive loss						(167,226)
Exercise of stock options			103			103
Share-based compensation			7,375			7,375

Balances at September 30, 2010 (Unaudited)	365,000,000	30	19,951	(3,524)	(661,817)	(645,360)

Balances at September 30, 2010, In US$ (Unaudited)		4	2,982	(527)	(98,919)	(96,460)

The accompanying notes are an integral part of the

unaudited interim condensed consolidated financial statements.

YOUKU.COM INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the nine months ended September 30,
	2009	2010	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(136,301)	(166,961)	(24,954)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	26,335	32,283	4,825
Bad debt expense	216	664	99
Amortization of intangible assets	2,383	31,935	4,773
Accretion of long-term debt discounts	861	1,451	217
Loss on disposal of property and equipment	44	23	3
Foreign exchange loss	—	5	1
Share–based compensation	3,248	7,375	1,102
Change in fair value of derivative financial liabilities and warrant liability	357	17,532	2,620
Changes in operating assets and liabilities:
Accounts receivable	(46,733)	(95,576)	(14,285)
Prepayments and other assets	1,357	(1,926)	(288)
Capitalized content production costs	—	(1,750)	(262)
Accounts payable	(512)	(110)	(16)
Advances from customers	(575)	(1,687)	(252)
Accrued expenses and other liabilities	50,784	60,095	8,983

Net cash used in operating activities	(98,536)	(116,647)	(17,434)
Cash flows from investing activities:
Acquisition of property and equipment	(19,082)	(28,623)	(4,278)
Deposit for acquisition of equity interests	—	(1,707)	(256)
Proceeds from short-term investments	94,000	—	—
Acquisition of intangible assets	(4,258)	(62,477)	(9,338)

Net cash provided by (used in) investing activities	70,660	(92,807)	(13,872)

YOUKU.COM INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

		For the nine months ended September 30,
	Notes	2009	2010	2010
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from financing activities:
Exercise of employee stock options		35	103	15
Proceeds from issuance of Series F Preferred Shares		—	334,985	50,069
Drawdown of long-term debt		8,589	33,875	5,063
Principal repayments on long-term debt		(15,888)	(18,943)	(2,831)
Debt commitment fee received (paid)		26	(136)	(20)
Payment of deferred initial public offering costs		—	(566)	(85)
Payment of convertible redeemable preferred shares issuance costs		—	(648)	(97)

Net cash provided by (used in) financing activities		(7,238)	348,670	52,114
Effect of exchange rate changes on cash and cash equivalents		(17)	(270)	(40)

Net (decrease) increase in cash and cash equivalents		(35,131)	138,946	20,768
Cash and cash equivalents at beginning of the period		88,915	301,608	45,080

Cash and cash equivalents at end of the period		53,784	440,554	65,848

Supplemental disclosures of cash flow information:
Cash paid for interest		4,689	3,345	500
Purchase of property and equipment included in accounts payable		2,756	12,075	1,805

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1. ORGANIZATION AND BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of Youku.com Inc. (the “Company”), its subsidiaries, 1Verge Internet Technology (Beijing) Co., Ltd., Jet Brilliant Limited (Hong Kong) and Jet Brilliant Advertising Co., Ltd., and variable interest entities, 1Verge Information Technology (Beijing) Co., Ltd. and Jiaheyi Advertising (Beijing) Co., Ltd., collectively referred to as the “Group”, were prepared on a basis substantially consistent with the Group’s audited consolidated financial statements for the year ended December 31, 2009. These unaudited interim condensed consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for annual financial statements.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2010. The condensed consolidated balance sheet as of December 31, 2009 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2009.

The People’s Republic of China (“PRC”) laws and regulations prohibit or restrict foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, the Group operates its websites and provides online advertising services in the PRC through variable interest entities (“VIEs”), the PRC legal entities that were established by individuals authorized by the Group. The Company has entered into business operation, pledge, loan, share option, exclusive technical and consulting, domain name license and trademark license agreements (the “Contractual Agreements”) with the VIEs through 1Verge Internet, which obligate 1Verge Internet to absorb a majority of the expected losses from the VIEs’ activities and entitles 1Verge Internet to receive a majority of residual returns from the VIEs.

The Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10 Consolidation: Overall (Pre-codification: Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51) through the signed Contractual Agreements. The Company is required to continue to consolidate the VIEs through 1Verge Internet under the new guidance in ASU 2009-17 effective January 1, 2010, because the Company has determined that 1) 1Verge Internet is most closely associated with the VIEs among the members of the related party group who share the power to direct the activities of the VIEs that most significantly impact their economic performance, and 2) has the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIEs.

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.6905 to US$1.00 on September 30, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. All highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents. All highly liquid investments with original maturities greater than three months, but less than twelve months, are classified as short-term which approximate their fair value.

Capitalized content production costs

The Company contracts for the production of, and self produces, short films to exhibit on its websites. Capitalized content production costs (which include direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value.

Non-episodic film costs

The Company estimates total revenues to be earned (“ultimate revenues”) throughout the life of a film. Ultimate revenue estimates for the produced films are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self produced content are based upon assumptions about future demand and market conditions.

Non-episodic film costs are only capitalized when the revenue stream related to the produced videos is determinable either through specific advertising contracts or other circumstances whereby revenue can be determined to be associated with the specific video and the same amount of revenue can be reasonably estimated.

The Company amortizes produced film cost using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator).

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Episodic film costs

Due to the same uncertainty of making reliable estimates discussed for non-episodic films, for episodic films, estimates of ultimate revenues are limited to the amount of revenue contracted for each episode. Accordingly, production costs incurred in excess of the amount of revenue contracted for each episode are expensed as incurred on an episode-by-episode basis.

The Company amortizes such costs for each episode in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current period (denominator) which is related to each episode.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. The purchased copyrights are amortized using a straight-line method over the estimated useful lives of related purchased copyrights. The advertising license is amortized using the straight-line method over the remaining term of the license. As of September 30, 2010, intangible assets have weighted-average useful lives from the date of purchase as follows:

Purchased copyrights	2.13 years
Advertising license	28 years

Commissions to third-party advertising agencies

The Group provides cash incentives in the form of commissions to certain third-party advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25 (Pre-codification: Emerging Issues Task Force (“EITF”) No. 01-9, Accounting for Consideration Given by a Vendor to a Customer). The Group accounts for cash consideration given to agencies for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value as a reduction of revenue. The Group has estimated and recorded commissions to third-party advertising agencies as follows:

	For the nine months ended September 30,
	2009	2010	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Commissions to third-party advertising agencies	22,761	53,888	8,054

Comparative information

Certain items in prior year/periods’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Recent accounting pronouncements

In June 2009, the FASB issued FASB No. 167, Amendments to FASB Interpretation No. 46(R), as codified in ASC 810. ASC 810 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. ASC 810 is effective for annual reporting periods beginning after November 15, 2009. The adoption of ASC 810 did not have a material impact on the Group’s condensed consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605-25 regarding revenue arrangements with multiple deliverables. This update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. The Group is currently assessing the impact, if any, of the adoption of ASU 2009-13.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Disclosures about Fair Value Measurements, which amends ASC topic 820 and provides for disclosure of the amount of significant transfers in or out of Level 1 and Level 2, the reasons for those transfers, as well as information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity on a gross basis, which is effective for all interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material effect on the Group’s condensed consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

	As of
	December 31, 2009	September 30, 2010	September 30, 2010
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Accounts receivable	75,489	171,065	25,568
Allowance for doubtful accounts	(529)	(1,193)	(178)

Accounts receivable, net	74,960	169,872	25,390

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4. PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of
	December 31, 2009	September 30, 2010	September 30, 2010
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Current portion:
Deposits	1,094	907	136
Prepaid expenses for bandwidth	108	—	—
Deferred initial public offering costs	—	5,380	805
Others	1,516	2,437	363

	2,718	8,724	1,304

	As of
	December 31, 2009	September 30, 2010	September 30, 2010
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Non-current portion:
Prepaid copyrights	—	2,438	364
Deposits	1,308	2,765	413
Deposit for equity interests	—	1,707	256

	1,308	6,910	1,033

Deferred initial public offering costs represent costs incurred by the Company directly attributable to a proposed offering of the Company’s equity shares in the United States and will be charged against the gross proceeds from such offering.

5. INTANGIBLE ASSETS

	As of December 31, 2009
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	RMB	RMB	RMB
Current portion:
Purchased copyrights	8,915	(3,879)	5,036

Non-current portion:
Purchased copyrights	1,460	—	1,460

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	As of September 30, 2010
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Net Carrying Value
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current portion:
Purchased copyrights	22,673	(9,285)	13,388	2,001

Non-current portion:
Purchased copyrights	47,201	(8,303)	38,898	5,814
Advertising license	1,636	(5)	1,631	244

	48,837	(8,308)	40,529	6,058

Advertising license relates to acquired advertising license and is amortized ratably over the remaining term of the license of 28 years.

Purchased copyrights relate to titles to movies and television series acquired from external parties and are amortized ratably over the estimated useful lives of the titles ranging from 9 months to 5 years.

Amortization expense was RMB2,383 and RMB31,935 (US$4,773) for the nine months ended September 30, 2009 and 2010, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	29,503	4,410
Between 1 and 2 years	12,291	1,837
Between 2 and 3 years	7,022	1,050
Between 3 and 4 years	2,763	413
Between 4 and 5 years	910	136

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of
	December 31, 2009	September 30, 2010	September 30, 2010
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Office computer equipment	3,501	4,915	735
Office furniture and equipment	2,049	3,489	522
Software	375	678	101
Servers and network equipment	117,039	144,672	21,624
Motor vehicles	413	906	135
Leasehold improvements	3,480	6,820	1,020

	126,857	161,480	24,137
Less: accumulated depreciation	(72,224)	(104,485)	(15,617)
Construction in progress	18	76	10

	54,651	57,071	8,530

Depreciation expense for the nine months ended September 30, 2009 and 2010 was as follows:

	For the nine months ended September 30,
	2009	2010	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Depreciation expense	26,335	32,283	4,825

7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of
	December 31, 2009	September 30, 2010	September 30, 2010
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Accrued advertising and promotion expenses	2,499	1,626	243
Accrued bonuses and individual income taxes	14,579	23,078	3,449
Accrued bandwidth and server hosting expenses	32,667	60,219	9,001
Accrued agency commissions	30,326	49,141	7,345
Accrued annual leave	838	945	141
Business tax and surcharges payable	6,919	10,725	1,603
Accrued financing issuance costs	—	12,611	1,885
Accrued initial public offering related costs	—	4,814	720
Others	3,745	5,767	862

	91,573	168,926	25,249

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

8. LONG-TERM DEBT

On July 13, 2010 (the “Closing Date”), the Company entered into a working capital loan and security agreement and a supplemental agreement (collectively known as the “Loan Agreement”) with independent third parties (the “Lenders”).

According to the Loan Agreement, the Lenders agreed to make term loans to the Company from time to time from the Closing Date in an aggregate principal amount not exceeding US$10,000. This loan agreement expired on October 31, 2010.

The Company or its wholly owned subsidiary, 1Verge Internet can use the loan for general corporate purposes.

The Lenders are entitled to receive a warrant instrument issued by the Company exercisable into a number of Series E Preferred Shares or the next round of preferred shares of the Company at the share issue price, such number of shares having an aggregate exercise price equal to the sum of (i) US$250 and (ii) the product of (A) 0.05 and (B) the original principal amount of each working capital loan advanced to the Company by the Lenders. Since the Company has issued Series F Preferred Shares on September 9, 2010, the next round preferred shares referred to in the Loan Agreement should be the Series F Preferred Shares.

In July 2010, the Company borrowed RMB33,875 (US$5,000). In connection with this borrowing, the Company issued a warrant, which was recognized as a liability at fair value, to the Lenders to purchase a number of Series E Preferred Shares or Series F Preferred Shares to be calculated at the pre-determined formula.

The principal and interest for the borrowings made under this Loan Agreement is to be repaid in full over a period of thirty-two months in equal, monthly installments, commencing after an initial four-month period of interest-only monthly payments. Interest is charged at a fixed interest rate of 12% per annum.

The total proceeds received for the debt is first allocated to the warrant based on its fair value at the time of issuance, and the remaining value is allocated to the debt. The resulting loan discount is amortized over the contractual life of the loans using the effective interest method.

Interest expense on these loans for the nine months ended September 30, 2009 and 2010 was RMB5,401 and RMB4,963 (US$742), which include RMB861 and RMB1,451 (US$217) of discount amortization, respectively. No interest expense has been capitalized in any periods presented.

Aggregate annual principal payments on long-term debt as of September 30, 2010 are as follows:

	RMB	US$
Within 1 year	28,651	4,282
Between 1 and 2 years	13,324	1,991
Between 2 and 3 years	11,611	1,735

	53,586	8,008

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

The Company has pledged its equity interest in 1Verge Internet to the Lenders for its obligation and liabilities under the loan agreement.

9. COST OF REVENUES

	For the nine months ended September 30,
	2009	2010	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Business tax and surcharges	10,610	23,241	3,474
Bandwidth costs	111,299	139,994	20,924
Depreciation of servers and other equipment	24,506	29,008	4,336
Content costs	11,269	56,476	8,441

	157,684	248,719	37,175

10. INCOME TAXES

There was no current or deferred income tax expense for the nine months ended September 30, 2009 and 2010.

11. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including a free-billing period of fourteen months.

For the nine months ended September 30, 2009 and 2010, total rental expenses for all operating leases amounted to RMB5,787 and RMB9,424 (US$1,409), respectively.

Future minimum payments under non-cancelable operating leases of office rental consist of the following as of September 30, 2010:

	RMB	US$
Within 1 year	12,102	1,809
Between 1 and 2 years	8,935	1,335
Between 2 and 3 years	5,692	851
After 3 years	3,675	549

	30,404	4,544

Total bandwidth rental expenses were recorded in cost of revenues (Note 9).

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Future minimum payments under non-cancelable operating leases of bandwidth rental consist of the following as of September 30, 2010:

	RMB	US$
Within 1 year	117,280	17,529
After 1 year	30,688	4,587

	147,968	22,116

Litigation

The Group is subject to legal proceedings, investigations and claims incidental to the conduct of its business from time to time. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the matters referred to above will result in a material adverse effect on its business and condensed consolidated financial statements.

12. WARRANT LIABILITY

The warrants issued in connection with the Loan Agreement signed on April 23, 2008 and July 13, 2010 are exercisable at the option of the warrant holder, at any time or from time to time, commencing from the date of issuance and expiring on December 31, 2015 and October 31, 2020, respectively.

The warrants issued in relation to the long-term debt (Note 8) have been classified as a current liability from the issuance date under ASC topic 480, Distinguishing Liabilities from Equity: Overall, as holders are entitled to exercise into Series C Preferred Shares, Series E Preferred Shares, and Series F Preferred Shares at US$0.08113, US$0.19085, and US$0.49768 respectively, which are contingently redeemable upon a deemed liquidation event. Losses of RMB357 and RMB17,532 (US$2,620) from the change in fair market value of the warrants were recognized in the condensed consolidated statements of operations during the nine months ended September 30, 2009 and 2010, respectively.

The fair values of the warrants were estimated as of September 30, 2010 using a Black-Scholes option pricing model with the following assumptions:

	September 30, 2010
	Series C Preferred Shares	Series E Preferred Shares
Fair value per share (US$)	0.463	0.463
Exercise price (US$)	0.0811	0.1909
Risk-free interest rate	1.264%	2.545%
Dividend yield	—	—
Expected term	5.25 years	10.09 years
Expected volatility	50.4%	61.3%

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

No warrants were forfeited, cancelled or exercised in the nine months ended September 30, 2009 and 2010.

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On November 4, 2005, the Company issued the first batch of 60,000,000 Series A convertible redeemable preferred shares with a conversion price of US$0.05 per share to third-party investors (“Series A Investors”) in exchange for total consideration of US$3,000. Simultaneously with the Company’s issuance of Series A preferred shares, the Company issued call options to the Series A Investors which allowed each Series A Investors to purchase additional Series A convertible redeemable preferred shares with an aggregate exercise price of US$1,500 and the Company’s ordinary shares with an aggregate exercise price of US$1,500. In addition, the Series A Investors granted a put option to the Company which allowed the Company to request that Series A Investors purchase additional Series A convertible redeemable preferred shares with an aggregate exercise price of US$1,500. On January 18, 2007, the Company issued an additional 22,500,000 Series A preferred shares at nil consideration. Concurrently, the Company and the Series A Investors also agreed to cancel the put and call options and effectively adjusted the conversion for all Series A convertible redeemable preferred shares to US$0.03636 per share.

On January 18, 2007, the Company issued 165,825,000 Series B convertible redeemable preferred shares with a conversion price of US$0.03636 per share to third-party investors in exchange for total consideration of US$6,030. Simultaneously with the Company’s issuance of Series B preferred shares, the Company granted a contingent purchase right to the investors of Series B preferred shares (“Series B Investors”) which allowed the Series B Investors to purchase additional Series B preferred shares. On July 27, 2007, the Company issued an additional 112,875,000 Series B convertible redeemable preferred shares with a conversion price of US$0.05333 per share for an aggregate purchase price of US$6,020 upon the exercise of the right.

On November 20, 2007, the Company issued 308,770,154 Series C convertible redeemable preferred shares with a conversion price of US$0.08113 per share to third-party investors in exchange for total consideration of US$25,050.

On June 20, 2008, the Company issued 209,737,212 Series D convertible redeemable preferred shares with a conversion price of US$0.14304 per share to third-party investors in exchange for total consideration of US$30,000.

On November 25, 2009, the Company issued 209,849,890 Series E convertible redeemable preferred shares with a conversion price of US$0.19085 per share to third-party investors in exchange for total consideration of US$40,050.

On September 9, 2010, the Company issued 100,465,709 Series F convertible redeemable preferred shares with a conversion price of US$0.49768 per share to third-party investors in exchange for total consideration of US$50,000

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Accounting for the Convertible Redeemable Preferred Shares

The Preferred Shares have been classified as mezzanine equity as they are redeemable upon a liquidation event, including a deemed liquidation event (e.g., change in control).

The holders of the Preferred Shares for all series have the ability to convert the shares into the Company’s ordinary shares. The conversion option did not require bifurcation because the feature is clearly and closely related to the host equity instrument. Additionally, the conversion option does not meet the net settlement criterion to be considered a derivative as the underlying ordinary shares are not publicly traded nor readily convertible into cash.

No beneficial conversion feature was recognized for the Preferred Shares as the fair value per ordinary share at each issuance date was less than the most favorable conversion price for each issuance.

14. ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorized the Company to issue 3,797,418,953 shares of US$0.00001 par value per ordinary share. Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding. The Company issued 365,000,000 ordinary shares to the founder at the Company’s incorporation in 2005. As of September 30, 2010, there were 365,000,000 ordinary shares outstanding.

15. LOSS PER SHARE

Basic and diluted loss per share for the nine months ended September 30, 2009 and 2010 are calculated as follows:

	For the nine months ended September 30,
	2009	2010	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss	(136,301)	(166,961)	(24,954)

Denominator:
Weighted-average ordinary shares outstanding—basic and diluted	365,268,611	365,675,115	365,675,115

Net loss per share—basic and diluted	(0.37)	(0.46)	(0.07)

16. SHARE-BASED COMPENSATION

In December 2005, the Company adopted the 2006 Option Plan (the “Plan”). The Plan provides for the granting of share options to employees, officers, directors, advisors or consultants of the

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Company. These options were granted with exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The Company has reserved 140,441,231 ordinary shares for issuance under the Plan. The maximum term of any issued stock option is ten years from the grant date. These awards vest over a four-year schedule for employees, officers and directors as stated below:

(1)	One-sixth of the options shall be vested upon the first anniversary of the grant date;

(2)	One-twelfth of the options shall be vested upon the last day of each three-month period of the second and third year after the grant date; and

(3)	One-twenty fourth of the options shall be vested upon the last day of each three-month period of the fourth year after the grant date.

In accordance with ASC 718-10, all share-based payments to employees are measured in the consolidated financial statements based on their grant-date fair values. Compensation expense is recognized on a straight-line basis, net of estimated forfeiture over the requisite service period with a graded vesting schedule.

The following table summarizes the stock option activity for the nine months ended September 30, 2010:

Share options	Number of shares	Weighted- average exercise price (US$)	Weighted- average grant-date fair value (US$)	Weighted- average remaining contractual life (years)	Aggregate Intrinsic value (US$)
Outstanding, January 1, 2010	93,722,333	0.0710	0.0330	7.76	9,180
Granted	40,758,600	0.2939	0.1588
Exercised*	(158,875)	0.0959	0.0405
Forfeited	(5,570,157)	0.1494	0.0722

Outstanding, September 30, 2010	128,751,901	0.1381	0.0711	7.69	41,844

Vested and expected to vest at September 30, 2010	122,111,667	0.1306		7.61	40,596

Exercisable at September 30, 2010	65,271,042	0.0518		6.57	26,847

*	Represents options exercised but the corresponding shares not yet issued

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for stock options granted, the Company estimated that its future forfeiture rate would be 11% for employees and 1.33% for senior management.

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary shares as of September 30, 2010 and the exercise price.

Total intrinsic value of options exercised as of September 30, 2010 was US$58.

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

Total fair value of options vested as of September 30, 2010 was US$626.

As of September 30, 2010, there was RMB42,345 (US$6,329) of unrecognized share-based compensation cost related to stock options, which is expected to be recognized over a weighted average vesting period of 3.48 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the stock options granted to employees. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of stock options granted during the nine months ended September 30, 2010 were estimated using the following weighted-average assumptions:

For the nine months ended September 30, 2010
Risk-free interest rate	2.963 to 3.86%
Dividend yield	—
Volatility rate	61.8% to 63.0%
Sub-optimal early exercise factor	2 times

Total compensation cost recognized for the nine months ended September 30, 2009 and 2010 are as follows:

	For the nine months ended September 30,
	2009	2010	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	206	550	82
Product development	1,206	2,038	305
Sales and marketing	1,161	3,645	545
General and administrative	675	1,142	170

	3,248	7,375	1,102

17. FAIR VALUE MEASUREMENTS

ASC 820-10, Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

In accordance with ASC 820-10, the Group measures the fair value of time deposits in cash equivalents using the discounted cash flow model with market interest rates as a discount curve. Time deposits are classified as Level 2.

The preferred share warrants are measured at fair value, and are classified as Level 3 by using the income approach based on inputs that are unobservable in the market.

18. SUBSEQUENT EVENTS

Amendment to Memorandum and Articles of Association

In November 2010, the Company adopted the Amended and Restated Memorandum and Articles of Association (“M&AA”). Immediately prior to the completion of a Qualified Public Offering, the share capital of the Company is US$50, will be divided into 5,000,000,000 shares of par value US$0.00001 each, comprising (i) 3,137,657,746 Class A ordinary shares; (ii) 659,761,207 Class B ordinary shares; (iii) 82,500,000 Series A Preferred Shares; (iv) 165,825,000 Series B-1 Preferred Shares and 112,875,000 Series B-2 Preferred Shares; (v) 317,398,462 Series C Preferred Shares; (vi) 209,737,212 Series D Preferred Shares; (vii) 213,779,664 Series E Preferred Shares; and (viii) 100,465,709 Series F Preferred Shares. The outstanding preferred shares will be automatically converted into Class A ordinary shares or Class B ordinary shares, as the case may be, immediately prior to the closing of a Qualified Public Offering.

After the completion of a Qualified Public Offering, the ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Subject to certain exceptions, in respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

2010 Share Incentive Plan

In November 2010, the Company adopted the 2010 Share Incentive Plan. The plan permits the grant of options to purchase the Company’s Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under this plan is 100,000,000 shares. As of November 12, 2010, the Company has not granted any awards under this plan.

Others

In November 2010, the Company granted 11,487,000 share options to employees and an independent director with an exercise price of US$0.48 under the 2006 Option Plan.

YOUKU.COM INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

In November 2010, the holders of the warrants notified the Company that they will exercise their warrants to purchase 8,523,082 Series C Preferred Shares and 3,929,774 Series E Preferred Shares immediately prior to the completion of the initial public filing.

19. PRO FORMA LOSS PER SHARE

All outstanding preferred shares (Note 13) will be converted automatically into ordinary shares upon the completion of a Qualified Public Offering. Assuming the conversion had occurred on January 1, 2010, based on existing terms of the Preferred Shares as of September 30, 2010, the pro forma basic and diluted loss per share for the nine months ended September 30, 2010 are calculated as follows:

	For the nine months ended September 30,
	2010	2010
	RMB	US$
	(Unaudited)	(Unaudited)
Numerator:
Net loss	(166,961)	(24,954)

Denominator
Number of shares outstanding	365,675,115	365,675,115

Conversion of convertible redeemable preferred shares to ordinary shares	1,190,022,965	1,190,022,965

Denominator for pro forma basic and diluted net loss per share	1,555,698,080	1,555,698,080

Pro forma basic and diluted net loss per share	(0.11)	(0.02)

Seeing a new China through Youku

YOUKU 优酷 The World Is Watching

             American Depositary Shares

Youku.com Inc.

Representing              Class A Ordinary Shares

Goldman Sachs (Asia) L.L.C.

Allen & Company LLC

Piper Jaffray	Pacific Crest Securities

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the indemnification agreements the form of which is filed as Exhibit              to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) that were outstanding as of November 12, 2010.

Purchaser	Date of Issuance	Number of Securities	Consideration (US$)
Series C Preferred Share Investors(1)	November 20, 2007	308,770,154 Series C Preferred Shares	US$25,050,000

Venture Lending & Leasing IV, Inc. and Venture Lending & Leasing V, Inc.	Various dates(4)	Warrants to purchase 8,523,082 Series C Preferred Shares(4)	Loan commitment of US$9,756,098.

Series D Preferred Share Investors(2)	June 20, 2008	209,737,212 Series D Preferred Shares	US$30,000,000

Series E Preferred Share Investors(3)	November 25, 2009	209,849,890 Series E Preferred Shares	US$40,050,000

Series F Preferred Shares Investors(5)	September 9, 2010	100,465,709 Series F Preferred Shares	US$50,000,000

Directors, Officers, Consultants, Advisors and Employees	Various dates(6)	Options to purchase 139,520,233 ordinary shares(6)	Services to our company

(1)	Include Chengwei Funds, Farallon Funds, certain Sutter Hill Funds and Brookside.
(2)	Include Chengwei Funds, Farallon Funds, Maverick Funds, certain Sutter Hill Funds, VLLIV, VLLV and Brookside.

(3)	Include Chengwei Funds, certain Maverick Funds, certain Sutter Hill Funds and Brookside.
(4)	On April 23, 2008, we issued 4,314,154 warrants. On May 1, 2008, we issued 1,941,368 warrants and the principal amount drawn down was US$4,500,000. On June 2, 2008, we issued 603,980 warrants and the principal amount drawn down was US$1,400,000. On September 2, 2008, we issued 1,121,680 warrants and the principal amount drawn down was US$2,600,000. On January 1, 2009, we issued 336,504 warrants and the principal amount drawn down was US$780,000. On January 30, 2009, we issued 205,396 warrants and the principal amount drawn down was US$476,098.
(5)	Include Chengwei Funds, Farallon Funds, Brookside, Maverick USA II, Corp. and certain entities affiliated with T. Rowe Price New Horizons Fund, Inc. and Morgan Stanley Investment Management Small Company Growth Trust.
(6)	On December 1, 2005, we issued 9,965,000 options. On February 1, 2006, we issued 5,070,000 options. On April 1, 2006, we issued 1,536,000 options. On June 1, 2006, we issued 1,075,000 options. On August 1, 2006, we issued 4,247,500 options. On October 1, 2006, we issued 985,000 options. On February 1, 2007, we issued 21,702,500 options. On July 1, 2007, we issued 16,425,000 options. On December 6, 2007, we issued 500,000 options. On January 21, 2008, we issued 1,000,000 options. On March 1, 2008, we issued 19,722,000 options. On August 1, 2008, we issued 2,360,000 options. On September 22, 2008, we issued 1,500,000 options. On February 1, 2009, we issued 11,530,000 options. On February 21, 2009, we issued 200,000 options. On August 1, 2009, we issued 12,243,000 options. On February 1, 2010, we issued 20,679,600 options. On August 1, 2010, we issued 20,079,000 options. On November 10, we issued 11,487,000 options. As of September 30, 2010 and November 12, 2010, 22,067,699 and 22,786,367, respectively, options had been forfeited, cancelled or exercised but not issued respectively on these dates.

We believe that each of the above issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, Section 4(2) of the Securities Act or Rule 701 under the Securities Act regarding transactions not involving a public offering. The grants of stock options on various dates were made to some of our directors, officers and employees pursuant to our 2006 Stock Option Scheme adopted in 2005. See “Management—2006 Stock Option Scheme” for a description of the principal terms of the plan. The aggregate amount of ordinary shares underlying the stock options granted during any consecutive 12-month period has not exceeded 15% of our outstanding ordinary shares (including ordinary shares into which the preferred shares will automatically convert immediately upon the completion of this offering) as of December 31, 2009. No underwriters were involved in any of these issuances.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on November 15, 2010.

Youku.com Inc.

By:	/s/ Victor Wing Cheung Koo
Name:	Victor Wing Cheung Koo
Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Victor Wing Cheung Koo and Dele Liu as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on November 15, 2010.

Signature	Title

/s/ Victor Wing Cheung Koo Name: Victor Wing Cheung Koo	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)

/s/ Dele Liu Name: Dele Liu	Director, Chief Financial Officer and Senior Vice President (principal financial and accounting officer)

/s/ George Leonard Baker Jr. Name: George Leonard Baker Jr.	Director

/s/ Jonathan Jia Zhu Name: Jonathan Jia Zhu	Director

/s/ Ye Sha Name: Ye Sha	Director

/s/ Nicholas Frederick Lawler Name: Nicholas Frederick Lawler	Director

/s/ Bryan Zongwei Li Name: Bryan Zongwei Li	Director

/s/ Kate Ledyard Name: Kate Ledyard Title: Manager Law Debenture Corporate Services Inc.	Authorized U.S. Representative on behalf of Law Debenture Corporate Services Inc.

YOUKU.COM INC.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant (effective upon the completion of this offering)

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4	Amended and Restated Shareholders’ Agreement, among the Registrant and other parties therein dated as of September 9, 2010

4.5	Share Purchase Agreement, among the Registrant and other parties therein dated as of November 25, 2009

4.6	Share Purchase Agreement, among the Registrant and other parties therein dated as of September 9, 2010

5.1	Form of Opinion of Appleby regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters

8.2	Form of Opinion of TransAsia Lawyers regarding certain PRC tax matters

10.1	2006 Stock Option Scheme, as amended

10.2	2010 Share Incentive Plan

10.3	Form of Indemnification Agreement between the Registrant and its directors and officers

10.4	Form of Employment Agreement between the Registrant and the officers of the Registrant

10.5	Amended and Restated Business Operations Agreement, dated as of August 16, 2010, among 1Verge Internet, 1Verge Information and the shareholders of 1Verge Information

10.6	Amended and Restated Business Operations Agreement, dated as of August 16, 2010, among 1Verge Internet, Jiaheyi and the shareholders of Jiaheyi

10.7	Amended and Restated Equity Interest Pledge Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of 1Verge Information

10.8	Amended and Restated Equity Interest Pledge Agreement, dated as of September 27, 2010, among 1Verge Internet and the shareholders of Jiaheyi

10.9	Power of Attorney, dated as of August 16, 2010, by the shareholders of 1Verge Information

10.10	Power of Attorney, dated as of August 16, 2010, by the shareholders of Jiaheyi

10.11	Amended and Restated Exclusive Technical and Consulting Services Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information

10.12	Amended and Restated Exclusive Technical and Consulting Services Agreement, dated as of August 16, 2010, between 1Verge Internet and Jiaheyi

10.13	Amended and Restated Trademark License Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information

Exhibit Number	Description of Document

10.14	Amended and Restated Domain Name License Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information

10.15	Amended and Restated Equity Option Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of 1Verge Information

10.16	Amended and Restated Equity Option Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi
10.17	Amended and Restated Loan Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of 1Verge Information

10.18	Amended and Restated Loan Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi

10.19	Supplementary Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information

10.20	Supplementary Agreement, dated as of August 16, 2010, between 1Verge Internet and Jiaheyi

10.21	Assignment Agreement I, dated as of August 16, 2010, among 1Verge Internet, 1Verge Information, Jiaheyi, Qin Qiong and Liu Dele

10.22	Assignment Agreement II, dated as of August 16, 2010, among 1Verge Internet, 1Verge Information, Jiaheyi, Qin Qiong and Liu Dele

21.1	Subsidiaries of the Registrant

23.1	Consent of Ernst & Young Hua Ming, an independent registered public accounting firm

23.2	Consent of Appleby (included in Exhibit 5.1)

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)

23.4	Consent of TransAsia Lawyers

23.5	Consent of American Appraisal China Limited

24.1	Powers of Attorney (included on signature page)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Form of Opinion of TransAsia Lawyers, counsel to Youku.com Inc., regarding certain PRC legal matters

*	To be filed by amendment.